     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 4, 1997


                                                      REGISTRATION NO. 333-22155
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                              -------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              -------------------

                           THE WILLIAM CARTER COMPANY
             (Exact name of registrant as specified in its charter)

           MASSACHUSETTS                              2300                               04-1156680
  (State or other jurisdiction of         (Primary Standard Industrial                (I.R.S. Employer
   incorporation or organization)         Classification Code Number)               Identification No.)

                              -------------------

                        1590 ADAMSON PARKWAY, SUITE 400
                             MORROW, GEORGIA 30260
                                 (770) 961-8722
              (Address, including zip code, and telephone number,
  including area code, of registrant's and co-registrant's principal executive offices)
                            ------------------------

                                 JAY A. BERMAN
                             SENIOR VICE PRESIDENT
                          AND CHIEF FINANCIAL OFFICER
                           THE WILLIAM CARTER COMPANY
                        1590 ADAMSON PARKWAY, SUITE 400
                             MORROW, GEORGIA 30260
                                 (770) 961-8722
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                WITH A COPY TO:
                            CHARLES K. MARQUIS, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS


OFFER FOR ALL OUTSTANDING 10 3/8% SENIOR SUBORDINATED NOTES DUE 2006 IN EXCHANGE FOR
10 3/8% SERIES A SENIOR SUBORDINATED NOTES DUE 2006 OF
THE WILLIAM CARTER COMPANY


THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME ON MAY 8, 1997, UNLESS EXTENDED

                              -------------------

    The William Carter Company, a Massachusetts corporation (the "Company"), hereby offers to exchange an aggregate principal amount of up to $100,000,000 of its 10 3/8% Series A Senior Subordinated Notes due 2006 (the "New Notes") for a like principal amount of its 10 3/8% Senior Subordinated Notes due 2006 (the "Old Notes") outstanding on the date hereof upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"). The New Notes and the Old Notes are collectively hereinafter referred to as the "Notes." The terms of the New Notes are identical in all material respects to those of the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes. The New Notes will be issued pursuant to, and entitled to the benefits of, the Indenture (as defined) governing the Old Notes.

    The New Notes will be unsecured, will be subordinated to all existing and future Senior Indebtedness (as defined) of the Company and will be effectively subordinated to all obligations of any subsidiaries of the Company as may exist from time to time. The New Notes will rank PARI PASSU with all future Senior Subordinated Indebtedness (as defined) of the Company and will rank senior to all other subordinated indebtedness of the Company. The Indenture permits the Company to incur additional indebtedness, including Senior Indebtedness under its $100.0 million Senior Credit Facility (as defined), subject to certain limitations. See "Description of Notes." As of December 28, 1996, the aggregate amount of the Company's Senior Indebtedness was $45.0 million (exclusive of unused commitments), and the Company had no Senior Subordinated Indebtedness outstanding other than the Notes.

    The New Notes will bear interest from and including the date of consummation of the Exchange Offer. Interest on the New Notes will be payable semi-annually on June 1 and December 1 of each year, commencing June 1, 1997. Additionally, interest on the New Notes will accrue from the last interest payment date on which interest was paid on the Old Notes surrendered in exchange therefor or, if no interest has been paid on the Old Notes, from the date of original issue of the Old Notes. Upon the occurrence of a Change of Control (as defined), the Company will be required to offer to repurchase the Notes. There is no assurance that the Company will have, or will have access to, sufficient funds to repurchase the Notes upon any such occurrence. See "Description of Notes."

    The New Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Exchange and Registration Rights Agreement dated November 25, 1996 (the "Registration Rights Agreement"), between the Company and the Initial Purchasers (as defined), with respect to the initial sale of the Old Notes.

    The Company will not receive any proceeds from the Exchange Offer. The Company will pay all the expenses incident to the Exchange Offer. Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date (as defined) for the Exchange Offer. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes with respect to the Exchange Offer, the Company will promptly return such Old Notes to the holders thereof. See "The Exchange Offer."

    Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivery of a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."
                             ---------------------

    Prior to the Exchange Offer, there has been no public market for the Old Notes. If a market for the New Notes should develop, such New Notes could trade at a discount from their principal amount. The Company currently does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system and no active public market for the New Notes is currently anticipated. There can be no assurance that an active public market for the New Notes will develop.

    The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange pursuant to the Exchange Offer.

  SEE "RISK FACTORS" COMMENCING ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS
                                      THAT
  HOLDERS OF OLD NOTES SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.
                               -----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------


                 THE DATE OF THIS PROSPECTUS IS APRIL 4, 1997.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE NEW NOTES OR OLD NOTES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE EXCHANGE PROPOSED TO BE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF. UNTIL JULY 3, 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THE DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.


                             AVAILABLE INFORMATION

    The Company is not currently subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to the Indenture, the Company has agreed to file with the Securities and Exchange Commission (the "Commission") and provide to the holders of the Notes annual reports and the information, documents and other reports that are specified in Sections 13 and 15(d) of the Exchange Act.

    The Company has filed with the Commission a Registration Statement (which term includes any amendments thereto) on Form S-4 under the Securities Act with respect to the New Notes offered by this Prospectus. This Prospectus does not contain all information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement, or other document are not necessarily complete. With respect to each such contract, agreement, or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. FOR PURPOSES OF THIS PROSPECTUS, THE "COMPANY" AND "CARTER'S" SHALL REFER TO THE WILLIAM CARTER COMPANY AND ALL OF ITS CONSOLIDATED SUBSIDIARIES, UNLESS THE CONTEXT OTHERWISE REQUIRES. THE FISCAL YEAR OF THE COMPANY ENDS ON THE SATURDAY IN DECEMBER OR JANUARY NEAREST THE LAST DAY OF DECEMBER. ALL REFERENCES TO DEMOGRAPHIC DATA IN THIS PROSPECTUS ARE BASED UPON INDUSTRY PUBLICATIONS, CENSUS INFORMATION AND COMPANY DATA AND, UNLESS INDICATED, ALL REFERENCES TO NUMBER OF STORES ARE AS OF DECEMBER 28, 1996. AS USED HEREIN, REFERENCES TO "BABY AND TODDLER" MEAN NEWBORNS THROUGH TODDLERS APPROXIMATELY AGE THREE (UP TO SIZE 4T) AND REFERENCES TO "YOUNG CHILDREN" MEAN CHILDREN FROM APPROXIMATELY AGE THREE UP TO APPROXIMATELY AGE SIX (BOYS' SIZES 4-7 AND GIRLS' SIZES 4-6X). MARKET SHARE DATA IN THIS PROSPECTUS ARE IN UNITS AS REPORTED IN AN AUGUST 1996 NATIONAL PANEL DIARY SURVEY AND REFER ONLY TO THE COMPANY'S TARGET DISTRIBUTION CHANNELS, WHICH INCLUDE ALL DOMESTIC DEPARTMENT AND SPECIALTY STORES AND EXCLUDE OFF-PRICE, DISCOUNT AND OUTLET OPERATORS.

                                  THE COMPANY

    The William Carter Company is the largest marketer of baby and toddler apparel and a leading marketer of young children's apparel. Over the Company's more than 130 years of operation, CARTER'S has become one of the most highly recognized brand names in the children's apparel industry. The Company is a vertically-integrated manufacturer that sells its products under the CARTER'S, CARTER'S CLASSICS and BABY DIOR brand names to more than 300 department and specialty store accounts (with an estimated 4,600 store fronts) and through its 135 retail outlet stores. Carter's is the leading provider of layette (a complete range of apparel and related products for newborns) in its target distribution channels, with a market share of approximately 16%, more than four times that of its nearest branded competitor. Carter's is also the leading provider of baby and toddler sleepwear in its target distribution channels, with a market share of approximately 28%, more than three times that of its nearest branded competitor. The Company also has a significant presence in the much larger and highly fragmented baby and toddler playwear market.

    Carter's generates approximately 87% of its sales in the baby and toddler apparel market, a $5.6 billion market which grew at a 6.1% compound annual rate from 1991 through 1995. Management believes that the baby and toddler market is well-insulated from changes in fashion trends and less sensitive to general economic conditions, while offering strong prospects for continued growth. The growth in this market is being driven by a number of factors, including: (i) women having children later, resulting in more disposable income available for expenditures on children; (ii) more women returning to the workplace after having children, resulting in more disposable income and increased day care apparel needs; (iii) the increasing number of grandparents, a demographic segment with high per capita discretionary income and an important consumer base for children's apparel; and (iv) an increasing social emphasis on attractive children's apparel.

    Carter's senior management has significantly increased earnings and market share since joining the Company in 1992. Management's fundamental strategy has been to promote the Company's brand image as the absolute leader in baby apparel products and to consistently provide high quality, attractive products at a strong perceived value to consumers. To this end, management employs a comprehensive four-step marketing strategy which incorporates: (i) extensive consumer preference testing; (ii) superior brand and product presentation at the consumer point-of-purchase; (iii) dominant marketing communications; and (iv) consistent, premium service to fulfill customer and consumer needs. In addition, the Company continues to realize significant operating efficiencies by reducing SKUs and product complexity, enhancing core product offerings, increasing off-shore production and implementing the wider use of advanced information systems. Operating income increased from a loss of $(2.4) million in fiscal 1992 to income of $11.7 million in fiscal 1996. EBITDA (as defined) increased from $12.4 million in fiscal 1992 to $31.2 million in fiscal 1996.

                               COMPANY STRENGTHS

    The Company attributes its market leadership and its significant opportunities for continued growth and increased profitability to the following competitive strengths:

    SUPERIOR BRAND AWARENESS. Carter's has achieved a high level of positive brand awareness with both consumers and retailers as a result of more than a century of providing quality baby, toddler and young children's apparel. In a 1993 survey, 92% of mothers and grandmothers surveyed were familiar with the CARTER'S brand name, and 80% reported that they had purchased CARTER'S brand products. The Company has maintained this positive brand awareness despite a relatively low marketing budget with little national advertising. Management believes that the consolidation of the apparel industry and changes in the retail environment will continue to favor strong branded companies such as Carter's, as many department and specialty stores have focused on promoting leading brands while reducing their number of suppliers.

    LEADING AND GROWING MARKET POSITIONS. Carter's is the largest provider of baby and toddler apparel, with leading market shares in the layette and sleepwear product categories in its target distribution channels. Since 1992, the Company has increased its share of the layette market from 9% to 16% and its share of the baby and toddler sleepwear market from 22% to 28%. In addition, the Company is the second largest provider of young children's sleepwear and has a significant presence in the much larger and highly fragmented baby and toddler playwear market.

    STRONG MANAGEMENT TEAM. Since joining Carter's in 1992, the Company's management team, led by Frederick J. Rowan, II, has been responsible for sales and EBITDA increasing at compound annual rates of 8.7% and 25.8%, respectively. Four of the Company's top executives, including Mr. Rowan, joined the Company following successful careers running the Bassett-Walker and Lee Jeans divisions of the VF Corporation. The Company's five top executives average more than 20 years of experience in the textile and apparel industries. Management believes that they have significant experience in developing brand names, have a strong reputation with customers, the trade and the financial community, and possess a diverse skill base which incorporates brand marketing, multiple sourcing, off-shore production, vertical manufacturing and management information systems ("MIS") integration.

    VERTICALLY-INTEGRATED MANUFACTURING CAPABILITIES. Carter's is a vertically-integrated manufacturer that knits, dyes, finishes, prints, cuts, sews and embroiders approximately 80% of the products it sells. The Company believes that its vertical integration allows it to maintain a competitive cost structure, accelerate speed to market and provide consistent, premium quality. Since 1992, the Company has made significant investments in equipment, facilities and systems to improve quality, reduce costs, minimize shrinkage, decrease inventories and shorten cycle times. In 1991, the Company commenced off-shore sewing operations to decrease costs of sewing, typically the most labor-intensive portion of the manufacturing process. At year-end 1996, approximately 40% of the Company's sewing production was conducted off-shore which reduced annual manufacturing costs by approximately $10 million. In addition, in 1993, management initiated a substantial upgrade of its MIS capabilities with a fully-integrated operating system designed to support the growth of the business and to further improve manufacturing efficiencies. These system upgrades are 65% complete and are expected to be completed in 1998.

    STRONG CUSTOMER RELATIONSHIPS. Due to focused and consistent management efforts to create retail partnerships, the Company enjoys strong relationships with its wholesale customers, as evidenced by the nine supplier awards the Company has received since 1992. Management meets frequently with the Company's major accounts to review product offerings, establish and monitor sales plans and design joint advertising and promotional campaigns. In addition, the Company has introduced to several of its major wholesale customers, including Macy's, Bloomingdale's, Burdine's, Rich's and JCPenney, its "store-in-store" concept in which the Company creates a CARTER'S-brand shop within its wholesale customers' children's apparel departments. Such store-in-store shops provide the Company with dedicated selling space, superior and consistent brand presentation and greater control of product mix, resulting in higher profitability and productivity for both the Company and its wholesale customers.

                               OPERATING STRATEGY

    The Company intends to strengthen its market leadership positions and further increase sales and EBITDA by continuing to implement an operating strategy which has the following primary components:

    INCREASE INVESTMENTS IN BRAND EQUITY. Management believes Carter's enjoys among the highest brand awareness of any children's apparel company, despite having spent an estimated 0.3% of sales on advertising, including only $1.1 million on national advertising, in fiscal 1996. In order to capitalize further on the potential of the CARTER'S name, the Company intends to increase its joint promotional activities with its key wholesale accounts, accelerate the roll out of its branded "store-in-store" shops and selectively increase its national print advertising, with heightened visibility of its tag line "If they could just stay little 'til their CARTER'S wear out."-TM- Management believes that selective investments in its brand will result in high returns and will help support continued growth.

    INCREASE OPERATING EFFICIENCIES. The Company's management team has successfully increased EBITDA margins from 5.5% of sales in 1992 to 9.8% of sales in fiscal 1996. The Company has achieved these results by reducing SKUs, decreasing product complexity, upgrading information systems and moving certain labor-intensive portions of its production process off-shore. Management believes additional opportunities exist to continue to reduce manufacturing costs and accelerate speed to market by shortening cycle times, more efficiently managing inventories and further expanding off-shore production. Management expects to increase the Company's percentage of off-shore sewing production to approximately 60% by the end of 1998 and approximately 80% by the end of 2001, which is expected to yield incremental cost savings in line with the Company's historical experience.

    ENHANCE RETAIL OUTLET STORE PRODUCTIVITY. During the past year, the Company has emphasized improving the value, quality and convenience of the retail shopping experience. Management has recently increased the percentage of sleepwear and baby products in the Company's retail product mix, which represent the Company's historical product strengths and also carry higher margins. The Company is also reducing the complexity and assortment of retail products offered to simplify the consumer's shopping experience. In addition, the Company has created new consumer-friendly store layouts, with clearly identified departments, designated clearance areas and higher impact store fronts. Since November 1995, the Company has implemented these new store layouts in 24 of its 135 retail outlet stores, and expects to have this new store layout implemented in approximately 100 of its stores by the end of 1997.

    CAPITALIZE ON ADDITIONAL GROWTH OPPORTUNITIES. The Company intends to aggressively pursue selected growth opportunities in its primary markets, including:

    - Leveraging its leading positions in layette and sleepwear to increase its share of the larger and more highly fragmented playwear market, which is more than five times the size of the sleepwear market. Management has recently increased the marketing focus on its playwear lines and introduced new playwear product designs. The success of these efforts is reflected in the 33% increase in wholesale playwear shipments from fiscal 1995 to fiscal 1996.

    - Continuing to implement the Company's "store-in-store" concept. The Company first introduced these shops in fiscal 1995, had 250 such shops at the end of fiscal year 1996 and expects to have approximately 400 such shops by the end of fiscal 1997. Management believes that there are significant opportunities to expand the "store-in-store" concept throughout its wholesale customer base.

    - Leveraging the CARTER'S brand through other growth opportunities. Carter's has recently initiated product extensions through a gift-giving program and a renewed focus on selectively increasing licensing relationships. In addition, Carter's is investigating opportunities for international and direct marketing sales, alternative retail formats and brand extensions to serve the discount channel, a market in which the Company currently does not compete.

                                THE ACQUISITION

    On October 30, 1996 (the "Acquisition Closing Date"), Carter Holdings, Inc. ("Holdings"), a company organized on behalf of affiliates of INVESTCORP S.A. ("Investcorp"), management and certain other investors, acquired 100% of the outstanding common and preferred stock of the Company (the "Acquisition") from MBL Life Assurance Corporation ("MBL"), CHC Charitable Irrevocable Trust (the "Trust") and certain management stockholders (collectively, the "Sellers") for $208.0 million, which includes the issuance of shares of non-voting stock of Holdings valued at $9.1 million to certain members of management, plus certain other payments, costs and expenses of approximately $18.1 million. Financing for the Acquisition was provided by (i) $56.1 million of borrowings under a $100.0 million senior credit facility among the Company, certain lenders and The Chase Manhattan Bank, as administrative agent (the "Senior Credit Facility"), (ii) $90.0 million of borrowings under a subordinated loan facility among the Company, certain lenders and Bankers Trust Company, as administrative agent (the "Subordinated Loan Facility") and (iii) $70.9 million of capital invested by affiliates of Investcorp and certain other investors in Holdings. See "The Acquisition."

    The Company and Holdings are Massachusetts corporations. The principal executive offices of the Company and Holdings are located at 1590 Adamson Parkway, Suite 400, Morrow, Georgia 30260, and their telephone number is (770) 961-8722.

                                  RISK FACTORS

    Holders of Old Notes should carefully consider all of the information set forth under "Risk Factors" in connection with the Exchange Offer.
                               THE EXCHANGE OFFER


Securities Offered..............  Up to $100,000,000 aggregate principal amount of 10 3/8%
                                  Series A Senior Subordinated Notes due 2006 (the "New
                                  Notes"). The terms of the New Notes and Old Notes are
                                  identical in all material respects, except for certain
                                  transfer restrictions and registration rights relating to
                                  the Old Notes.
The Exchange Offer..............  The New Notes are being offered in exchange for a like principal amount of Old Notes. Old Notes may be exchanged
                                  only in integral multiples of $1,000. The issuance of the
                                  New Notes is intended to satisfy obligations of the Company contained in the Registration Rights Agreement.

Expiration Date; Withdrawal of
Tender..........................  The Exchange Offer will expire at 5:00 p.m. New York City time, on May 8, 1997, or such later date and time to which it is extended by the Company. The tender of Old Notes
                                  pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. Any Old Notes not accepted
                                  for exchange for any reason will be returned without
                                  expense to the tendering holder thereof as promptly as
                                  practicable after the expiration or termination of the
                                  Exchange Offer.

Certain Conditions to the
Exchange Offer..................  The Company's obligation to accept for exchange, or to issue New Notes in exchange for, any Old Notes is subject
                                  to certain customary

                                  conditions relating to compliance with any applicable law, order of any governmental agency or any applicable
                                  interpretation by any staff of the Commission, which may be waived by the Company in its reasonable discretion. The
                                  Company currently expects that each of the conditions will be satisfied and that no waivers will be necessary. See
                                  "The Exchange Offer--Certain Conditions to the Exchange
                                  Offer."

Procedures for Tendering Old
Notes...........................  Each holder of Old Notes wishing to accept the Exchange
                                  Offer must complete, sign and date the Letter of
                                  Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or
                                  otherwise deliver such Letter of Transmittal, or such
                                  facsimile, together with such Old Notes and any other
                                  required documentation, to the Exchange Agent (as defined)
                                  at the address set forth herein. See "The Exchange
                                  Offer--Procedures for Tendering Old Notes."
Use of Proceeds.................  There will be no proceeds to the Company from the exchange of Notes pursuant to the Exchange Offer.
Exchange Agent..................  State Street Bank and Trust Company is serving as the
                                  Exchange Agent in connection with the Exchange Offer.

                 CONSEQUENCES OF EXCHANGING OLD NOTES PURSUANT
                             TO THE EXCHANGE OFFER
    Based on certain interpretive letters issued by the staff of the Commission to third parties in unrelated transactions, holders of Old Notes (other than any holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchange their Old Notes for New Notes pursuant to the Exchange Offer generally may offer such New Notes for resale, resell such New Notes, and otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided such New Notes are acquired in the ordinary course of the holder's business and such holders have no arrangement with any person to participate in a distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the New Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the Notes reasonably requests in writing. If a holder of Old Notes does not exchange such Old Notes for New Notes pursuant to the Exchange Offer, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. See "The Exchange Offer--Consequences of Failure to Exchange; Resales of New Notes."
    The Old Notes are currently eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. Following commencement of the Exchange Offer but prior to its consummation, the Old Notes may continue to be traded in the PORTAL market. Following consummation of the Exchange Offer, the New Notes will not be eligible for PORTAL trading.
                                 THE NEW NOTES
    THE TERMS OF THE NEW NOTES ARE IDENTICAL IN ALL MATERIAL RESPECTS TO THE OLD NOTES, EXCEPT FOR CERTAIN TRANSFER RESTRICTIONS AND REGISTRATION RIGHTS RELATING TO THE OLD NOTES. FOR PURPOSES OF THIS PROSPECTUS, THE TERM "NOTES" SHALL REFER COLLECTIVELY TO THE NEW NOTES AND THE OLD NOTES.

Issuer..........................  The William Carter Company.

Securities Offered..............  $100,000,000 principal amount of 10 3/8% Series A Senior
                                  Subordinated Notes due 2006 (the "New Notes").

Maturity Date...................  December 1, 2006.

Interest Payment Dates..........  June 1 and December 1 of each year, commencing on June 1,
                                  1997.

Optional Redemption.............  Except as described below, the Company may not redeem the
                                  Notes prior to December 1, 2001. On or after such date, the
                                  Company may redeem the Notes, in whole or in part, at the
                                  redemption prices set forth herein, together with accrued
                                  and unpaid interest, if any, to the date of redemption. In addition, at any time on or prior to December 1, 1999, the
                                  Company may redeem up to 35% of the original aggregate
                                  principal amount of the Notes with the net cash proceeds of one or more Public Equity Offerings (as defined) by the
                                  Company or Holdings at a redemption price equal to 110.375%
                                  of the principal amount to be redeemed, together with
                                  accrued and unpaid interest, if any, to the date of
                                  redemption, provided that at least 65% of the original
                                  aggregate principal amount of Notes remains outstanding
                                  immediately after any such redemption. See "Description of
                                  Notes--Optional Redemption."

Change of Control...............  Upon the occurrence of a Change of Control (i) the Company will have the option, at any time on or prior to December
                                  1, 2001, to redeem the New Notes in whole but not in part
                                  at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium (as defined) as of, and accrued and unpaid interest, if any, to, the date of
                                  redemption, and (ii) if the Company does not so redeem the
                                  New Notes or if such Change of Control occurs after
                                  December 1, 2001, the Company will be required to make an
                                  offer to repurchase the New Notes at a price equal to 101%
                                  of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. There can be no assurance that the Company will have, or will have
                                  access to, sufficient funds to repurchase the New Notes
                                  upon any such occurrence. See "Description of Notes--Change of Control."

Ranking.........................  The New Notes will be general unsecured obligations of the
                                  Company and will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the
                                  Company. The New Notes will rank PARI PASSU with all
                                  present and future

                                  Indebtedness of the Company other than Senior Indebtedness and will rank senior to any Subordinated Obligations (as
                                  defined) of the Company. At December 28, 1996, the
                                  aggregate amount of the Company's outstanding Senior
                                  Indebtedness was $45.0 million (exclusive of unused
                                  commitments). See "Description of Notes-- Ranking."

Certain Covenants...............  The indenture under which the New Notes will be issued (the
                                  "Indenture") limits, among other things, (i) the incurrence of additional indebtedness by the Company and its
                                  subsidiaries, (ii) the payment of dividends on, and
                                  redemption of, capital stock of the Company and its
                                  subsidiaries and the redemption of certain subordinated
                                  obligations of the Company and its subsidiaries, (iii)
                                  investments, (iv) sales of assets and subsidiary stock, (v)
                                  transactions with affiliates, (vi) the creation of liens
                                  and (vii) consolidations, mergers and transfers of all or
                                  substantially all of the Company's assets. The Indenture
                                  also prohibits certain restrictions on distributions from
                                  subsidiaries. However, all of these limitations and
                                  prohibitions are subject to a number of important
                                  qualifications and exceptions. See "Description of
                                  Notes--Certain Covenants."

Absence of a Public Market for
the New Notes...................  The New Notes are new securities and there is currently no established market for the New Notes. Accordingly, there
                                  can be no assurance as to the development or liquidity of
                                  any market for the New Notes. The Company does not intend
                                  to apply for listing of the New Notes on a securities
                                  exchange.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

    The following table sets forth summary historical financial and other data of the Company for the five fiscal years ended December 28, 1996 and certain pro forma financial and other data for the fiscal year ended December 28, 1996. The pro forma operating data and other data assume that the Acquisition and the issuance of the Old Notes and the application of the net proceeds therefrom (collectively, the "Transactions") occurred on December 31, 1995 (the first day of fiscal 1996). The adjusted pro forma operating and other data assume that the Transactions and the issuance of the New Notes occurred on December 31, 1995. The pro forma financial and other data do not purport to represent what the Company's financial position or results of operations would actually have been had the Transactions in fact occurred on the assumed dates or to project the Company's financial position or results of operations for any future date or period. For additional information, see the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus. The following table should also be read in conjunction with "Selected Historical and Pro Forma Financial Data," "Unaudited Pro Forma Condensed Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                              (DOLLARS IN MILLIONS)
                                                                                   FISCAL YEAR
                                              -------------------------------------------------------------------------------------
                                                                     PREDECESSOR                           SUCCESSOR
                                              ---------------------------------------------------------  -------------

                                                                                          DEC. 31, 1995  OCT. 30, 1996
                                                                                             THROUGH        THROUGH      PRO FORMA
                                                1992       1993       1994       1995     OCT. 29, 1996  DEC. 28, 1996     1996
                                              ---------  ---------  ---------  ---------  -------------  -------------  -----------
OPERATING DATA:
  Net sales.................................  $   228.1  $   237.0  $   271.5  $   295.4    $   266.7      $    51.5     $   318.2
  Gross profit..............................       63.7       80.5       96.3      104.3         96.7           19.8         116.2
  Selling, general and administrative.......       58.0       67.7       77.5       83.2         79.3           16.7          99.6
  Operating income (loss) (a)...............       (2.4)      12.8       18.8       21.1          8.6            3.1          16.6
  Interest expense..........................        7.4        6.0        6.4        7.8          7.1            2.6          16.9
  Income (loss) before income taxes and
    extraordinary item......................       (9.8)       6.8       12.4       13.3          1.5            0.5          (0.3)
  Extraordinary item, net of tax (b)........     --         --         --         --           --                2.4        --
                                              ---------  ---------  ---------  ---------       ------         ------    -----------
  Net income (loss).........................  $   (10.1) $     3.8  $     8.4  $     8.1    $    (0.4)     $    (2.1)    $    (0.5)
                                              ---------  ---------  ---------  ---------       ------         ------    -----------
                                              ---------  ---------  ---------  ---------       ------         ------    -----------

  Net income (loss) available to common
    stockholders............................  $   (10.1) $     3.8  $     6.7  $     6.5    $    (1.5)     $    (2.5)    $    (3.2)
                                              ---------  ---------  ---------  ---------       ------         ------    -----------
                                              ---------  ---------  ---------  ---------       ------         ------    -----------

                                                                                                          AT DECEMBER
                                                                                                              28,
                                                                                                             1996
                                                                                                         -------------
BALANCE SHEET DATA:
  Working capital(c)(d)................................................................................    $    70.8
  Total assets.........................................................................................        318.7
  Total debt, including current maturities.............................................................        145.0
  Redeemable preferred stock(e)........................................................................         18.2
  Common stockholder's equity..........................................................................         57.5

                                               ADJUSTED
                                               PRO FORMA
                                                 1996
                                              -----------
OPERATING DATA:
  Net sales.................................   $   318.2
  Gross profit..............................       116.2
  Selling, general and administrative.......        99.6
  Operating income (loss) (a)...............        16.6
  Interest expense..........................        17.0
  Income (loss) before income taxes and
    extraordinary item......................        (0.4)
  Extraordinary item, net of tax (b)........      --
                                              -----------
  Net income (loss).........................   $    (0.6)
                                              -----------
                                              -----------
  Net income (loss) available to common
    stockholders............................   $    (3.2)
                                              -----------
                                              -----------
BALANCE SHEET DATA:
  Working capital(c)(d).....................
  Total assets..............................
  Total debt, including current maturities..
  Redeemable preferred stock(e).............
  Common stockholder's equity...............

                                                                              (DOLLARS IN MILLIONS)
                                                                                   FISCAL YEAR
                                              -------------------------------------------------------------------------------------
                                                                     PREDECESSOR                           SUCCESSOR
                                              ---------------------------------------------------------  -------------

                                                                                          DEC. 31, 1995  OCT. 30, 1996
                                                                                             THROUGH        THROUGH      PRO FORMA
                                                1992       1993       1994       1995     OCT. 29, 1996  DEC. 28, 1996     1996
                                              ---------  ---------  ---------  ---------  -------------  -------------  -----------

OTHER DATA:
  EBITDA (f)................................  $    12.4  $    20.6  $    27.1  $    30.6    $    25.6      $     5.5     $    31.5
  Gross margin..............................       27.9%      34.0%      35.5%      35.3%        36.3%          38.4%         36.5%
  Depreciation and amortization.............  $     6.7  $     6.4  $     6.5  $     7.3    $     6.6      $     2.4     $    13.3
  Capital expenditures......................        5.0        7.9       11.0       13.7          4.0            3.7           7.8
  Cash interest expense (g).................        7.0        5.6        6.0        7.4          6.7            2.5          15.7
  Ratio of earnings to fixed charges (h)....     --            1.8x       2.3x       2.1x         1.1x           1.1x       --

                                               ADJUSTED
                                               PRO FORMA
                                                 1996
                                              -----------
OTHER DATA:
  EBITDA (f)................................   $    31.5
  Gross margin..............................        36.5%
  Depreciation and amortization.............   $    13.3
  Capital expenditures......................         7.8
  Cash interest expense (g).................        15.7
  Ratio of earnings to fixed charges (h)....      --

---------

(a) Operating income (loss) for the period December 31, 1995 through October 29, 1996 includes: (1) compensation-related charges of $5.3 million for amounts paid to management in connection with the Acquisition; and (2) other expense charges of $3.5 million for costs and fees the Company incurred in connection with the Acquisition. Both of these items are excluded from pro forma and adjusted pro forma fiscal 1996 results.

(b) The extraordinary item for the period October 30, 1996 through December 28, 1996 reflects the write-off of $3.4 million and $0.2 million of deferred debt issuance costs related to the Subordinated Loan Facility and the portion of the Senior Credit Facility repaid with the proceeds of the Old Notes in November 1996, net of income tax effects. These items are excluded from pro forma and adjusted pro forma fiscal 1996 results.

(c) Represents total current assets less total current liabilities.

(d) On an adjusted pro forma basis, working capital would be $69.8 million, due to the use of cash for $1.0 million of estimated debt issuance costs incurred for the New Notes.

(e) The Company issued redeemable preferred stock at the closing of the Acquisition to Holdings for $20.0 million (its estimated fair value, which equals its redemption value), net of $2.2 million of fees associated with its issuance.

(f) EBITDA represents earnings before interest expense and income tax expense (i.e., operating income (loss)) excluding the following charges:

    (i) depreciation and amortization expense including prepaid management fee amortization of $0.23 million for the period October 30, 1996 through December 28, 1996 and $1.35 million for pro forma and adjusted pro forma fiscal 1996 in connection with the Acquisition;

    (ii) in fiscal 1992, $8.2 million of restructuring charges related to new management establishing a strategy to rationalize SKUs within its product lines, decrease product complexity and improve manufacturing operations, a reduction in the carrying value of a facility held for sale, and costs associated with certain plant closings;

    (iii) recurring costs associated with certain benefit plans which were terminated as a result of the Acquisition and not replaced, as follows:
       (1) Long-Term Incentive Plan expenses of $0.8 million, $1.2 million, $1.1 million and $1.0 million for fiscal 1993, 1994, 1995 and the period December 31, 1995 through October 29, 1996, respectively, and $1.0 million for pro forma and adjusted pro forma fiscal 1996; (2) Management Equity Participation Plan expenses of $0.6 million, $0.6 million, $0.6 million and $0.6 million for fiscal 1993, 1994, 1995 and the period December 31, 1995 through October 29, 1996, respectively, and $0.6 million for pro forma and adjusted pro forma fiscal 1996; and (3) Stock Compensation Plan expense of $0.4 million in fiscal 1995; and

    (iv) in fiscal 1996, nonrecurrring charges of $8.3 million related to the Acquisition.

   The Company has included information concerning EBITDA as it is relevant for covenant analysis under the Indenture, which defines EBITDA as set forth above for the periods shown. See "Description of Notes--Certain Definitions." In addition, management believes that EBITDA is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(g) Cash interest expense is defined as interest expense less amortization of debt issuance costs.

(h) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest expense, which includes the amortization of deferred debt issuance costs and the interest portion of the Company's rent expense (assumed to be one-third of total rent expense). Earnings were insufficient to cover fixed charges for fiscal 1992 by $9.8 million, for pro forma fiscal 1996 by $0.3 million and for adjusted pro forma fiscal 1996 by $0.4 million.

                                  RISK FACTORS

    IN EVALUATING AN INVESTMENT IN THE NEW NOTES, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AS WELL AS THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS

    The Company incurred substantial indebtedness in connection with the Acquisition and the offering of the Old Notes (the "Offering"), the effect of which was to increase the Company's indebtedness by approximately $83.0 million. At December 28, 1996, the Company's total indebtedness was $145.0 million (exclusive of $50.0 million of available borrowings and outstanding letters of credit under the Senior Credit Facility), and the Company had redeemable preferred stock of $20.0 million ($18.2 million net of fees associated with its issuance and accretion) and common stockholder's equity of $57.5 million. The degree to which the Company is leveraged could have important consequences to holders of the Notes, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on the Notes and its other existing indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) the agreements governing the Company's long-term indebtedness contain certain restrictive financial and operating covenants; (iv) certain indebtedness under the Senior Credit Facility is at variable rates of interest, which causes the Company to be vulnerable to increases in interest rates; (v) all of the indebtedness outstanding under the Senior Credit Facility is secured by substantially all the assets of the Company and becomes due prior to the time the principal on the Notes will become due; (vi) the Company is substantially more leveraged than certain of its competitors, which might place the Company at a competitive disadvantage; (vii) the Company may be hindered in its ability to adjust rapidly to changing market conditions; and (viii) the Company's substantial degree of leverage could make it more vulnerable in the event of a downturn in general economic conditions or in its business.

    The Company may be required to refinance all or a portion of the Senior Credit Facility at or prior to its maturity, which is prior to the maturity of the Notes. Potential measures to raise cash may include the sale of assets or equity. However, the Company's ability to raise funds by selling assets is restricted by the Senior Credit Facility, and its ability to effect equity financings is dependent on results of operations and market conditions. In the event that the Company is unable to refinance the Senior Credit Facility or raise funds through asset sales, sales of equity or otherwise, its ability to pay principal of and interest on the Notes would be adversely affected.

SUBORDINATION OF NOTES; ASSET ENCUMBRANCE

    At December 28, 1996, the Company had $45.0 million of Senior Indebtedness outstanding (exclusive of $50.0 million of available borrowings and outstanding letters of credit under the Senior Credit Facility). The Indenture permits the Company to incur additional Senior Indebtedness subject to certain conditions. The Notes will be subordinated in right of payment to all existing and future Senior Indebtedness, including the principal, premium (if any) and interest with respect to the Senior Indebtedness under the Senior Credit Facility.

    The Company may not pay principal of, premium on (if any), or interest on, the Notes, make any deposit pursuant to defeasance provisions or repurchase or redeem or otherwise retire any Notes (i) if any Senior Indebtedness is not paid when due or (ii) if any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms, unless, in either case, the default has been cured or waived, any such acceleration has been rescinded or such Senior Indebtedness has been paid in full, except that the Company may pay the Notes upon the approval of the Representative of the relevant Designated Senior Indebtedness (as defined in the Indenture). In addition, if any other default exists with respect to the Designated Senior Indebtedness and certain other conditions are satisfied, the Company may not make any payments on the Notes for up to 179 days. Upon any payment or distribution of the assets of the Company in connection with a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company, the holders of Senior Indebtedness will be entitled to receive payment in full before the holders of the Notes are entitled to receive any payment. See "Description of Notes--Ranking."

    The Notes are also unsecured and thus, in effect, will rank junior to any secured indebtedness of the Company. Furthermore, they will effectively be subordinated to any indebtedness and other liabilities of the Company's subsidiaries. The indebtedness outstanding under the Senior Credit Facility will be secured by liens on substantially all of the personal property and certain real property of the Company. The Senior Credit Facility includes certain covenants that, among other things, restrict: (i) the making of investments, loans and advances and the paying of dividends and other restricted payments;
(ii) the incurrence of additional indebtedness; (iii) the granting of liens, other than liens created pursuant to the Senior Credit Facility and certain permitted liens; (iv) mergers, consolidations, and sales of all or a substantial part of the Company's business or property; (v) the sale of assets; and (vi) the making of capital expenditures. The Senior Credit Facility also requires the Company to maintain certain financial ratios, including interest coverage and leverage ratios, and to maintain a minimum level of consolidated EBITDA (as defined in the Senior Credit Facility). The ability of the Company to comply with these and other provisions of the Senior Credit Facility may be affected by events beyond the Company's control. The breach of any of these covenants could result in a default under the Senior Credit Facility, in which case, depending on the actions taken by the lenders thereunder or their successors or assignees, such lenders could elect to declare all amounts borrowed under the Senior Credit Facility, together with accrued interest, to be due and payable, and the Company could be prohibited from making payments of interest and principal on the Notes until the default is cured or all Senior Indebtedness is paid or satisfied in full. If the Company were unable to repay such borrowings, such lenders could proceed against their collateral. If the indebtedness under the Senior Credit Facility were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company, including the Notes. See "Capital Structure--Senior Credit Facility" and "Description of Notes--Ranking."

CONTROL BY INVESTCORP

    Investcorp and its affiliates, through their ownership of the voting stock of Holdings or through other contractual arrangements, indirectly control the power to vote all of the outstanding capital stock of the Company. Accordingly, Investcorp and its affiliates are entitled to elect all directors of the Company, approve all amendments to the Company's Articles of Organization and effect fundamental corporate transactions such as mergers and asset sales. See "Ownership of Voting Securities."

POTENTIAL INABILITY TO PURCHASE TENDERED NOTES UPON A CHANGE OF CONTROL

    A Change of Control (as defined) could require the Company to refinance substantial amounts of indebtedness. Upon the occurrence of a Change of Control, the holders of the Notes would be entitled to require the Company to purchase the Notes at a purchase price equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase. However, the Senior Credit Facility prohibits the purchase of the Notes by the Company in the event of a Change of Control, unless and until such time as the indebtedness under the Senior Credit Facility is repaid in full. The Company's failure to purchase the Notes would result in a default under the Indenture and the Senior Credit Facility. The inability to repay the indebtedness under the Senior Credit Facility, if accelerated, would also constitute an event of default under the Indenture, which could have adverse consequences to the Company and the holders of the Notes. In the event of a Change of Control, there can be no assurance that the Company would have sufficient assets to satisfy all of its obligations under the Senior Credit

Facility and the Notes. See "Capital Structure--Senior Credit Facility" and "Description of Notes-- Change of Control."

POTENTIAL CLAIMS OF FRAUDULENT CONVEYANCE OR PREFERENTIAL TREATMENT WITH RESPECT
  TO THE NOTES

    If the court in a lawsuit brought by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy or the Company as a debtor-in-possession, were to find under relevant federal and state fraudulent conveyance statutes that the Company did not receive fair consideration or reasonably equivalent value for incurring certain of the indebtedness, including the Notes, incurred by the Company in connection with the Acquisition, and that, at the time of such incurrence, the Company (i) was insolvent, (ii) was rendered insolvent by reason of such incurrence or grant, (iii) was engaged in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court, subject to applicable statutes of limitation, could void the Company's obligations under the Notes, subordinate the Notes to obligations of the Company that do not otherwise constitute Senior Indebtedness or take other action detrimental to the holders of the Notes.

    The measure of insolvency for these purposes will vary depending upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent for these purposes if the sum of that company's debts is greater than all that company's property at a fair valuation, or if the present fair salable value of that company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured. Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including the Notes, if it determined that such transaction was made with intent to hinder, delay or defraud creditors, or a court could subordinate the indebtedness, including the Notes, to the claims of all existing and future creditors on similar grounds.

    There can be no assurance as to what standard a court would apply in order to determine whether the Company was "insolvent" upon consummation of the Acquisition or the sale of the Notes or that, regardless of the method of valuation, a court would not determine that the Company was insolvent upon consummation of the Acquisition or sale of the Notes.

    Additionally, under federal bankruptcy or applicable state insolvency law, if a bankruptcy or insolvency were initiated by or against the Company within 90 days after any payment by the Company with respect to the Notes, or if the Company anticipated becoming insolvent at the time of such payment, all or a portion of the payment could be avoided as a preferential transfer and the recipient of such payment could be required to return such payment.

COMPARABLE STORE SALES DECLINES

    Comparable store sales for the Company's retail outlet stores declined 1.4%, 2.8%, 7.1% and 8.8% in fiscal years 1993, 1994, 1995 and 1996, respectively. The Company believes that these comparable store sales declines were a result of several factors, including poor product mix, weak retail operating disciplines, the removal of certain product lines and overall weaker performance in the outlet industry. In an effort to slow comparable store sales declines, management recently introduced new merchandise, changed its product mix and strengthened certain operating disciplines. Despite these improvements, comparable store sales remain low, and there can be no assurance that recent performance can be maintained or further improved in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS RELATED TO FOREIGN SOURCING

    The Company currently sources approximately 40% of its sewing production through its off-shore facilities, and intends to increase this percentage to up to 80% over the next five years. As a result, the Company may be adversely affected by political instability resulting in the disruption of trade from foreign countries in which the Company's manufacturing facilities are located, the imposition of additional regulations relating to imports, duties, taxes and other charges on imports, any significant decreases in the value of the dollar against foreign currencies and restrictions on the transfer of funds. These and other factors could result in the interruption of production in off-shore facilities or a delay in the receipt of the products by the Company in the United States. The Company's future performance may be subject to such factors, which are beyond the Company's control, and there can be no assurance that such factors would not have a material adverse effect on the Company's financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

    The Company believes that its success is largely dependent upon the abilities and experience of its senior management team. The loss of the services of one or more of these senior executives could adversely affect the Company's results of operations. See "Management--Employment Arrangements."

DEPENDENCE ON MAJOR SUPPLIERS

    The Company purchases the majority of the various raw materials used to manufacture its products from a few vendors of each material. For example, in 1996, 100% of the thread purchased by the Company was supplied by three vendors, 96% of the yarn purchased by the Company was supplied by five vendors and 77% of the fabric purchased by the Company was supplied by five vendors. The Company expects that these vendors will provide a comparable portion of the Company's raw materials in 1997. There can be no assurance that the loss of one or more of these vendors as a supplier would not result in an interruption of supply, which could have an adverse effect on the Company's results of operations.

COMPETITION

    The baby and toddler and young children's apparel markets are highly competitive. Competition generally is based upon product quality, brand name recognition, price, selection, service and convenience. Both branded and private label manufacturers compete in the baby and toddler and children's apparel markets. The Company's primary branded competitors include Health-Tex and Oshkosh B'Gosh together with Disney licensed products in playwear, and numerous smaller branded companies, as well as Disney licensed products, in sleepwear. Certain retailers, including several which are customers of the Company, have significant private label product offerings in playwear. The Company does not believe that it has any significant branded competitors in its layette market in which most of the alternative products are offered by private label manufacturers. Because of the highly fragmented nature of the industry, the Company also competes with many small, local manufacturers and retailers. Certain of the Company's competitors have greater financial resources than the Company, have larger customer bases and are less financially leveraged.

EXPIRATION OF LICENSING ARRANGEMENT IN 1998

    The Company is the exclusive sub-licensee of the BABY DIOR brand name for baby clothes through 1998. The BABY DIOR line is currently positioned as the most luxurious brand marketed by the Company, accounting for $17.7 million, or 5.6%, of the Company's sales in fiscal 1996. The Company's licensing arrangement with Dior expires in 1998 at which time Dior may, but is not obligated to, renew the license. There can be no assurance that Dior will renew the Company's license beyond 1998.

DEPENDENCE ON WHOLESALE CUSTOMERS

    Approximately 57.2% and 57.5% of the Company's total wholesale sales for fiscal 1995 and fiscal 1996, respectively, were derived from sales to its top six customers, with no one customer accounting for more than 11.6% of such sales (or more than 6.6% of the Company's total sales) in either period. The Company expects that these wholesale customers will continue to represent a significant portion of the

Company's wholesale sales in the future. There can be no assurance that the loss of, or a significant decrease in business from, one or more of these customers would not result in a material adverse effect on the Company's financial condition and results of operations.

LACK OF PUBLIC MARKET; RESTRICTIONS ON TRANSFERABILITY

    The New Notes are new securities for which there currently is no market. Although the Initial Purchasers have been making a market in the Old Notes and have informed the Company that they currently intend to make a market in the New Notes, they are not obligated to do so and any such market making may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the Exchange Offer. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes. The Old Notes are currently eligible for trading by qualified buyers in the PORTAL market. The Company does not intend to apply for listing of the New Notes on any securities exchange or for quotation through The Nasdaq National Market.

    The liquidity of, and trading market for, the New Notes also may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company.

RISKS RELATED TO ENVIRONMENTAL MATTERS

    The Company is subject to federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for response costs and certain damages resulting from past and current spills, disposals or other releases of hazardous materials (together, "Environmental Laws"). The Company believes that it currently conducts its operations, and in the past has operated its business, in substantial compliance with applicable Environmental Laws. From time to time, operations of the Company have resulted or may result in noncompliance with or liability for cleanup pursuant to Environmental Laws. In July and August 1996, the Company had Phase I Environmental Site Assessment and Regulatory Compliance Reviews (the "Reports") conducted by an environmental consultant for 13 facilities. Based on available information, including the Reports, the Company has identified certain non-compliance with Environmental Laws, including waste water discharge at its textile manufacturing facility in Barnesville, Georgia. The Company has also identified certain actions that may be required in the future at this facility. Environmental Laws have changed rapidly in recent years, and the Company may be subject to more stringent Environmental Laws in the future. There can be no assurance that more stringent Environmental Laws could not have a material adverse effect on the Company's results of operations. See "Business--Environmental Matters."

                                USE OF PROCEEDS

    There will be no proceeds to the Company from the exchange of Notes pursuant to the Exchange Offer.

                                THE ACQUISITION

    On the Acquisition Closing Date, Holdings, a company organized on behalf of affiliates of Investcorp, management and certain other investors, acquired 100% of the outstanding preferred and common stock of the Company from the Sellers for total consideration of $208.0 million, which amount includes the base purchase price of $194.7 million (including refinancing of indebtedness and certain payments to management but excluding fees and expenses), the issuance of shares of non-voting stock of Holdings valued at $9.1 million to certain members of management and a payment of $4.2 million to the Sellers representing the estimated future tax benefit to the Company resulting from certain payments. The Company also incurred additional financing and transaction fees and expenses of $18.1 million related to the Acquisition. Financing for the Acquisition was provided by (i) $56.1 million of borrowings under the Senior Credit Facility,
(ii) $90.0 million of borrowings under the Subordinated Loan Facility, (iii) $50.9 million of equity investments in Holdings by affiliates of Investcorp and certain other investors (which excludes the exchange of management stock described below) and (iv) the issuance by Holdings of $20.0 million of senior subordinated notes to affiliates of Investcorp and certain other investors which Holdings used to purchase $20.0 million of the Company's redeemable preferred stock (the "Preferred Stock"). Holdings has no assets or investments other than the shares of capital stock of the Company.

    Upon the Acquisition, the Company paid a total of approximately $11.3 million to members of management (the "Management Payments"), including payments under a Management Equity Participation Plan and a Long-Term Incentive Plan. In addition, upon the closing of the Acquisition, certain members of management exchanged capital stock of the Company with an aggregate value of $9.1 million for non-voting stock of Holdings. See "Certain Transactions."

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at December 28, 1996. There is no adjustment to give effect to the Exchange Offer. This table should be read in conjunction with the "Selected Historical and Pro Forma Financial Data," "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                                                               DECEMBER 28, 1996
                                                                                              --------------------
                                                                                                  (DOLLARS IN
                                                                                                   THOUSANDS)
Debt:
  Term loans (a)............................................................................       $   45,000
  Revolving credit facility (a).............................................................           --
  10 3/8% Senior Subordinated Notes due 2006................................................          100,000
                                                                                                     --------
    Total debt..............................................................................          145,000
                                                                                                     --------
Redeemable preferred stock (b)..............................................................           18,234
                                                                                                     --------
Common stockholder's equity:
  Common Stock, $.01 par value, 1,000 shares authorized; 1,000 shares outstanding...........           --
  Capital in excess of par value............................................................           59,566
  Accumulated deficit.......................................................................           (2,078)
                                                                                                     --------
    Total common stockholder's equity.......................................................           57,488
                                                                                                     --------
    Total capitalization....................................................................       $  220,722
                                                                                                     --------
                                                                                                     --------

---------

(a) The term loan portion of the Senior Credit Facility will mature in the year 2003 and requires semi-annual principal payments totaling $0 in 1996, $0.9 million in each of 1997, 1998, 1999 and 2000 and $5.4 million, $13.5 million and $22.5 million in 2001, 2002 and 2003, respectively. See "Capital Structure--Senior Credit Facility" for a description of the revolving credit facility and term loans under the Senior Credit Facility. In November 1996, the term loan was reduced by $5.0 million with proceeds from the issuance of the Old Notes. The future scheduled payments under the Senior Credit Facility have been reduced ratably for this payment.

(b) The Company issued the redeemable Preferred Stock at the closing of the Acquisition to Holdings for $20.0 million (its estimated fair value, which equals its redemption value), net of $2.2 million of fees associated with its issuance. The carrying value reflects accretion of issuance costs and cumulative dividends. See "Capital Structure--Preferred Stock" for a description of the Preferred Stock.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The following unaudited pro forma condensed consolidated financial statements are based on the consolidated financial statements included elsewhere in this Prospectus, adjusted to give effect to the Transactions.

    The unaudited pro forma statement of operations data are derived from the Consolidated Statements of Operations for the periods December 31, 1995 through October 29, 1996 (predecessor) and October 30, 1996 through December 28, 1996 (successor), included elsewhere in this Prospectus, and assume that the Transactions were consummated as of December 31, 1995. Unaudited pro forma condensed consolidated balance sheet data is not presented, as the Acquisition and issuance of the Old Notes are reflected in the historical December 28, 1996 consolidated balance sheet presented elsewhere in this Prospectus. On a pro forma basis adjusted for the Exchange Offer, all balance sheet amounts would be unaffected, except for a decrease in cash and an increase in other assets to reflect $1.0 million of debt issuance costs incurred for the New Notes. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the Consolidated Financial Statements of the Company, included elsewhere in this Prospectus.

    The unaudited pro forma condensed consolidated financial statements do not purport to be indicative of the results that would actually have been obtained if the Transactions had occurred on the dates indicated or of the results that may be obtained in the future. The unaudited pro forma condensed consolidated financial statements are presented for comparative purposes only. The pro forma adjustments, as described in the accompanying data, are based on available information and certain assumptions that management believes are reasonable.

    The unaudited pro forma information is based on the historical financial statements of the business acquired, adjusted to reflect the Transactions. The Acquisition was accounted for under the purchase method of accounting. The purchase price for the Acquisition, including the related fees and expenses, has been allocated to the tangible and identifiable intangible assets and liabilities of the acquired business based upon the Company's estimates of their fair value with the remainder allocated to goodwill. While actual results may differ from these estimates, such differences are not expected to be material. The pro forma adjustments directly attributable to the Transactions primarily include adjustments to interest expense related to the financing, changes in depreciation of property, plant and equipment and amortization of intangible assets relating to the allocation of the purchase price, management fees and the related tax effects.

                           THE WILLIAM CARTER COMPANY
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE FISCAL YEAR ENDED DECEMBER 28, 1996
                             (DOLLARS IN THOUSANDS)

                                       COMBINED    ACQUISITION               EXCHANGE OFFER     ADJUSTED
                                     HISTORICAL(A) ADJUSTMENTS   PRO FORMA     ADJUSTMENTS     PRO FORMA
                                     ------------  -----------  -----------  ---------------  ------------
Net sales..........................   $  318,235    $  --        $ 318,235      $  --          $  318,235
Cost of goods sold.................      201,735          282(b)    202,017        --             202,017
                                     ------------  -----------  -----------         -----     ------------
Gross profit.......................      116,500         (282)     116,218         --             116,218
Selling, general and administrative
 expenses..........................       95,968        3,668(c)     99,636        --              99,636
Nonrecurring charge................        8,834       (8,834)(d)     --           --              --
                                     ------------  -----------  -----------         -----     ------------
Operating income...................       11,698        4,884       16,582         --              16,582
Interest expense...................        9,706        7,172(e)     16,878           100(h)       16,978
                                     ------------  -----------  -----------         -----     ------------
Income (loss) before income taxes
 and extraordinary item............        1,992       (2,288)        (296)          (100)           (396)
Provision (benefit) for income
 taxes.............................        2,097       (1,848)(f)        249          (37)(i)         212
                                     ------------  -----------  -----------         -----     ------------
Loss before extraordinary
 item (g)..........................   $     (105)   $    (440)   $    (545)     $     (63)     $     (608)
                                     ------------  -----------  -----------         -----     ------------
                                     ------------  -----------  -----------         -----     ------------

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations.

                           THE WILLIAM CARTER COMPANY
              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

    The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the fiscal year ended December 28, 1996 reflects the Transactions as if they had occurred on December 31, 1995 and excludes nonrecurring items directly attributable to the Transactions.

(a) The Combined Historical amounts represent the mathematical addition of the historical amounts for the predecessor period (December 31, 1995 through
    October 29, 1996) and the successor period (October 30, 1996 through
    December 28, 1996) and are not indicative of results that would have been obtained had the Acquisition occurred on December 31, 1995.
(b) Reflects increase in depreciation expense on property, plant and
  equipment.....................................................................   $     282
                                                                                  -----------
                                                                                  -----------
(c) Reflects the following:
    Goodwill, gross value............................................... $38,522
      Amortization period.............................................. 40 years
      Increase in amortization expense..........................................   $     793
    Tradename, gross value............................................. $100,000
      Amortization period.............................................. 40 years
      Increase in amortization expense..........................................       2,083
    Decrease to periodic expense for postretirement benefits as a result of
      recognition of accrued benefit obligation in purchase accounting..........        (333)
    Amortization of management agreement fees which were prepaid to Investcorp
      International Inc. at Acquisition Closing Date............................       1,125
                                                                                  -----------
            Net adjustments.....................................................   $   3,668
                                                                                  -----------
                                                                                  -----------
(d) Reflects elimination of nonrecurring items, as follows:
     Compensation charges for amounts paid to management in connection with the
     Acquisition................................................................   $  (5,334)
     Other expense charges for expenses of the Company in connection with the
     Acquisition................................................................      (3,500)
                                                                                  -----------
            Total...............................................................   $  (8,834)
                                                                                  -----------
                                                                                  -----------

(e) Reflects net increases in interest expense resulting from the Acquisition and issuance of the Old Notes, as follows:

      Elimination of historical interest expense on debt retired in connection
        with the Acquisition....................................................   $  (6,306)

      Adjustment of interest expense on Predecessor revolving credit borrowings to reflect assumed 8% interest rate applicable to Successor revolving
        credit arrangements.....................................................        (125)

      Elimination of amortization of debt issuance costs on the retired debt....        (398)

      Interest resulting from $45,000 of term loan borrowings under the Senior
        Credit Facility, at an assumed interest rate of 8.50%...................       3,188

      Interest resulting from $6,100 of borrowings on revolving credit facility under the Senior Credit Facility, at an assumed interest rate of
        8.0%....................................................................         407

      Interest resulting from $100,000 of borrowings under Senior Subordinated
        Notes due 2006 (the Old Notes), at an interest rate of 10.375%..........       9,363

      Amortization of $8,787 debt issuance costs on the Senior Credit Facility
        and the Old Notes.......................................................       1,043
                                                                                  -----------
            Net adjustments.....................................................   $   7,172
                                                                                  -----------
                                                                                  -----------

      Borrowings under the Company's new Senior Credit Facility are at variable rates. The rates used for these pro forma adjustments reflect rates actually in effect at the date of the Acquisition as well as at December
      28, 1996. Assuming the levels of borrowings reflected in the pro forma results, a 1/8% variance in the assumed interest rates on these borrowings would impact the fiscal 1996 pro forma annual interest expense by approximately $85.

(f) Reflects tax effects of above items, except for goodwill amortization and
    Company Acquisition expenses, at an assumed tax rate of 37%.................   $  (1,848)
                                                                                  -----------
                                                                                  -----------

(g) Excludes extraordinary items related to:

      The write-off of $3,377 of debt issuance costs on the Subordinated Loan
      Facility and $244 of debt issuance costs on the portion of the Senior
      Credit Facility repaid with the proceeds of the Old Notes, net of related income tax benefits of $1,270.

(h) Amortization of $1,000 in debt issuance costs over the 10 year term of the
    New Notes issued in the Exchange Offer......................................   $     100
                                                                                  -----------
                                                                                  -----------

(i) Reflects tax effects of the Exchange Offer adjustment (h) above.............   $     (37)
                                                                                  -----------
                                                                                  -----------

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

    The following table sets forth selected historical financial and other data of the Company as of and for the five fiscal years ended December 28, 1996 and certain unaudited pro forma financial data as of and for the fiscal year ended December 28, 1996. As a result of certain adjustments made in connection with the Acquisition, the results of operations for the period October 30, 1996 through December 28, 1996 are not comparable to prior periods. The unaudited pro forma operating data and other data assume that the Transactions occurred on December 31, 1995. The unaudited adjusted pro forma operating and other data assume that the Transactions and the issuance of the New Notes occurred on December 31, 1995. The unaudited adjusted pro forma balance sheet data reflect the historical December 28, 1996 balance sheet data as adjusted for the Exchange Offer. The selected historical financial data for the five fiscal years ended December 28, 1996 were derived from the Company's audited Consolidated Financial Statements. The pro forma financial data were derived from the Unaudited Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The pro forma financial information does not purport to represent what the Company's financial position or results of operations would actually have been had the Transactions in fact occurred on such dates or to project the Company's financial position or results of operations for any future date or period. The pro forma adjustments are based on the purchase method of accounting and a preliminary allocation of the purchase costs incurred in connection with the Acquisition.

    The following table should be read in conjunction with "Capitalization," "Unaudited Pro Forma Condensed Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." For reports by the Company's independent accountants with respect to historical financial information, see "Index to Consolidated Financial Statements."

                             (DOLLARS IN THOUSANDS)

                                                     PREDECESSOR
                                -----------------------------------------------------     SUCCESSOR
                                                                            DEC. 31,   ---------------
                                                                              1995      OCT. 30, 1996
                                               FISCAL YEAR                   THROUGH       THROUGH         PRO      ADJUSTED
                                ------------------------------------------  OCT. 29,      DEC. 28,        FORMA     PRO FORMA
                                  1992       1993       1994       1995       1996         1996(A)        1996        1996
                                ---------  ---------  ---------  ---------  ---------  ---------------  ---------  -----------
OPERATING DATA:
  Wholesale sales.............  $ 142,694  $ 127,457  $ 150,175  $ 166,884  $ 160,485     $  28,506     $ 188,991   $ 188,991
  Retail sales................     85,417    109,554    121,374    128,547    106,254        22,990       129,244     129,244
                                ---------  ---------  ---------  ---------  ---------  ---------------  ---------  -----------
  Net sales...................    228,111    237,011    271,549    295,431    266,739        51,496       318,235     318,235
  Cost of goods sold..........    164,366    156,525    175,244    191,105    170,027        31,708       202,017     202,017
                                ---------  ---------  ---------  ---------  ---------  ---------------  ---------  -----------
  Gross profit................     63,745     80,486     96,305    104,326     96,712        19,788       116,218     116,218
  Selling, general and
    administrative............     57,975     67,699     77,472     83,223     79,296        16,672        99,636      99,636
  Nonrecurring
    charges(b)(g).............      8,194     --         --         --          8,834        --            --          --
                                ---------  ---------  ---------  ---------  ---------  ---------------  ---------  -----------
  Operating income (loss).....     (2,424)    12,787     18,833     21,103      8,582         3,116        16,582      16,582
  Interest expense............      7,368      5,957      6,445      7,849      7,075         2,631        16,878      16,978
                                ---------  ---------  ---------  ---------  ---------  ---------------  ---------  -----------
  Income (loss) before income
    taxes and extraordinary
    item......................     (9,792)     6,830     12,388     13,254      1,507           485          (296)       (396)
  Provision for income
    taxes.....................        270      3,000      4,000      5,179      1,885           212           249         212
                                ---------  ---------  ---------  ---------  ---------  ---------------  ---------  -----------
  Income (loss) before
    extraordinary item........    (10,062)     3,830      8,388      8,075       (378)          273          (545)       (608)
  Extraordinary item, net of
    tax (c)...................     --         --         --         --         --             2,351        --          --
                                ---------  ---------  ---------  ---------  ---------  ---------------  ---------  -----------
  Net income (loss)...........  $ (10,062) $   3,830  $   8,388  $   8,075  $    (378)    $  (2,078)    $    (545)  $    (608)
                                ---------  ---------  ---------  ---------  ---------  ---------------  ---------  -----------
                                ---------  ---------  ---------  ---------  ---------  ---------------  ---------  -----------
  Net income (loss) available
    to common stockholders....  $ (10,062) $   3,830  $   6,710  $   6,460  $  (1,510)    $  (2,512)    $  (3,165)  $  (3,228)
                                ---------  ---------  ---------  ---------  ---------  ---------------  ---------  -----------
                                ---------  ---------  ---------  ---------  ---------  ---------------  ---------  -----------

BALANCE SHEET DATA
  (END OF PERIOD):
  Working capital (d)(e)......  $  63,345  $  66,670  $  68,595  $  84,593                $  70,792
  Total assets................    127,506    123,938    135,471    167,216                  318,709
  Total debt, including
    current
    maturities................     81,332     73,406     71,660     87,495                  145,000
  Redeemable Preferred
    Stock (f).................     --         --         --         --                       18,234
  Preferred stock.............     50,000     50,000     50,000     50,000                   --
  Common stockholders'
    equity....................    (23,569)   (19,739)   (11,351)    (4,678)                  57,488

OTHER DATA:
  EBITDA (g)..................  $  12,437  $  20,647  $  27,098  $  30,562  $  25,628     $   5,530     $  31,502   $  31,502
  Gross margin................       27.9%      34.0%      35.5%      35.3%      36.3%         38.4%         36.5%       36.5%
  Depreciation and
    amortization..............  $   6,667  $   6,431  $   6,515  $   7,337  $   6,612     $   2,414     $  13,320   $  13,320
  Capital expenditures........      4,991      7,941     10,996     13,715      4,007         3,749         7,756       7,756
  Ratio of earnings to fixed
    charges (h)...............     --            1.8x       2.3x       2.1x       1.1x          1.1x       --          --

         See Notes to Selected Historical and Pro Forma Financial Data.

           NOTES TO SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

(a) As a result of the Acquisition, the Company's assets and liabilities were adjusted to their estimated fair values as of October 30, 1996. In addition, the Company entered into new financing arrangements and changed its capital structure. Accordingly, the results of operations for the period October 30, 1996 through December 28, 1996 are not comparable to prior periods. The period October 30, 1996 to December 28, 1996 reflects increased depreciation, amortization, management fee and interest expenses.

(b) The nonrecurring charge for the period December 31, 1995 through October 29, 1996 includes: (1) compensation-related charges of $5.3 million for amounts paid to management in connection with the Acquisition; and (2) other expense charges of $3.5 million for costs and fees the Company incurred in connection with the Acquisition. Both of these items are excluded from pro forma and adjusted pro forma fiscal 1996 results.

(c) The extraordinary item for the period October 30, 1996 through December 28, 1996 reflects the write-off of $3.4 million and $0.2 million of deferred debt issuance costs related to the Subordinated Loan Facility and the portion of the Senior Credit Facility repaid with the proceeds of the Old Notes in November 1996, net of income tax effects. These items are excluded from pro forma and adjusted pro forma fiscal 1996 results.

(d) Represents total current assets less total current liabilities.

(e) On an adjusted pro forma basis, working capital would be $69.8 million, due to the use of cash for $1.0 million of estimated debt issuance costs for the New Notes.

(f) The Company issued redeemable preferred stock at the closing of the Acquisition to Holdings for $20.0 million (its estimated fair value, which equals its redemption value), net of $2.2 million of fees associated with its issuance.

(g) EBITDA represents earnings before interest expense and income tax expense (i.e., operating income (loss)) excluding the following charges:

    (i) depreciation and amortization expense including prepaid management fee amortization of $0.23 million for the period October 30, 1996 through December 28, 1996 and $1.35 million for pro forma and adjusted pro forma fiscal 1996 in connection with the Acquisition;

    (ii) in fiscal 1992, $8.2 million of restructuring charges related to new management establishing a strategy to rationalize SKUs within its product lines, decrease product complexity and improve manufacturing operations; a reduction in the carrying value of a facility held for sale; and costs associated with certain plant closings;

    (iii) recurring costs associated with certain benefit plans that were terminated as a result of the Acquisition and not replaced, as follows:
       (1) Long-Term Incentive Plan expenses of $0.8 million, $1.2 million, $1.1 million and $1.0 million for fiscal 1993, 1994, 1995 and the period December 31, 1995 through October 29, 1996, respectively, and $1.0 million for pro forma and adjusted pro forma fiscal 1996; (2) Management Equity Participation Plan expenses of $0.6 million, $0.6 million, $0.6 million and $0.6 million for fiscal 1993, 1994, 1995 and the period December 31, 1995 through October 29, 1996, respectively, and $0.6 million for pro forma and adjusted pro forma fiscal 1996; and (3) Stock Compensation Plan expense of $0.4 million in fiscal 1995; and

    (iv) in fiscal 1996, the nonrecurring charge of $8.3 million related to the Acquisition.

   The Company has included information concerning EBITDA as it is relevant for covenant analysis under the Indenture, which defines EBITDA as set forth above for the periods shown. See "Description of Notes--Certain Definitions." In addition, management believes that EBITDA is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(h) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest expense, which includes the amortization of deferred debt issuance costs and the interest portion of the Company's rent expense (assumed to be one-third of total rent expense). Earnings were insufficient to cover fixed charges for fiscal 1992 by $9.8 million, for pro forma fiscal 1996 by $0.3 million and for adjusted pro forma fiscal 1996 by $0.4 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE "SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA" AND THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INCLUDE RISKS AND OTHER UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE THOSE DISCUSSED BELOW, AS WELL AS GENERAL ECONOMIC AND BUSINESS CONDITIONS, COMPETITION AND OTHER FACTORS DISCUSSED ELSEWHERE IN THIS PROSPECTUS. THE COMPANY UNDERTAKES NO OBLIGATION TO RELEASE PUBLICLY ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS.

GENERAL

    The Company is a leading marketer and manufacturer of baby, toddler and young children's apparel. The Company sells its products to more than 300 department and specialty store customers (59.4% of fiscal 1996 sales) and through its 135 retail outlet stores (40.6% of fiscal 1996 sales). The Company was acquired in a leveraged buyout in 1988. Despite the continuing strength of the CARTER'S brand name, the Company's results of operations from 1988 to 1991 were adversely affected by a high degree of financial leverage and a lack of liquidity and, among other things, poor customer relationships, an unfocused product offering and an inefficient cost structure. As a result of these factors, the Company was forced to restructure certain of its debt obligations in December 1991, and sought new management.

    Carter's senior management has significantly increased earnings and market share since joining the Company in 1992. Management believes these improvements resulted primarily from efforts to strengthen customer relationships, improve product offerings and further enhance the CARTER'S brand image. In addition, the Company has realized significant operating efficiencies by reducing the scope of its product offerings while enhancing core product offerings, increasing off-shore production, and implementing the wider use of advanced operating and financial information systems. Management believes that these actions have been instrumental in enabling the Company to increase sales and operating income
(loss) from $228.1 million and $(2.4) million, respectively, in fiscal 1992 to $318.2 million and $11.7 million, respectively, in fiscal 1996. In addition, during this period, the Company's gross margins increased from 27.9% to 36.6%.

    The Company's sales growth since fiscal 1992 resulted from a $46.3 million increase in wholesale sales and a $43.8 million increase in retail sales. The increase in wholesale sales resulted primarily from new product introductions and the opening of new wholesale accounts, including Sears and JCPenney, partially offset by the removal of certain product lines, such as outerwear, boys' and girls' underwear and certain BABY DIOR seasonal lines. The increase in retail sales resulted primarily from new store openings, partially offset by comparable store sales declines since the beginning of fiscal 1993. Management believes the comparable store sales declines were due to a soft retailing environment and to certain operational and merchandising problems, which have recently been addressed. Management plans to open nine new stores in 1997. The average cost of opening each store is expected to be approximately $110,000, exclusive of any contribution by the property owner toward the cost of construction. See "--Liquidity and Capital Resources" and "Business--Distribution and Sales--Retail Operations."

    Since fiscal 1992, the Company has invested an aggregate of $45.4 million in capital expenditures which were primarily related to the purchase of new equipment, information systems and off-shore production facilities.

    Notwithstanding the substantial improvements in operating results achieved over the past four years, the Company's financial results in 1996 were adversely affected by the performance of its retail outlet stores. Comparable store sales in 1996 decreased 8.8%.

RESULTS OF OPERATIONS

    The following table sets forth certain components of the Company's Consolidated Statement of Operations data expressed as a percentage of net sales:

                                                                                                FISCAL YEAR
                                                                                      -------------------------------
                                                                                        1994       1995       1996
                                                                                      ---------  ---------  ---------
STATEMENT OF OPERATIONS:
Wholesale sales.....................................................................       55.3%      56.5%      59.4%
Retail sales........................................................................       44.7       43.5       40.6
                                                                                      ---------  ---------  ---------
  Net sales.........................................................................      100.0      100.0      100.0
Cost of goods sold..................................................................       64.5       64.7       63.4
                                                                                      ---------  ---------  ---------
Gross profit........................................................................       35.5       35.3       36.6
Selling, general and administrative expenses........................................       28.5       28.2       30.2
Nonrecurring charge.................................................................     --         --            2.8
                                                                                      ---------  ---------  ---------
Operating income....................................................................        6.9        7.1        3.6
Interest expense....................................................................        2.4        2.7        3.0
                                                                                      ---------  ---------  ---------
Income before income taxes and extraordinary item...................................        4.6        4.5        0.6
Provision for income taxes..........................................................        1.5        1.8        0.7
Extraordinary item, net.............................................................     --         --            0.7
                                                                                      ---------  ---------  ---------
Net income (loss)...................................................................        3.1%       2.7%     (0.8)%
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

FISCAL YEAR ENDED DECEMBER 28, 1996 COMPARED WITH FISCAL YEAR ENDED DECEMBER 30,
  1995

    The 1996 results discussed below represent the mathematical addition of the historical results for the period from December 31, 1995 through October 29, 1996 (the "Predecessor" period) and the period from October 30, 1996 through December 28, 1996 (the "Successor" period) for purposes of the discussion below only and are not indicative of results that would actually have been obtained if the Acquisition had occurred on December 31, 1995 (the first day of fiscal
1996).

    As a result of the Acquisition, the Company's assets and liabilities were adjusted to their estimated fair values as of October 30, 1996. In addition, the Company entered into new financing arrangements and had a change in its capital structure. Certain nonrecurring charges and an extraordinary loss were recorded in connection with the Acquisition and financing. Accordingly, the results of operations for 1996 are not comparable to prior periods. The period prior to the Acquisition reflects nonrecurring charges, principally the Company's and Sellers' expenses, such as accelerated compensation plan payments to management and professional fees. The period subsequent to the Acquisition reflects increased cost of sales due to higher depreciation expense for assets revalued at the Acquisition, increased interest expense, the amortization of goodwill and tradename and certain prepaid expenses, and an extraordinary loss resulting from the early extinguishment of debt.

    NET SALES. Net sales for fiscal 1996 increased 7.7% to $318.2 million from $295.4 million in fiscal 1995. This increase was due to a 13.2% increase in wholesale sales and a 0.5% increase in retail sales. Wholesale sales for fiscal 1996 increased to $189.0 million from $166.9 million in fiscal 1995. This increase was due primarily to continued strong sales to wholesale customers and improved average pricing, as well as to increased clearance and off-price merchandise sales resulting from the Company's efforts to reduce the high inventory levels experienced at the end of fiscal 1995. In addition, the Company continued to rationalize its product lines by scaling back certain products and by continuing to reduce the overall number of SKUs. Retail sales for fiscal 1996 increased to $129.2 million from $128.5 million in fiscal 1995. This increase was a result of the incremental volume provided by 36 new stores opened since the beginning of fiscal 1995, partially offset by comparable store sales (stores open more than 12 months) declines of

8.8%. Management believes that the comparable store sales declines were due primarily to certain operational and merchandising problems, as well as to a soft retailing environment. Although the soft retailing environment negatively affected the financial performance of all stores, its impact is more measurable when analyzing the performance of comparable stores.

    Comparable store sales declines were also affected by the removal of certain product categories that were sold in the Company's retail outlet stores in fiscal 1995. Management currently is addressing the comparable store sales declines by improving product mix; emphasizing core layette and sleepwear products; improving store layouts; assessing locations, demographics and store sizes; and upgrading management and retailing skills at the corporate, regional and store levels.

    GROSS PROFIT. Gross profit for fiscal 1996 increased 11.7% to $116.5 million from $104.3 million in fiscal 1995. Gross profit as a percentage of net sales in fiscal 1996 increased to 36.6% from 35.3% in fiscal 1995. This increase resulted primarily from pricing improvements in the Company's wholesale and retail businesses, the maturing effect of the Company's three off-shore sewing plants, one of which was opened in 1995, and the change in the retail store product mix toward higher margin sleepwear and layette products, partially offset by an increase in depreciation expense and lower margins in the first quarter of 1996 as a result of actions taken to decrease inventories that had built up at the end of fiscal 1995.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for fiscal 1996 increased 15.3% to $96.0 million from $83.2 million in fiscal 1995. Selling, general and administrative expenses as a percentage of net sales increased to 30.2% in fiscal 1996 from 28.2% in fiscal 1995. This increase in selling, general and administrative expenses as a percentage of net sales resulted from the comparable store sales declines experienced by the Company's retail outlet stores and higher retail store expenses associated with the 36 new stores opened since the beginning of fiscal 1995.

    NONRECURRING CHARGE. In connection with the Acquisition, the Company recorded an $8.8 million nonrecurring charge. This charge includes $3.5 million of Company and Sellers' expenses and $5.3 million of expenses related to management payments, including the unaccrued costs associated with accelerated compensation plan payments.

    OPERATING INCOME. Operating income for fiscal 1996 decreased 44.6% to $11.7 million from $21.1 million in fiscal 1995 as a result of the changes in selling, general and administrative expenses, gross profit and the nonrecurring charges described above. Operating income as a percentage of net sales decreased to 3.6% in fiscal 1996 from 7.1% in fiscal 1995.

    INTEREST EXPENSE. Interest expense for fiscal 1996 increased 23.7% to $9.7 million from $7.8 million in fiscal 1995. This increase reflects higher interest expense on additional indebtedness resulting from the Acquisition, and higher average borrowings under the Company's revolving credit facility in place prior to the Acquisition. At December 28, 1996, outstanding debt aggregated $145.0 million, of which a $45.0 million term loan bore interest at a variable rate, so that an increase of 1% in the applicable rate would increase the Company's annual interest cost by $450,000. At December 28, 1996, there were no borrowings under the Company's $50.0 million revolving credit facility, except for $4.2 million of outstanding letters of credit. Any borrowings under the revolving credit facility would bear interest at a variable rate.

    EXTRAORDINARY LOSS. In November 1996, the Company used the proceeds from the issuance of the Old Notes to prepay $90.0 million of Acquisition-related borrowings under the Subordinated Loan Facility and $5.0 million of the term loan portion of the Senior Credit Facility. As a result, the Company recorded an after-tax loss of $2.4 million, which has been reflected in the Company's Consolidated Statement of Operations as an extraordinary item.

    NET LOSS. As a result of the factors described above, the Company reported a net loss of $2.5 million in fiscal 1996 compared with net income of $8.1 million in fiscal 1995.

FISCAL YEAR ENDED DECEMBER 30, 1995 COMPARED WITH FISCAL YEAR ENDED DECEMBER 31,
  1994

    NET SALES. Net sales for fiscal 1995 increased 8.8% to $295.4 million from $271.5 million in fiscal 1994. This increase was due to an 11.1% increase in wholesale sales and a 5.9% increase in retail sales. Wholesale sales for fiscal 1995 increased to $166.9 million from $150.2 million in fiscal 1994. This increase was due to the continued success of the Company's business strategy, which included increased wholesale volume in its core layette and sleepwear product categories, as well as the full year impact of sales to Sears, a new wholesale customer for the Company in 1994. The Company also continued to scale back its total product offerings and continued to reduce the overall number of SKUs. Retail sales for fiscal 1995 increased to $128.5 million from $121.4 million. This increase was primarily due to the incremental volume provided by 20 new stores opened in 1995, partially offset by comparable store sales declines of 7.1%. The comparable store sales declines were due to certain operational and merchandising problems which management believes have recently been addressed, as well as to a soft retailing environment.

    GROSS PROFIT. Gross profit for fiscal 1995 increased 8.3% to $104.3 million from $96.3 million in fiscal 1994. Gross profit as a percentage of net sales decreased slightly to 35.3% in fiscal 1995 from 35.5% in fiscal 1994. This moderate decline reflects $0.5 million of start-up costs in 1995 associated with the opening of a new off-shore sewing plant in the Dominican Republic and a $1.8 million increase in retail markdowns, partially offset by improved overhead absorption, lower yarn cost and the initial benefits of the second off-shore plant in Costa Rica.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for fiscal 1995 increased 7.4% to $83.2 million from $77.5 million in fiscal 1994. Selling, general and administrative expenses as a percentage of net sales declined to 28.2% in fiscal 1995 from 28.5% in fiscal 1994 primarily due to a reduction in retail sales administration costs as a percentage of net sales.

    OPERATING INCOME. As a result of the changes in selling, general and administrative expenses and gross profit discussed above, operating income for fiscal 1995 increased 12.1% to $21.1 million from $18.8 million in fiscal 1994. Operating income as a percentage of net sales increased to 7.1% in fiscal 1995 from 6.9% in fiscal 1994.

    INTEREST EXPENSE. Interest expense for fiscal 1995 increased 21.8% to $7.8 million from $6.4 million in fiscal 1994 due to higher average borrowings under the Company's revolving credit facility.

    NET INCOME. As a result of the factors discussed above, net income for fiscal 1995 decreased 3.7% to $8.1 million from $8.4 million in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary cash needs are working capital, capital expenditures and debt service. The Company has financed its working capital, capital expenditures and debt service requirements primarily through internally generated cash flow, in addition to funds borrowed under the Company's credit facilities.

    Net cash provided by operating activities in fiscal 1996 was $31.5 million as compared with net cash used in operating activities of $5.5 million in the prior year. This increase reflects the reduction in inventory balances resulting from management's efforts in this regard described below. Operating cash flow for fiscal 1996 also reflects a significant increase in accounts payable and other liabilities, such increases resulting primarily from expenses incurred in connection with the Acquisition. Net cash provided by (used in) operating activities in fiscal 1995 decreased to $(5.5) million from $14.6 million in fiscal 1994. This decrease resulted primarily from the increase in the Company's inventory levels during fiscal 1995.

    At the end of fiscal 1995, the Company's inventory levels exceeded its prior year-end inventories by $28.1 million and its budget by approximately $13.0 million. Management attributes the inventory build-up during fiscal 1995 to a number of items which include: (i) aggressive production plans reflecting stronger anticipated demand; (ii) historically inadequate production planning and monitoring systems; (iii) high levels of "open market goods" purchased for the retail outlet stores; (iv) extra basics fabric manufactured late in 1995 to reduce the Company's reliance on expensive contracting in 1996; (v) excessive seasonal fabric due to a mid-year shift in merchandise mix; and (vi) excessive seconds inventory. Management maintained adequate reserves to adjust inventory balances to lower of cost or market at December 30, 1995.

    The Company believes that each of these items has been successfully addressed in fiscal 1996. First, the Company moderated production plans in the first quarter of fiscal 1996, mitigating additional build-up and allowing much of the excess inventory to be sold. Second, excess basics fabric was quickly worked through the system and most of the Company's excess seasonal fabric was sold to third parties at a loss. Third, the Company significantly increased its capacity in embroidery in 1996 in order to reduce the requirements for contracting, thus reducing its work-in-process inventory. Finally, most of the excessive seconds inventories created from the new off-shore sewing facilities were eliminated through an aggressive sell-off of goods to off-price customers and temporary retail clearance stores set up by the Company.

    Management believes that improvements in production planning and reporting have been made possible with new information systems installed in the first quarter of fiscal 1996, as well as with the implementation of an automatic replenishment system which was fully functioning at its retail stores as of August 1996. In addition, the Company is continuing to aggressively reduce the scope of its product offerings (since 1992, wholesale and retail style-colors have been reduced by approximately 60% and 30%, respectively) and reduce the amount of open-market purchases, which management believes will help mitigate the Company's exposure to excess finished goods and will allow the Company to continue moderating inventory levels going forward. As a result of these factors, the Company's inventory levels at fiscal year-end 1996 were lower than those at fiscal year-end 1995 despite higher sales.

    The Company invested $11.0 million, $13.7 million and $7.8 million in capital expenditures during fiscal years 1994, 1995 and 1996, respectively. The Company's budgeted capital expenditures for fiscal 1997 are approximately $14.0 million.

    The Company incurred significant indebtedness in connection with the Acquisition. At December 28, 1996, the Company had approximately $145.0 million of indebtedness outstanding, consisting of $100.0 million of Notes and $45.0 million in term loan borrowings under the Senior Credit Facility, with no other debt or capital lease obligations. In addition, the Company has approximately $50.0 million in availability under the revolving credit portion of the Senior Credit Facility (exclusive of approximately $4.2 million of outstanding letters of credit). The term loan portion of the Senior Credit Facility will mature on October 31, 2003 and requires semi-annual principal payments totaling $0.0 in 1996, $0.9 million in each of 1997, 1998, 1999 and 2000, and $5.4 million, $13.5 million and $22.5 million in 2001, 2002 and 2003, respectively. In November 1996, the term loan was reduced by $5.0 million with proceeds from the issuance of the Old Notes. The future scheduled payments under the Senior Credit Facility have been reduced ratably for this payment. The revolving credit portion of the Senior Credit Facility will mature on October 31, 2001 and has no scheduled interim amortization. For a description of the Senior Credit Facility, see "Capital Structure--Senior Credit Facility." No principal payments are required on the Notes prior to their scheduled maturity.

    The Company believes that cash generated from operations, together with amounts available under the revolving portion of the Senior Credit Facility, will be adequate to meet its debt service requirements, capital expenditures and working capital needs for the foreseeable future, although no assurance can be given in this regard.

EFFECTS OF INFLATION

    The Company is affected by inflation primarily through the purchase of raw material, increased operating costs and expenses, and higher interest rates. The effects of inflation on the Company's operations have not been material in recent years.

SEASONALITY

    The Company experiences seasonal fluctuations in its sales and profitability, with generally lower sales and gross profit in the first and second quarters of its fiscal year. The Company believes that seasonality of sales and profitability is a factor that affects the baby and children's apparel industry generally and is primarily due to retailers' emphasis in the first quarter on price reductions, and promotional retailers' and manufacturers' emphasis on closeouts of the prior year's product lines.

ACCOUNTING PRONOUNCEMENT

    In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which the Company has been required to adopt in 1996. SFAS No. 123 establishes optional alternative accounting methods for stock-based compensation as well as new required disclosures. The Company will account for stock-based compensation under previously existing accounting guidance. As such, SFAS No. 123 has been adopted for disclosure purposes only and will not impact the Company's financial position, annual operating results or cash flows.

CHANGE IN ACCOUNTANTS

    In connection with the Acquisition, on November 1, 1996, the Company dismissed Price Waterhouse LLP ("Price Waterhouse") as its principal independent accountant and engaged Coopers & Lybrand L.L.P. as its principal independent accountant. The decision to change accountants was approved by the Company's Board of Directors. In connection with the audits of the Company's financial statements for the two most recent completed fiscal years prior to the Acquisition and during the interim period up until the date of the change in accountants, there were no disagreements with Price Waterhouse on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Price Waterhouse's report on the financial statements for such years did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope or accounting principles.

                               THE EXCHANGE OFFER
TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES

    GENERAL. Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m., New York City time, on May 8, 1997; PROVIDED, HOWEVER, that if the Company has extended the period of time for which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.


    As of the date of this Prospectus, $100.0 million aggregate principal amount of the Old Notes was outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about April 8, 1997, to all holders of Old Notes known to the Company. The Company's obligation to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth under "-- Certain Conditions to the Exchange Offer" below.


    EXTENSION; RETURN OF OLD NOTES NOT ACCEPTED FOR EXCHANGE. The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Old Notes, by giving notice of such extension to the holders thereof. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

    AMENDMENT; TERMINATION. The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "--Certain Conditions to the Exchange Offer."
    NOTICE. The Company will give notice of any extension, amendment, non-acceptance or termination to the holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

    NO APPRAISAL OR DISSENTERS' RIGHTS. Holders of Old Notes do not have any appraisal or dissenters' rights under the Massachusetts Business Corporation Law in connection with the Exchange Offer.
PROCEDURES FOR TENDERING OLD NOTES
    The tender to the Company of Old Notes by a holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to State Street Bank and Trust Company (the "Exchange Agent") at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. THE COMPANY IS NOT ASKING NOTEHOLDERS FOR A PROXY AND NOTEHOLDERS ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.
    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered holder of the Old Notes who has not completed the box entitled "Special Issuance Instruction" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder with the signature thereon guaranteed by an Eligible Institution.
    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.
    If the Letter of Transmittal is signed by a person or persons other than the registered holder or holders of Old Notes, such Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the Old Notes.
    If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.
    By tendering, each broker-dealer holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the holder and any beneficial holder, that neither the holder nor any such beneficial holder has an arrangement or understanding with any person to participate in the distribution of such New Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. If the holder is not a broker-dealer, the holder must represent that it is not engaged in nor does it intend to engage in a distribution of the New Notes.
ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES
    Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "--Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral and written notice thereof to the Exchange Agent.
    For each Old Note accepted for exchange, the holder of such Old Note will receive a New Note having a principal amount equal to that of the surrendered Old Note.
    In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration of the Exchange Offer.
BOOK-ENTRY TRANSFER
    Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.
GUARANTEED DELIVERY PROCEDURES
    If a registered holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent received from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.
WITHDRAWAL RIGHTS
    Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes that have been tendered for exchange but that are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "--Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.
CERTAIN CONDITIONS TO THE EXCHANGE OFFER
    Notwithstanding any other provision of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer if at any time before the acceptance of such Old Notes for exchange or the exchange of the New Notes for such Old Notes, the Company determines that the Exchange Offer violates applicable law, any applicable interpretation of the staff of the Commission or any order of any governmental agency or court of competent jurisdiction.
    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.
    In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939 (the "TIA"). In any such event, the

Company is required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.
EXCHANGE AGENT
    State Street Bank and Trust Company has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:
               BY HAND/OVERNIGHT EXPRESS/MAIL/OVERNIGHT DELIVERY:
                      (insured if registered recommended)

 State Street Bank and Trust Company,          or            State Street Bank and Trust
                 N.A.                                                  Company
        Corporate Trust Window                                  Corporate Trust Dept.
            Concourse Level                               2 International Place - 4th Floor
              61 Broadway                                          Boston, MA 02110
          New York, NY 10006                                     Attn: William Norkus

                                 VIA FACSIMILE:
                                 (617) 664-5371
                             FOR INFORMATION CALL:

                                  Lisa Guymont
                                 (617) 664-5618
    DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.
FEES AND EXPENSES
    The Company will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by officers and employees of the Company.

    The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $1.0 million, which includes fees and expenses of the Trustee, accounting, legal, printing and related fees and expenses.

ACCOUNTING TREATMENT
    The New Notes will be recorded at the same carrying value as the Old Notes, which is the principal amount as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be capitalized as debt issuance costs and amortized over the term of the New Notes through 2006.
TRANSFER TAXES
    Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE; RESALES OF NEW NOTES
    Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities law. Old Notes not exchanged pursuant to the Exchange Offer will continue to accrue interest at 10 3/8% per annum and will otherwise remain outstanding in accordance with their terms. Holders of Old Notes do not have any appraisal or dissenters' rights under the Massachusetts Business Corporation Law in connection with the Exchange Offer. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. However, (i) if any Initial Purchaser so requests with respect to Old Notes not eligible to be exchanged for New Notes in the Exchange Offer and held by it following consummation of the Exchange Offer or (ii) if any holder of Old Notes is not eligible to participate in the Exchange Offer or, in the case of any holder of Old Notes that participates in the Exchange Offer, does not receive freely tradable New Notes in exchange for Old Notes, the Company is obligated to file a registration statement on the appropriate form under the Securities Act relating to the Old Notes held by such persons.
    Based on certain interpretive letters issued by the staff of the Commission to third parties in unrelated transactions, New Notes issued pursuant to the Exchange Offer may be offered for resale, resold or otherwise transferred by holders thereof (other than (i) any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or (ii) any broker-dealer that purchases Notes from the Company to resell pursuant to Rule 144A or any other available exemption) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution of such New Notes. If any holder has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company has not sought, and does not intend to seek, its own interpretive letter from the Commission with respect to the resale of the New Notes. There can be no assurance that the Commission would make similar interpretations with respect to the Exchange Offer. A broker-dealer who holds Old Notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes. Each such broker-dealer who receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." While the Company has an obligation under the Registration Rights Agreement to update this Prospectus by amendment or supplement for a period of 90 days following consummation of the Exchange Offer, the Company has no obligation thereafter to update the Prospectus and, therefore, holders required to deliver a prospectus may not thereafter be able to resell because they may be unable to comply with the prospectus delivery requirements described above.
    In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the New Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the Notes reasonably requests in writing.

                                    BUSINESS

GENERAL

    The Company is the largest marketer of baby and toddler apparel and a leading marketer of young children's apparel. Over the Company's more than 130 years of operation, CARTER'S has become one of the most highly recognized brand names in the children's apparel industry. The Company is a vertically-integrated manufacturer which sells its products under the CARTER'S, CARTER'S CLASSICS and BABY DIOR brand names to more than 300 department and specialty store accounts (with an estimated 4,600 store fronts) and through its 135 retail outlet stores. Carter's is the leading provider of layette (a complete range of apparel and related products for newborns) in its target distribution channels, with a market share of approximately 16%, more than four times that of its nearest branded competitor. Carter's is also the leading provider of baby and toddler sleepwear in its target distribution channels, with a market share of approximately 28%, more than three times that of its nearest branded competitor. The Company also has a significant presence in the much larger and highly fragmented baby and toddler playwear market.

    Carter's generates approximately 87% of its sales in the baby and toddler apparel market, a $5.6 billion market which has grown at a 6.1% compound annual rate from 1991 through 1995. Management believes that the baby and toddler market is well-insulated from changes in fashion trends and less sensitive to general economic conditions, while offering strong prospects for continued growth. The growth in this market is being driven by a number of factors, including: (i) women having children later, resulting in more disposable income available for expenditures on children; (ii) more women returning to the workplace after having children, resulting in more disposable income and increased day care apparel needs; (iii) the increasing number of grandparents, a demographic segment with high per capita discretionary income and an important consumer base for children's apparel; and (iv) an increasing social emphasis on attractive children's apparel.

    Carter's senior management has significantly increased earnings and market share since joining the Company in 1992. Management's fundamental strategy has been to promote the Company's brand image as the absolute leader in baby apparel products and to consistently provide high quality, attractive products at a strong perceived value to consumers. To this end, management employs a comprehensive four-step marketing strategy which incorporates: (i) extensive consumer preference testing; (ii) superior brand and product presentation at the consumer point-of-purchase; (iii) dominant marketing communications; and (iv) consistent, premium service to fulfill customer and consumer needs. In addition, the Company continues to realize significant operating efficiencies by reducing SKUs and product complexity, enhancing core product offerings, increasing off-shore production and implementing the wider use of advanced information systems. As a result of these efforts, the Company has increased its operating income (loss) from $(2.4) million in 1992 to $11.7 million in fiscal 1996. EBITDA increased from $12.4 million in fiscal 1992 to $31.2 million in fiscal 1996.

COMPANY STRENGTHS

    The Company attributes its market leadership and its significant opportunities for continued growth and increased profitability to the following competitive strengths:

SUPERIOR BRAND AWARENESS

    Carter's has achieved a high level of positive brand awareness with both consumers and retailers as a result of more than a century of providing quality baby, toddler and young children's apparel. In a 1993 survey, 92% of mothers and grandmothers surveyed were familiar with the CARTER'S brand name, and 80% reported that they had purchased CARTER'S brand products. The Company has maintained this positive brand awareness despite a relatively low marketing budget with little national advertising. Management believes that the consolidation of the apparel industry and changes in the retail environment will continue to favor strong branded companies such as Carter's, as many department and specialty stores have focused on promoting leading brands while reducing their number of suppliers.

LEADING AND GROWING MARKET POSITIONS

    Carter's is the largest marketer of baby and toddler apparel, with leading market shares in the layette and sleepwear product categories in its target distribution channels. Since 1992, the Company has increased its share of the layette market from 9% to 16% and its share of the baby and toddler sleepwear market from 22% to 28%. In addition, the Company is the second largest marketer of young children's sleepwear and has a significant presence in the much larger and highly fragmented baby and toddler playwear market.

STRONG MANAGEMENT TEAM

    Since joining Carter's in 1992, the Company's management team, led by Frederick J. Rowan, II, has been responsible for sales and EBITDA increasing at compound annual rates of 8.7% and 25.8%, respectively. Four of the Company's top executives, including Mr. Rowan, joined the Company following successful careers running the Bassett-Walker and Lee Jeans divisions of the VF Corporation. The Company's five top executives average more than 20 years of experience in the textile and apparel industries. Management believes that they have significant experience in developing brand names, have a strong reputation with customers, the trade and the financial community, and possess a diverse skill base which incorporates brand marketing, multiple sourcing, off-shore production, vertical manufacturing and MIS integration.

VERTICALLY-INTEGRATED MANUFACTURING CAPABILITIES

    Carter's is a vertically-integrated manufacturer that knits, dyes, finishes, prints, cuts, sews and embroiders approximately 80% of the products it sells. The Company believes that its vertical integration allows it to maintain a competitive cost structure, accelerate speed to market and provide consistent, premium quality. Since 1992, the Company has made significant investments in equipment, facilities and systems to improve quality, reduce costs, minimize shrinkage, decrease inventories and shorten cycle times. In 1991, the Company commenced off-shore sewing operations to decrease costs of sewing, typically the most labor-intensive portion of the manufacturing process. At year-end 1996, approximately 40% of the Company's sewing production was conducted off-shore which reduced annual manufacturing costs by approximately $10 million. In addition, in 1993, management initiated a substantial upgrade of its MIS capabilities with a fully-integrated operating system designed to support the growth of the business and to further improve manufacturing efficiencies. These system upgrades are 65% complete and are expected to be completed in 1998.

STRONG CUSTOMER RELATIONSHIPS

    Due to focused and consistent management efforts to create retail partnerships, the Company enjoys strong relationships with its wholesale customers, as evidenced by the nine supplier awards the Company has received since 1992. Management meets frequently with the Company's major accounts to review product offerings, establish and monitor sales plans and design joint advertising and promotional campaigns. In addition, the Company has introduced to several of its major wholesale customers, including Macy's, Bloomingdale's, Burdine's, Rich's and JCPenney, its "store-in-store" concept in which the Company creates a CARTER'S-brand shop within its wholesale customers' children's apparel departments. Such store-in-store shops provide the Company with dedicated selling space, superior and consistent brand presentation and greater control of product mix, resulting in higher profitability and productivity for both the Company and its wholesale customers.

OPERATING STRATEGY

    The Company intends to strengthen its market leadership positions and further increase sales and EBITDA by continuing to implement an operating strategy that has the following primary components:

INCREASE INVESTMENTS IN BRAND EQUITY

    Management believes Carter's enjoys among the highest brand awareness of any children's apparel company, despite having spent only $1.1 million on national advertising in fiscal 1996. In order to capitalize further on the potential of the CARTER'S name, the Company intends to increase its joint promotional activities with its key wholesale accounts, accelerate the roll out of its branded "store-in-store" shops and selectively increase its national print advertising with heightened visibility of its tag line "If they could just stay little 'til their CARTER'S wear out."-TM- Management believes that selective investments in its brand will result in high returns and will help support continued growth.

INCREASE OPERATING EFFICIENCIES

    The Company's management team has successfully increased EBITDA margins from 5.5% of sales in 1992 to 9.8% of sales in fiscal 1996. The Company has achieved these results by reducing SKUs, decreasing product complexity, upgrading information systems and moving certain labor-intensive portions of its production process off-shore. Management believes additional opportunities exist to continue to reduce manufacturing costs and accelerate speed to market by shortening cycle times, more efficiently managing inventories and further expanding off-shore production. Management expects to increase the Company's percentage of off-shore sewing to approximately 60% by the end of 1998 and approximately 80% by the end of 2001, which is expected to yield incremental cost savings in line with the Company's historical experience.

ENHANCE RETAIL OUTLET STORE PRODUCTIVITY

    During the past year, the Company has emphasized improving the value, quality and convenience of the retail shopping experience. Management has recently increased the percentage of sleepwear and baby products in the Company's retail product mix, which represent the Company's historical product strengths and also carry higher margins. The Company is also reducing the complexity and assortment of retail products offered to simplify the consumer's shopping experience. In addition, the Company has created new consumer-friendly store layouts, with clearly identified departments, designated clearance areas and higher impact store fronts. Since November 1995, the Company has implemented these new store layouts in 24 of its 135 retail outlet stores, and expects to have this new store layout implemented in approximately 100 of its stores by the end of 1997.

CAPITALIZE ON ADDITIONAL GROWTH OPPORTUNITIES

    The Company intends to aggressively pursue selected growth opportunities in its primary markets, including:

    - Leveraging its leading positions in layette and sleepwear to increase its share of the larger and more highly fragmented playwear market, which is more than five times the size of the sleepwear market. Management has recently increased the marketing focus on its playwear lines and introduced new playwear product designs. The success of these efforts is reflected in the 33% increase in wholesale playwear shipments from fiscal 1995 to fiscal 1996.

    - Continuing to implement the Company's "store-in-store" concept. The Company first introduced these shops in fiscal 1995, had 250 such shops at the end of fiscal 1996 and expects to have approximately 400 such shops at the end of fiscal 1997. Management believes that there are significant opportunities to expand the "store-in-store" concept throughout its wholesale customer base.

    - Leveraging the CARTER'S brand through other growth opportunities. Carter's has recently initiated product extensions through a gift-giving program and a renewed focus on selectively increasing licensing relationships. In addition, Carter's is investigating opportunities for international and direct marketing sales, alternative retail formats and brand extensions to serve the discount channel, a market in which the Company currently does not compete.

PRODUCTS AND MARKETS

    The Company markets and manufactures a broad array of baby, toddler and young children's apparel under the CARTER'S, CARTER'S CLASSICS and BABY DIOR brand names. The Company's product offerings can be broadly grouped into two primary categories: (i) "baby and toddler," which includes newborns through toddlers approximately age three (up to size 4T); and (ii) "young children," which includes children approximately age three through approximately age six (boys' sizes 4-7 and girls' sizes 4-6x). The Company's product offerings in these categories include layette, sleepwear and playwear for the baby and toddler market, and sleepwear and playwear for the young children's market. In addition, the Company sells products such as diaper bags, lamps, socks, strollers, hair accessories, outerwear, underwear and shoes, including products for which the Company licenses the CARTER'S name.

BABY AND TODDLER

    From 1991 through 1995, total industry sales of baby and toddler apparel increased from $4.4 billion to $5.6 billion, a compound annual rate of 6.1%, making it one of the fastest growing sectors of the apparel industry. Carter's target distribution channels, which include department and specialty stores, account for approximately half of this market. Carter's is currently the leading supplier of baby and toddler apparel in the United States, with a 7.1% market share in its target distribution channels, nearly twice that of its nearest branded competitor. In fiscal 1996, the Company generated $253.1 million of sales, or 87.0% of its total regular-priced sales, in the baby and toddler apparel market.

    LAYETTE. Layette includes a complete range of products primarily made of cotton for newborns, including bodysuits, undershirts, towels, washcloths, receiving blankets, layette gowns, bibs, caps and booties. In fiscal 1996, the Company generated $52.6 million in sales of these products. Carter's is the leading supplier of layette products, with an approximate 16% market share in its target distribution channels. Management attributes Carter's leading market position to the Company's distinctive print designs, unique embroidery and the reputation for quality Carter's has developed over its 130 year history. The Company is currently introducing enhancements to its layette product offerings, including new fabrics, prints and increased embroidery, which it believes will enhance margins. The Company's primary competitors in the layette market are private label manufacturers.

    SLEEPWEAR. Baby and toddler sleepwear includes pajamas, long underwear and one-piece footed sleepers made out of cotton. In fiscal 1996, the Company generated $91.3 million in sales of these products. Carter's is the leading supplier of baby and toddler sleepwear products with an approximate 28% market share in its target distribution channels. As in layette, management attempts to differentiate its sleepwear products from its competition by offering consumer-tested prints and embroideries with an emotional appeal. In addition, management believes Carter's baby sleepwear product line, which is well-coordinated with its layette product line, features more functional, higher quality products than those of its competitors. The Company's primary competitors in the baby and toddler sleepwear market are both private label manufacturers and other branded children's apparel companies.

    PLAYWEAR. Baby and toddler playwear includes cotton knit apparel for everyday use. In fiscal 1996, the Company generated $101.6 million in sales of these products. Although the Company has historically focused on strengthening its core volume layette and sleepwear products, it has recently begun to focus on strengthening its playwear product offerings by introducing original print designs and innovative artistic treatments in an effort to drive sales growth and increase market share. Management believes that these new product offerings and an increased marketing focus, in addition to Carter's high brand name awareness and strong wholesale customer relationships, will allow the Company's sales and market share in this category to grow. The success of this strategy is reflected in the 33% increase in wholesale playwear shipments from fiscal 1995 to fiscal 1996. The baby and toddler playwear market is highly fragmented, with no one branded competitor enjoying more than a 5% share of the market.

    OTHER. Other baby and toddler products include outerwear, shoes, socks, diaper bags, lamps and hair accessories, including products for which the Company licenses the CARTER'S name. In fiscal 1996, the Company generated $7.6 million in sales of these products.

YOUNG CHILDREN'S

    From 1991 through 1995, total industry sales of young children's apparel increased from $4.7 billion to $5.3 billion, a compound annual rate of 2.9%. Carter's target distribution channels, which include department and specialty stores, account for approximately half of this market. The Company is the second largest supplier of young children's sleepwear products, and is also a supplier of young children's playwear products. In fiscal 1996, the Company generated $37.9 million of sales, or 13.0% of its total regular-priced sales, in the young children's apparel market.

    SLEEPWEAR. Young children's sleepwear product offerings include basic two-piece pajamas, long underwear and polyester blanket-fleece one-piece sleepers. In fiscal 1996, the Company generated $23.0 million in sales of these products. As with baby and toddler sleepwear, the Company attempts to differentiate its young children's sleepwear products from those of its competitors by offering consumer-tested prints and embroideries with an emotional appeal. The Company's primary competitors in the young children's sleepwear market are both branded children's apparel companies and private label manufacturers.

    PLAYWEAR. Young children's playwear product offerings include cotton knit apparel for everyday use. In fiscal 1996, the Company generated $14.9 million in sales of these products. The Company's management elected to focus initially on strengthening the Company's core products in layette and sleepwear when it joined the Company in 1992. The Company has recently begun to leverage its high brand awareness and leading market shares in layette and sleepwear to increase its sales of young children's playwear. The Company's primary competitors in the young children's playwear market are both branded children's apparel companies and private label manufacturers.

    OTHER. Other young children's products include underwear, outerwear, shoes, socks, lamps and hair accessories, including products for which the Company licenses the CARTER'S name. In fiscal 1996, the Company generated $1.5 million in royalty income from the sale of these products.

BRAND NAMES

    The Company markets its products under three distinct brands, each with its own positioning, distribution and price point. The traditional CARTER'S brand is positioned as a premium, moderately-priced core resource for department and specialty stores and for the Company's retail outlet stores. CARTER'S CLASSICS products are targeted solely for the baby market and are distributed only through department stores and the Company's retail outlet stores at a price point approximately 15% higher than CARTER'S brand products. Management expects to increase the price differential between CARTER'S CLASSICS and CARTER'S over time in order to create greater brand differentiation among the Company's brands. BABY DIOR, the Company's only licensed brand, is also produced solely for the baby market. BABY DIOR products are sold at a price point approximately 100% higher than that of the CARTER'S CLASSICS brand. In fiscal 1996, approximately 87%, 7%, and 6% of the Company's sales were of CARTER'S, CARTER'S CLASSICS, and BABY DIOR apparel, respectively.

CARTER'S

    CARTER'S products are characterized by a distinct look representing classic yet updated styling, practical yet innovative design and childlike yet sophisticated artistic applications. The full assortment of products provides a 24-hour dressing "system," focusing on core resources and complemented by themed collections. CARTER'S represents the Company's opening price point and is positioned at the upper portion of the middle market. As a result of this positioning, CARTER'S is represented prominently throughout the Company's targeted distribution channels (i.e., all department and specialty stores), as well as in Carter's retail outlet stores. Management expects that growth will be driven by product line initiatives such as fabric innovation and creative embroidery rather than by brand repositioning. Management believes that further growth opportunity for the CARTER'S brand lies in additional licensing potential. Currently, the CARTER'S name appears on diaper bags, lamps, socks, strollers, hair accessories, outerwear, underwear and shoes.

CARTER'S CLASSICS

    Introduced in 1994, the CARTER'S CLASSICS brand is positioned further upscale than the CARTER'S brand. CARTER'S CLASSICS products are offered primarily through the department store channel of distribution, and secondarily through the Company's retail outlet stores. The Company currently produces only baby products under the CARTER'S CLASSICS brand name. The Company maintains a cohesive theme in the CARTER'S CLASSICS brand as contrasted with the broad offerings available under the CARTER'S brand; colors tend to be pastels and naturals, more luxurious fabrics are utilized and a greater amount of embroidery is applied. CARTER'S CLASSICS is also differentiated from CARTER'S by packaging in softer materials and colors. As a result of its higher price point, CARTER'S CLASSICS products provide higher margins for both the Company and its wholesale customers.

BABY DIOR

    The Company is the exclusive sub-licensee of the BABY DIOR brand name for baby clothes through 1998. This licensing relationship began in 1978 and BABY DIOR is now positioned as the most elegant and luxurious brand marketed by the Company. Over the past three years, management has focused on reducing the complexity of the BABY DIOR line. The number of SKUs has been reduced as the Company has moved toward core products and eliminated seasonal products. The BABY DIOR line maintains a cohesive theme through soft-pastel or white clothing designed with a European flair. As with CARTER'S CLASSICS, this product line provides higher margins for both the Company and its wholesale customers. Department stores and specialty retailers, as well as Carter's retail outlet stores, offer BABY DIOR brand products.

PRODUCT DESIGN AND DEVELOPMENT

    Since joining Carter's in 1992, the Company's management team has significantly improved the Company's product design and development process by investing in advanced design systems, improving its design staff and introducing proven customer marketing tools. Whereas prior to 1993 the Company utilized a single design staff for all of its product design requirements, the Company's product design and development organization is now comprised of teams that focus on each of the Company's primary product markets. Each team has its own artistic and design staff to develop new ideas specifically for its respective market. Management believes that this organizational structure provides the Company greater flexibility and allows it to introduce products more quickly and with a greater success rate.

    The Company's design staff continuously strives toward product innovation. Consumer preference testing drives the product offerings and defines the look for the brand, while a few showpieces are developed each season to add variety and interest. Generally, graphics and prints are used to provide originality and depth. A sophisticated graphic computer network enhances artistic talent.

    Due to the importance of graphics and prints, the Company devotes particular effort to consumer preference testing for colors, prints, art and silhouettes. Each year, more than 1,000 different prints are consumer-tested, of which 40% are eventually used. As part of the Company's extensive testing program, more than 10,000 potential consumers are surveyed in the Company's outlet stores as well as in geographically-diverse malls. While testing of new prints is an important aspect of consumer research, layette prints, for example, are changed, on average, once every two years. Prints in "basic" items are tested quarterly by consumers as well as constantly monitored through sales data. Consumer preference tests are also conducted on sizing and functionality for new product introductions.

    After consumer preference testing of a fabric or product occurs and internal review committees approve selections, retailers are often shown a color drawing in "board form" to register their reactions. Finally, product development teams from the Company's merchandising department coordinate plans with the managers from manufacturing to ensure cost-effective execution and quality of the proposed item.

DISTRIBUTION AND SALES

    The Company sells its products to wholesale accounts and through the Company's retail outlet stores. In fiscal 1996, sales through the wholesale channel accounted for 59.4% of total sales, while the retail channel accounted for 40.6% of total sales.

WHOLESALE OPERATIONS

    In fiscal 1996, more than 90% of the Company's wholesale business was generated from department and specialty stores. The Company sells its products in the United States to approximately 300 wholesale accounts with an estimated 4,600 store fronts through a network of 35 sales professionals. Sales professionals work with each account in his/her jurisdiction to establish annual plans for "basics" (primarily layette and certain baby apparel) within the CARTER'S line, as well as all products in the CARTER'S CLASSICS and BABY DIOR lines. Once an annual plan has been established with an account, Carter's places the account on its semi-monthly automatic reorder plan for "basics." Management intends to increase the number of accounts on this program to help better manage inventories, control costs and increase sales. Automatic reorder allows the Company to plan its manufacturing further in advance and benefits both the Company and its wholesale customers by maximizing customers' in-stock positions, thereby maximizing sales and profitability. Currently, Carter's non-basics sleepwear and playwear are planned and ordered seasonally as new products are introduced.

    Since 1994 the Company has introduced its store-in-store concept to certain locations of several of its major wholesale customers, including Macy's, Bloomingdale's, Burdine's, Rich's and JCPenney, in which the Company creates a Carter's-brand shop within its wholesale customers' children's apparel departments. Sales performance at these sites has been strong, prompting Carter's to roll this program out to more of its wholesale customers' locations. The store-in-store shops have resulted in higher productivity and profitability to both the Company and its wholesale customers by providing the Company with dedicated selling space, superior and consistent brand presentation and greater control of product mix, including the ability to dedicate more selling space to playwear.

RETAIL OPERATIONS

    The Company operates 135 retail outlet stores nationwide averaging 5,300 square feet, making it the fifteenth largest retail outlet store operator as measured by number of stores. These stores sell all of CARTER'S products, as well as accessories and certain items purchased from outside manufacturers which are sold under the CARTER'S brand name. The product mix in the Company's retail stores differs from that of its wholesale operations, with a greater amount of playwear sold (approximately 53.6% of fiscal 1996 retail sales). Management believes that strong consumer acceptance of its playwear products in its retail outlet stores is an indication of significant opportunities to improve playwear sales through the wholesale channel as more selling space in this channel becomes dedicated to its playwear offerings.

    Although total retail sales increased at a compound annual rate of 5.7% from fiscal 1993 through fiscal 1996 (due to new store openings), comparable store sales have declined since 1993. In an effort to stem declining same store sales, improve profitability and better leverage the CARTER'S brand name, management has recently integrated the retail division with the wholesale division under the same marketing leadership and upgraded management and retailing skills at the corporate, regional and store levels. To improve the value, quality and convenience of products offered in the Company's retail outlet stores, management has: (i) enhanced the CARTER'S CLASSICS offerings; (ii) shifted the product mix more toward sleepwear, baby and core volume products; (iii) reduced the complexity and assortment of products offered; and (iv) further developed the gift business through pre-assembled gift assortments.

    In addition, to make the consumer's shopping experience easier and more convenient, the Company has redesigned its store layout by widening aisles, improving signage and creating distinct product departments, with an increased focus on the Company's core baby products. Since the beginning of the fourth quarter of fiscal 1995, the Company has implemented these new store layouts in 24 of its 135 retail outlet stores (17 of which were new store openings), and expects to have the new store layout implemented in 100 of its stores by the end of 1997. The 17 new stores which have been opened since the beginning of the fourth quarter of fiscal 1995 have had, in recent periods, higher sales per square foot and higher gross margins, and they carry less inventory than the Company's other stores. As leases expire, the Company evaluates a store's current and future prospects and determines whether to continue to operate in that location, to relocate in that market or to cease a store's operations.

MARKETING

    Management's fundamental strategy has been to promote the Company's brand image as the absolute leader in baby apparel products and to consistently provide high quality, attractive products at a strong perceived value to consumers. To this end, management employs a comprehensive four-step marketing strategy which incorporates identifying core products through extensive consumer preference testing; superior brand and product presentation at the consumer point-of-purchase; marketing the brand name through dominant communications; and providing consistent, premium service, including delivering and replenishing products at the right time to fulfill customer and consumer needs. Management believes that the Company has further strengthened its brand image to the consumer through innovative product designs, national print advertising, joint mailers with wholesale customers, meetings between senior account representatives and Carter's executives, trade show participation and store-in-store shops.

    Despite the Company's high brand awareness and substantial sales growth during the last three years, marketing support on the whole remains low with only $1.1 million spent on national advertising in fiscal 1996. Management believes that selective investments in its brand will result in high returns and will help support continued growth.

MANUFACTURING

    The Company is a vertically-integrated manufacturer that knits, dyes, finishes, prints, cuts, sews and embroiders approximately 80% of the product it sells. The Company believes that its vertical integration allows it to maintain a competitive cost structure, accelerate speed to market and provide consistent, premium quality. Domestically, the Company currently operates five sewing facilities, as well as one combination distribution and sewing facility, one textile facility, two other stand-alone distribution centers, a cutting facility and an embroidery facility. Internationally, the Company operates two sewing facilities in Costa Rica and one sewing facility in the Dominican Republic.

    Despite the Company's historical operating improvements, management believes significant additional opportunities exist to reduce product costs, shorten cycle times and reduce inventories through the wider use of advanced information systems, the expansion of off-shore production, reductions in SKUs and product complexity and the enhancement of core product offerings. The Company intends to further invest in the expansion of its off-shore sewing production capacity, as sewing is currently the most labor-intensive portion of the Company's production process. The Company established its first off-shore sewing production facility in Costa Rica in 1991. The Company currently operates three off-shore sewing plants which process approximately 40% of the Company's sewing requirements. Management intends to increase its percentage of off-shore sewing to 60% by the end of 1998 and 80% by the end of 2001, which is expected to yield significant incremental cost savings in line with the Company's historical experience.

DEMOGRAPHIC TRENDS

    The total U.S. apparel industry generated more than $150 billion in sales in 1995, of which approximately $23 billion was spent on children's apparel. Of the $23 billion spent on children's apparel, approximately $5.6 billion was spent on baby and toddler apparel, and approximately $5.3 billion was spent on young children's apparel. From 1991 through 1995, sales of baby and toddler apparel grew at a compound annual rate of 6.1% and sales of young children's apparel grew at a compound annual rate of 2.9%.

    Management believes that numerous demographic trends have contributed to a particularly strong baby, toddler and young children's apparel market during the 1990s, including the following:

    - WOMEN HAVING CHILDREN LATER. In 1992, more than 32% of the births which took place in the U.S. were to women over the age of 30, which represents a 52% increase since 1980. Of these births, 25% were first children. Management believes these trends have led to increased spending per child as parents tend to spend more money on their first born child and older parents generally have more disposable income.

    - MORE WOMEN RETURNING TO THE WORKPLACE AFTER HAVING CHILDREN. In 1992, 54% of women returned to work after having a baby, a 58% increase since 1980. Management believes this trend has had a positive effect on sales of children's apparel as dual income families tend to have more discretionary income and greater day care apparel needs.

    - GRANDPARENT BOOM. According to the U.S. Bureau of the Census, people in the U.S. age 45 or older numbered approximately 85.7 million in 1995. The U.S. Bureau of the Census projects this number to increase by approximately 25% to approximately 107.3 million by the year 2005. Management expects that this will result in an increase in the total number of grandparents in the U.S., which is an important demographic segment for children's apparel manufacturers.

    - INCREASED FOCUS ON CHILDREN'S CLOTHING. Management believes that there is an increasing social emphasis on attractive children's apparel, which is resulting in increased spending per child. As a result of this, as well as the other factors discussed above, from 1993 through 1995, when the population of children from ages one to six was increasing at a 0.9% compound annual rate, sales of baby and infant apparel increased at a 4.6% compound annual rate.

    Although total births are expected to remain relatively flat through the end of the 1990s, management believes the aforementioned demographic trends, in addition to other non-population growth factors, will continue to drive increased spending per child for the foreseeable future and will lead to increased sales of children's apparel in the Company's primary markets.

COMPETITION

    The baby and toddler and young children's apparel markets are highly competitive. Competition is generally based upon product quality, brand name recognition, price, selection, service and convenience. Both branded and private label manufacturers compete in the baby and toddler and young children's markets. The Company's primary branded competitors include Health-Tex and Oshkosh B'Gosh, together with Disney licensed products, in playwear and numerous smaller branded companies, as well as Disney licensed products, in sleepwear. Although management believes that the Company does not compete as directly with most private label manufacturers in sleepwear and playwear, certain retailers, including several which are customers of the Company, have significant private label product offerings. The Company does not believe that it has any significant branded competitors in its layette market in which most of the alternative products are offered by private label manufacturers. Because of the highly fragmented nature of the industry, the Company also competes with many small, local manufacturers and retailers. Certain of the Company's competitors have greater financial resources than the Company, have larger customer bases and are less financially leveraged.

REAL PROPERTY

    The Company operates 135 leased retail outlet stores located primarily in outlet centers across the United States, having an average size of 5,300 square feet. The leases have an average term of approximately five years until final expiration with additional five-year renewal options. Domestically, the Company also owns three distribution and five manufacturing facilities in Georgia and Pennsylvania, and has ground leases on three additional manufacturing facilities in Texas and Mississippi. Internationally, the Company leases two sewing facilities in Costa Rica and one in the Dominican Republic.

ENVIRONMENTAL MATTERS

    The Company is subject to certain Environmental Laws. The Company believes that it currently conducts its operations, and in the past has operated its business, in substantial compliance with applicable Environmental Laws. From time to time, operations of the Company have resulted or may result in noncompliance with or liability pursuant to Environmental Laws. In July and August 1996, the Company had Reports conducted by an environmental consultant for 13 facilities. Based on available information, including the Reports, the Company has identified certain non-compliance with Environmental Laws. The Company has also identified certain actions which may be required in the future. However, the Company believes that any existing noncompliance or liability or future requirements under the Environmental Laws would not have a material adverse effect on its results of operations and financial condition.

PATENTS, TRADEMARKS, COPYRIGHTS AND LICENSES

    The Company owns many trademarks and tradenames, including CARTER'S-REGISTERED TRADEMARK-, CARTER'S GROWBODY-REGISTERED TRADEMARK-, CARTER-SET-REGISTERED TRADEMARK-, JAMAKINS-REGISTERED TRADEMARK-, TODAY'S CLASSICS-REGISTERED TRADEMARK- and TYKES-REGISTERED TRADEMARK-, as well as patents and copyrights, most of which are registered in the United States and in 46 foreign countries. The Company licenses the CARTER'S name and many of its trademarks, tradenames and patents to third-party manufacturers to produce and distribute children's apparel and related products such as diaper bags, lamps, socks, strollers, hair accessories, outwear, underwear and shoes. BABY DIOR-REGISTERED TRADEMARK- is a registered trademark sub-licensed to, but not owned by, the Company.

EMPLOYEES

    As of December 28, 1996, the Company had approximately 6,910 employees, 4,422 of which were employed on a full-time basis in the Company's domestic operations, 1,080 of which were employed on a part-time basis in the Company's domestic operations and 1,408 of which were employed on a full-time basis in the Company's foreign operations. None of the Company's employees is unionized. The Company has had no labor-related work stoppages and believes that its labor relations are good.

LEGAL PROCEEDINGS

    From time to time, the Company has been involved in various legal proceedings. Management believes that all of such litigation is routine in nature and incidental to the conduct of its business, and that none of such litigation, if determined adversely to the Company, would have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth the name, age and position of each of the directors and executive officers of the Company. Each director of the Company will hold office until the next annual meeting of shareholders of the Company or until his successor has been elected and qualified. Officers of the Company are elected by the Board of Directors of the Company and serve at the discretion of the Board of Directors.

             NAME                   AGE                             POSITIONS
------------------------------      ---      -------------------------------------------------------
Frederick J. Rowan, II........          57   President, Chief Executive Officer and Chairman of the
                                               Board of Directors.

Joseph Pacifico...............          47   Executive Vice President--Marketing.

Charles E. Whetzel, Jr........          46   Executive Vice President--Manufacturing & Operations.

David A. Brown................          39   Senior Vice President--Business Planning &
                                               Administration and Director.

Jay A. Berman.................          46   Senior Vice President, Chief Financial Officer,
                                               Treasurer and Director.

Christopher J. O'Brien........          38   Director.

Charles J. Philippin..........          46   Director.

Christopher J. Stadler........          32   Director.

    FREDERICK J. ROWAN, II joined the Company in 1992 as President and Chief Executive Officer and became Chairman of the Board of Directors of the Company in October 1996. Prior to joining the Company, Mr. Rowan was Group Vice President of VF Corporation, a multi-division apparel company and, among other positions, served as President and Chief Executive Officer of both the H.D. Lee Company and Bassett-Walker, Inc., divisions of VF Corporation. Mr. Rowan, who has been involved in the textile and apparel industries for 32 years, has been in senior executive positions for nearly 20 of those years. Mr. Rowan began his career at the DuPont Corporation and later joined Aileen Inc., a manufacturer of women's apparel, where he subsequently became President and Chief Operating Officer.

    JOSEPH PACIFICO  joined the Company in 1992 as Executive Vice
President--Sales and Marketing. Mr. Pacifico began his career with VF Corporation in 1981 as a sales representative for the H.D. Lee Company and was promoted ultimately to the position of Vice President of Marketing in 1989, a position he held until 1992.

    CHARLES E. WHETZEL, JR. joined the Company in 1992 as Executive Vice President--Operations. Mr. Whetzel began his career at Aileen Inc. in 1971 in the Quality function and was later promoted to Vice President of Apparel. Following Aileen Inc., Mr. Whetzel held positions of increasing responsibility with Mast Industries, Health-Tex and Wellmade Industries, respectively. In 1988, Mr. Whetzel joined Bassett-Walker, Inc. and was later promoted to Vice President of Manufacturing for the H.D. Lee Company.

    DAVID A. BROWN joined the Company in 1992 as Senior Vice President--Business Planning and Administration and became a director of the Company in October 1996. Prior to 1992, Mr. Brown held various positions at VF Corporation including Vice President--Human Resources for both the H.D. Lee Company and Bassett-Walker, Inc. Mr. Brown also held personnel-focused positions with Blue Bell, Inc. and Milliken & Company earlier in his career.

    JAY A. BERMAN joined the Company in 1988 as Treasurer and was named Chief Financial Officer and Senior Vice President in 1989. Mr. Berman became a director of the Company in October 1996. Prior to joining the Company, Mr. Berman was employed by Warnaco, Inc., where he served in various capacities from 1981 to 1988 including Treasurer and head of Financial Planning. Prior to 1981, Mr. Berman was employed by Coopers & Lybrand and the Connecticut Savings Bank.

    CHRISTOPHER J. O'BRIEN became a director of the Company in October 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly owned subsidiaries since December 1993. Prior to joining Investcorp, Mr. O'Brien was a Managing Director of Mancuso & Company for four years. Mr. O'Brien is a director of Simmons Holdings, Inc., Star Markets Holdings, Inc., Prime Service, Inc. and CSK Auto, Inc.

    CHARLES J. PHILIPPIN became a director of the Company in October 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly owned subsidiaries since July 1994. Prior to joining Investcorp, Mr. Philippin was a partner of Coopers & Lybrand L.L.P. Mr. Philippin is a director of Saks Holdings, Inc., Prime Service, Inc. and CSK Auto, Inc.

    CHRISTOPHER J. STADLER became a director of the Company in October 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly owned subsidiaries since April 1996. Prior to joining Investcorp, Mr. Stadler was a Director with CS First Boston Corporation. Mr. Stadler is a director of Prime Service, Inc. and CSK Auto, Inc.

DIRECTOR COMPENSATION

    The Company pays no additional remuneration to its employees or to executives of Investcorp for serving as directors. See "--Executive Compensation." There are no family relationships among any of the directors or executive officers.

EXECUTIVE COMPENSATION

    The following table sets forth all cash compensation earned in fiscal 1996 by the Company's Chief Executive Officer and each of the other four most highly compensated executive officers whose remuneration exceeded $100,000. The current compensation arrangements for each of these officers are described in "Employment Arrangements" below.

                           SUMMARY COMPENSATION TABLE

                                                                                             OTHER ANNUAL
                                                                      SALARY     BONUS (A)   COMPENSATION(B)
              NAME AND PRINCIPAL POSITION                   YEAR        ($)         ($)           ($)
--------------------------------------------------------  ---------  ---------  -----------  -------------
Frederick J. Rowan, II .................................       1996    475,200     469,300      6,007,875
  President, Chief Executive Officer
  and Chairman of the Board of Directors

Joseph Pacifico ........................................       1996    315,000     202,100      1,418,172
  Executive Vice President--Marketing

Charles E. Whetzel, Jr. ................................       1996    208,000     169,000      1,421,962
  Executive Vice President--Manufacturing & Operations

David A. Brown .........................................       1996    197,000     126,400      1,416,526
  Senior Vice President--Business Planning &
  Administration and Director

Jay A. Berman ..........................................       1996    177,000      67,300      1,420,446
  Senior Vice President, Chief Financial Officer,
  Treasurer and Director

------------

(a) Earned in 1996 but paid in 1997.

(b) Includes Management Equity Participation Plan and Long-Term Incentive Plan distributions, Holdings' Class C Stock compensation, supplemental retirement plan benefits, automobile allowances, insurance premiums, and medical cost reimbursement.

EMPLOYMENT ARRANGEMENTS

    Frederick J. Rowan, II, President and Chief Executive Officer, and the Company entered into a three-year employment agreement as of October 30, 1996, which automatically extends annually for successive one-year terms, subject to termination upon notice. Pursuant to such agreement, Mr. Rowan is entitled to receive (i) a base salary, currently $475,200 per year (subject to annual cost of living adjustments and any increases approved by the Board of Directors),
(ii) annual cash bonuses based upon a bonus plan to be determined each year by the Board of Directors in conjunction with the Company's achievement of targeted performance levels as defined in the plan and (iii) certain specified fringe benefits, including a retirement trust. If Mr. Rowan's employment with the Company is terminated without cause (as defined), he will continue to receive his then current salary for the remainder of the employment term and the Company will maintain certain fringe benefits on his behalf until either the expiration of the remainder of the employment term or his 65th birthday. Mr. Rowan has agreed not to compete with the Company for the two-year period following the end of his employment with the Company, unless he is terminated without cause, in which case the duration of such period is one year.

    Joseph Pacifico, Charles E. Whetzel, Jr., David A. Brown and Jay A. Berman (each, an "Executive") entered into two-year employment agreements with the Company as of October 30, 1996, which automatically extend annually for successive one-year terms, subject to termination upon notice. Pursuant to such agreements, Messrs. Pacifico, Whetzel, Brown and Berman are entitled to receive
(i) a base salary, currently $315,000, $208,000, $197,000 and $177,000, respectively (subject to annual cost of living adjustments and any increases approved by the Board of Directors), (ii) annual cash bonuses based upon a bonus plan to be determined each year by the Board of Directors and (iii) certain specified fringe benefits. If an Executive's employment with the Company is terminated without cause (as defined), he will continue to receive his then current salary for the remainder of the employment term and the Company will maintain certain fringe benefits on his behalf until either the expiration of the remainder of the employment term or his 65th birthday. Each Executive has agreed not to compete with the Company for a one-year period following the end of his employment with the Company, unless he is terminated without cause, in which case the duration of such period is six months. All executive officers are eligible to participate in the Company's Annual Cash Bonus Plan, payments under which are based upon the Company's achievement of targeted performance levels as determined by the Board of Directors.

MANAGEMENT STOCK INCENTIVE PLAN

    Upon the consummation of the Acquisition, Holdings adopted a Management Stock Incentive Plan (the "Plan"), in order to provide incentives to employees and directors of Holdings and the Company by granting them awards tied to the Class C Stock of Holdings. The Plan is administered by a committee of the Board of Directors of Holdings (the "Compensation Committee"), which has broad authority to administer and interpret the Plan. Awards to employees are not restricted to any specified form or structure and may include, without limitation, restricted stock, stock options, deferred stock or stock appreciation rights (collectively, "Awards"). Options granted under the Plan may be options intended to qualify as incentive stock options under Section 422 of the Code or options not intended to so qualify. An Award granted under the Plan to an employee may include a provision terminating the Award upon termination of employment under certain circumstances or accelerating the receipt of benefits upon the occurrence of specified events, including, at the discretion of the Compensation Committee, any change of control of the Company.

    In connection with the Acquisition, Holdings granted options to purchase up to 75,268 shares of its Class C Stock to certain members of the Company's senior management, other officers and employees of the Company. The exercise price of each such option is $60.00 per share, which is the same price per share paid by existing holders of Class C Stock of Holdings to acquire such Class C Stock. The exercise price of each option granted in the future will be equal to the fair market value of the Company's common stock at the time of the grant. Each option will be subject to certain vesting provisions. To the extent not earlier vested or terminated, all options will vest on the tenth anniversary of the date of grant and will expire 30 days thereafter if not exercised.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 13 of Chapter 156B of the Massachusetts Business Corporation Law (the "MBCL") authorizes a Massachusetts corporation to include a provision in its articles of organization limiting or eliminating the personal liability of its directors to the corporation and its shareholders for monetary damages for breach of the directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by such provision, directors are accountable to corporations and their shareholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Although Section 13 of Chapter 156B of the MBCL does not change a director's duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Company's Articles of Organization and Bylaws include provisions which limit or eliminate the personal liability of its directors to the fullest extent permitted by Section 13 of

Chapter 156B of the MBCL. Consequently, a director or officer will not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for (i) any breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases, redemptions, loans or other distributions and (iv) any transaction from which the director derived an improper personal benefit.

    The Company's Bylaws also provide, in effect, to the fullest extent under the circumstances permitted by Section 67 of Chapter 156B of the MBCL, the Company will indemnify any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or enterprise. The inclusion of these indemnification provisions in the Company's Articles of Organization and Bylaws is intended to enable the Company to attract qualified persons to serve as directors and officers who might otherwise be reluctant to do so. The Company may, in it discretion, similarly indemnify its employees and agents.

    Depending upon the character of the proceeding, the Company may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful. To the extent that a director or officer of the Company has been successful in the defense of any action, suit or proceeding referred to above, the Company would have the right to indemnify him or her against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith.

                         OWNERSHIP OF VOTING SECURITIES

    All of the Company's issued and outstanding capital stock is owned by Holdings. Class D Stock, par value $.01 per share, is the only class of Holdings' stock that currently possesses voting rights. At January 31, 1997, there were 5,000 shares of Holdings' Class D Stock issued and outstanding. Members of the Company's management own 143,490 shares of Class C Stock of Holdings, which stock has no voting rights except in certain limited circumstances. The following table sets forth the beneficial ownership of each class of issued and outstanding securities of Holdings, as of the date hereof, by each director of the Company, each of the executive officers of the Company listed under "Management," the directors and executive officers of the Company as a group and each person who beneficially owns more than 5% of the outstanding shares of any class of voting securities of Holdings.

    CLASS D VOTING STOCK:

                                                                         NUMBER OF    PERCENT OF
NAME                                                                    SHARES (A)    CLASS (A)
----------------------------------------------------------------------  -----------  ------------
INVESTCORP S.A.(b)(c).................................................       5,000        100.0%
SIPCO Limited(d)......................................................       5,000        100.0
CIP Limited(e)(f).....................................................       4,600         92.0
Ballet Limited(e)(f)..................................................         460          9.2
Denary Limited(e)(f)..................................................         460          9.2
Gleam Limited(e)(f)...................................................         460          9.2
Highlands Limited(e)(f)...............................................         460          9.2
Noble Limited(e)(f)...................................................         460          9.2
Outrigger Limited(e)(f)...............................................         460          9.2
Quill Limited(e)(f)...................................................         460          9.2
Radial Limited(e)(f)..................................................         460          9.2
Shoreline Limited(e)(f)...............................................         460          9.2
Zinnia Limited(e)(f)..................................................         460          9.2
INVESTCORP Investment Equity Limited(c)...............................         400          8.0

------------
(a) As used in this table, beneficial ownership means the sole or shared power to vote, or to direct the voting of a security, or the sole or shared power to dispose, or direct the disposition of, a security.

(b) Investcorp does not directly own any stock in Holdings. The number of shares shown as owned by Investcorp includes all of the shares owned by INVESTCORP Investment Equity Limited (see (c) below). Investcorp owns no stock in Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited, Zinnia Limited, or in the beneficial owners of these entities (see
    (f) below). Investcorp may be deemed to share beneficial ownership of the shares of voting stock held by these entities because the entities have entered into revocable management services or similar agreements with an affiliate of Investcorp, pursuant to which each of such entities has granted such affiliate the authority to direct the voting and disposition of the Holdings voting stock owned by such entity for so long as such agreement is in effect. Investcorp is a Luxembourg corporation with its address at 37 rue Notre-Dame, Luxembourg.

(c) INVESTCORP Investment Equity Limited is a Cayman Islands corporation, and a wholly-owned subsidiary of Investcorp, with its address at P.O. Box 1111, West Wind Building, George Town, Grand Cayman, Cayman Islands.

(d) SIPCO Limited may be deemed to control Investcorp through its ownership of a majority of a company's stock that indirectly owns a majority of Investcorp's shares. SIPCO Limited's address is P.O. Box 1111, West Wind Building, George Town, Grand Cayman, Cayman Islands.

(e) CIP ("CIP") owns no stock in Holdings. CIP indirectly owns less than 0.1 % of the stock in each of Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited and Zinnia Limited (see (f) below). CIP may be deemed to share beneficial ownership of the shares of voting stock of Holdings held by such entities because CIP acts as a director of such entities and the ultimate beneficial shareholders of each of those entities have granted to CIP revocable proxies in companies that own those entities' stock. None of the ultimate beneficial owners of such entities beneficially owns individually more than 5% of Holdings' voting stock.

(f) Each of CIP Limited, Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited and Zinnia Limited is a Cayman Islands corporation with its address at P.O. Box 2197, West Wind Building, George Town, Grand Cayman, Cayman Islands.

    CLASS C NON-VOTING STOCK:

                                                                                     NUMBER OF
NAME                                                                                SHARES (A)
----------------------------------------------------------------------------------  -----------
Frederick J. Rowan, II(b).........................................................      56,649
Joseph Pacifico(b)................................................................      15,051
Charles E. Whetzel, Jr.(b)........................................................      15,051
David A. Brown(b).................................................................      15,051
Jay A. Berman(c)..................................................................      15,051
All directors and executive officers of the Company as a group (8 persons)........     116,854

------------
(a) As used in this table, beneficial ownership means the sole or shared power to vote, or to direct the voting of a security, or the sole or shared power to dispose, or direct the disposition of, a security.

(b) The address of each of Messrs. Rowan, Pacifico, Whetzel and Brown is c/o the Company, 1590 Adamson Parkway, Suite 400, Morrow, Georgia 30260.

(c) The address of Mr. Berman is c/o the Company, 1000 Bridgeport Avenue, P.O. Box 879, Shelton, Connecticut 06484.

                              CERTAIN TRANSACTIONS

    Holdings was formed to consummate the Acquisition on behalf of affiliates of Investcorp, management and certain other investors. Financing for the Acquisition was provided in part by $70.9 million of capital provided by affiliates of Investcorp and other investors. In addition, certain employees of the Company exchanged capital stock of the Company with an aggregate value of $9.1 million for non-voting stock of Holdings, representing approximately 15% of the outstanding equity of Holdings.

    In connection with the issuance by Holdings of $20.0 million of senior subordinated debt, Invifin SA ("Invifin"), an affiliate of Investcorp, received a fee of $2.2 million. In connection with the Acquisition, the Company paid Investcorp International Inc. ("International") advisory fees aggregating $2.25 million. Holdings also paid $1.5 million to Invifin in fees in connection with providing a standby commitment for up to $100.0 million to fund the Acquisition. In connection with the closing of the Acquisition, the Company entered into an agreement for management advisory and consulting services (the "Management Agreement") with International pursuant to which the Company agreed to pay International $1.35 million per annum for a five-year term. At the closing of the Acquisition, the Company paid International $4.05 million for the first three years of the term of the Management Agreement in accordance with its terms. Upon the Acquisition, the Company was required to pay the Management Payments in an aggregate amount of $11.3 million to certain members of management.

    In October 1996, the Company made a $1.5 million loan to an officer. The loan has a term of five years, is secured by the officer's stock of Holdings and bears interest at 6.49%, compounded semi-annually. The loan is prepayable with the proceeds of any disposition by the officer of his stock in Holdings.

                               CAPITAL STRUCTURE

SENIOR CREDIT FACILITY

    GENERAL. The Senior Credit Facility, dated as of October 30, 1996, among the Company, the several lenders from time to time parties thereto (collectively, the "Lenders") and The Chase Manhattan Bank, as administrative agent for the Lenders (the "Administrative Agent"), provides for a $100.0 million term and revolving loan credit facility (the "Loans").

    At December 28, 1996, the amount under the revolving credit portion of the Senior Credit Facility that was available to be drawn was approximately $50 million, excluding $4.2 million that was reserved in respect of the Company's obligations under outstanding letters of credit. The remaining availability under the revolving credit facility may be utilized to meet the Company's current working capital requirements, including issuance of stand-by and trade letters of credit. The Company also may utilize the remaining availability under the revolving credit facility to fund acquisitions and capital expenditures.

    The Loans are collateralized by a first priority security interest in substantially all the personal property and certain real property of the Company and a pledge of all the issued and outstanding stock of the Company and its domestic subsidiary, as well as 65% of the issued and outstanding stock of the Company's foreign subsidiaries. Upon the request of the Administrative Agent, any domestic subsidiary of the Company formed in the future that has material assets will also be required to issue a guarantee of the Loans which will be secured by a first priority security interest in substantially all personal property of such subsidiary, and, upon the request of the Administrative Agent, the Company will be required to pledge the issued and outstanding capital stock of such subsidiary owned by the Company or any of its subsidiaries or up to 65% of the issued and outstanding capital stock of any foreign subsidiary owned by the Company or any of its subsidiaries that has material assets to secure indebtedness under the Senior Credit Facility.

    TERM LOANS. The Senior Credit Facility provides for a $50.0 million Tranche B term loan facility. The Tranche B term loans have a final scheduled maturity date of October 31, 2003. The principal amounts of the Tranche B term loans are required to be repaid in 14 consecutive semi-annual installments totaling $1.0 million in each of fiscal years 1997 through 2000, $6.0 million in fiscal year 2001, $15.0 million in fiscal year 2002 and $25.0 million in fiscal year 2003. In November 1996, the term loan was reduced by $5.0 million with proceeds from the issuance of the Old Notes. The future scheduled payments under the Senior Credit Facility will be reduced ratably for this payment.

    REVOLVING CREDIT FACILITY. The Senior Credit Facility provides for a $50.0 million revolving credit facility. The revolving credit facility will expire on the earlier of (a) October 31, 2001 and (b) such other date as the revolving credit commitments thereunder shall terminate in accordance with the terms of the Senior Credit Facility.

    INTEREST RATES. Borrowings under the Senior Credit Facility accrue interest at either the Alternate Base Rate (the "Alternate Base Rate") or an adjusted Eurodollar Rate (the "Eurodollar Rate"), at the option of the Company, plus the applicable interest margin. The Alternate Base Rate at any time is determined to be the highest of (i) the Federal Effective Funds Rate plus 1/2 of 1% per annum,
(ii) the Base CD Rate plus 1% per annum and (iii) The Chase Manhattan Bank's Prime Rate. The applicable interest margin with respect to loans made under the revolving credit facility is 2.50% per annum with respect to loans that accrue interest at the Eurodollar Rate and 1.50% per annum for loans that accrue interest at the Alternate Base Rate. The applicable interest margin with respect to Tranche B term loans is 3.00% per annum for loans that accrue interest at the Eurodollar Rate and 2.00% per annum for loans that accrue interest at the Alternate Base Rate.

    MANDATORY AND OPTIONAL PREPAYMENTS. The Senior Credit Facility requires that upon a public offering by the Company, Holdings or any subsidiary of the Company of its common or other voting stock, 50% of the net proceeds from such offering (only after the redemption or repurchase or cancellation of the Preferred Stock and the redemption of up to 35% of the Notes) is required to be applied toward the prepayment of indebtedness under the Senior Credit Facility. Upon the incurrence of any additional indebtedness (other than indebtedness permitted under the Senior Credit Facility), or upon the receipt of proceeds from certain asset sales and exchanges, 100% of the net proceeds from such incurrence, sale or exchange is required to be so applied. In addition, the Senior Credit Facility requires that either 75% or 50% (depending on certain circumstances) of Excess Cash Flow (as defined in the Senior Credit Facility) is required to be applied toward the prepayment of indebtedness under the Senior Credit Facility. Such prepayments are required to be applied first to the prepayment of the term loans and, second, to reduce permanently the revolving credit commitments. Subject to certain conditions, the Company may, from time to time, make optional prepayments of Loans without premium or penalty.

    COVENANTS. The Senior Credit Facility imposes certain covenants and other requirements on the Company and its subsidiaries. In general, the affirmative covenants provide for mandatory reporting by the Company of financial and other information to the Lenders and notice by the Company to the Lenders upon the occurrence of certain events. The affirmative covenants also include standard operating covenants requiring the Company to operate its business in an orderly manner consistent with past practice.

    The Senior Credit Facility also contains certain negative covenants and restrictions on actions by the Company and its subsidiaries that, among other things, restrict: (i) the incurrence and existence of indebtedness, (ii) consolidations, mergers and sales of assets; (iii) the incurrence and existence of liens or other encumbrances; (iv) the incurrence and existence of contingent obligations; (v) the payment of dividends and repurchases of common stock; (vi) prepayments and amendments of certain subordinated debt instruments (including the Notes and the Indenture) and equity; (vii) investments, loans and advances;
(viii) capital expenditures; (ix) changes in fiscal year; (x) certain transactions with affiliates; and (xi) changes in lines of business. In addition, the Senior Credit Facility requires that the Company comply with specified financial ratios and tests, including minimum cash flow, a maximum ratio of indebtedness to cash flow and a minimum interest coverage ratio.

    EVENTS OF DEFAULT. The Senior Credit Facility specifies certain customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties in any material respect, cross default and cross-acceleration to certain other indebtedness and agreements, bankruptcy and insolvency events, material judgments and liabilities, change of control, unenforceability of certain documents under the Senior Credit Facility and any amendment or other modification of the Subordinated Loan Facility or the Notes made without all required written consents in accordance with the terms of the Senior Credit Facility. If certain bankruptcy and insolvency events of default occur, then all amounts owing under the Senior Credit Facility become immediately due and payable. If any other event of default occurs, and so long as such event of default continues, the Administrative Agent may, with the consent of, or shall upon the request of, a majority of the Lenders, declare all amounts owing under the Senior Credit Facility to be due and payable.

    FEES AND EXPENSES. The Company is required to pay to the Administrative Agent an agent's fee in an amount agreed between the Company and the Administrative Agent.

    The description of the Senior Credit Facility set forth above does not purport to be complete and is qualified in its entirety by reference to the Senior Credit Facility, which is available upon request from the Company.

PREFERRED STOCK

    The Company is authorized to issue 5,000 shares of preferred stock, par value $.01 per share. At January 31, 1997, there were 5,000 shares of Preferred Stock outstanding, all of which were held by Holdings.

    Dividends on the Preferred Stock accrue at a rate of 12% per annum. Dividends are cumulative and are payable when and as declared by the Board of Directors of the Company, out of assets legally available therefor, on May 1 and November 1 of each year, commencing on May 1, 1997. To the extent that dividends are accrued, but have not been declared and paid, such undeclared and unpaid dividends will accrue additional dividends from the date upon which such dividends accrued until the date upon which they are paid at the rate of 14% per annum.

    The shares of Preferred Stock are redeemable at the option of the Company at a redemption price of $4,000 per share plus accrued and unpaid dividends thereon to the date fixed for redemption. If permitted under the Senior Credit Facility and the Indenture, the shares of Preferred Stock may be redeemed in whole, or in not more than two partial redemptions, provided that in the first of such two partial redemptions not less than 50% of the number of shares of Preferred Stock then outstanding shall be redeemed, and that in the second of such two partial redemptions all of the shares of Preferred Stock then outstanding shall be redeemed. On December 15, 2007, the Company is required to redeem all outstanding shares of Preferred Stock at a redemption price of $4,000 per share plus accrued and unpaid dividends thereon to the date fixed for redemption. All outstanding shares of Preferred Stock are pledged to secure the Company's obligations under the Senior Credit Facility.

    The shares of Preferred Stock have no voting rights, other than as provided by Massachusetts law. However, the consent of holders of at least a majority of all of the shares of Preferred Stock is necessary for authorizing, effecting or validating the amendment, alteration or repeal of any of the provisions of the Articles of Organization of the Company or of any amendatory statement thereto (including any statement with respect to shares or any similar document relating to any series of Preferred Stock) so as to affect materially and adversely the rights, preferences, privileges or voting power of shares of the Preferred Stock.

    In the event of any involuntary or voluntary liquidation, dissolution or winding-up of the affairs of the Company, the holders of the Preferred Stock are entitled to receive out of the assets of the Company available for distribution to shareholders, before any payment or distribution shall be made on any common stock or on any other class of stock ranking junior to the Preferred Stock upon liquidation, the amount of $4,000 per share, plus a sum equal to all dividends on such shares accrued and unpaid thereon to the date of final distribution.

COMMON STOCK

    The authorized common stock of the Company consists of 1,000 shares of common stock, par value $.01 per share ("Common Stock"). At January 31, 1997, there were 1,000 shares of Common Stock issued and outstanding, all of which are held of record by Holdings. All outstanding shares of Common Stock are pledged to secure the Company's obligations under the Senior Credit Facility. Each share of Common Stock entitles the holder thereof to one vote on all matters to be voted on by shareholders of the Company. Pursuant to the restrictions contained in the Senior Credit Facility and the Indenture, the Company is not expected to be able to pay dividends on its Common Stock for the foreseeable future, other than certain limited dividends permitted by the Senior Credit Facility and the Indenture. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the Common Stock are entitled to share in the remaining assets of the Company after payment of all liabilities (including payments required to be made to holders of the Notes) and after satisfaction of all liquidation preferences payable to the holders of all shares of stock ranking senior to the Common Stock in respect of any distribution upon the liquidation, dissolution or winding-up of the Company. The Common Stock has no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of the Common Stock are fully paid and non-assessable.

                              DESCRIPTION OF NOTES

GENERAL

    The New Notes are to be issued under an Indenture, dated as of November 25, 1996 (the "Indenture"), between the Company and State Street Bank and Trust Company, as Trustee (the "Trustee"), a copy of which is available upon request to the Company.

    The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended ("TIA"). Capitalized terms used herein and not otherwise defined have the meanings set forth in "--Certain Definitions."

    Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York (which initially shall be the corporate trust office of the Trustee's agent, at State Street Bank and Trust Company N.A., 61 Broadway, Concourse Level, Corporate Trust Window, New York, New York 10006), except that, at the option of the Company, payment of interest may be made by check mailed to the addresses of the Holders as such addresses appear in the Note Register.

    The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

TERMS OF THE NOTES

    The Notes will be unsecured senior subordinated obligations of the Company, limited to $100.0 million aggregate principal amount, and will mature on December 1, 2006. Each Note will bear interest at a rate per annum shown on the front cover of this Prospectus from November 25, 1996, or from the most recent date to which interest has been paid or provided for, payable semiannually to Holders at the close of business on the May 15 or November 15 immediately preceding the interest payment date on June 1 and December 1 of each year, commencing June 1, 1997.

OPTIONAL REDEMPTION

    Except as set forth below, the Notes will not be redeemable at the option of the Company prior to December 1, 2001. On and after such date, the Notes will be redeemable, at the Company's option, in whole or in part, at any time upon not less than 30 nor more than 60 days prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued interest to the Redemption Date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date):

    If redeemed during the 12-month period commencing on December 1 of the years set forth below:

                                                                                 REDEMPTION
PERIOD                                                                              PRICE
-------------------------------------------------------------------------------  -----------
2001...........................................................................     105.188%
2002...........................................................................     103.458%
2003...........................................................................     101.729%
2004 and thereafter............................................................     100.000%

    In addition, at any time and from time to time on or prior to December 1, 1999, the Company may redeem in the aggregate up to 35% of the original aggregate principal amount of Notes with the proceeds of one or more Public Equity Offerings by Holdings (so long as substantially all its assets consist of its investment in the Company) or the Company following which there is a Public Market, at a redemption price (expressed as a percentage of principal amount) of 110.375% plus accrued interest to the Redemption Date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date); PROVIDED, HOWEVER, that at least 65% of the aggregate principal amount of the Notes originally issued must remain outstanding after each such redemption.

    At any time on or prior to December 1, 2001, the Notes may also be redeemed as a whole but not in part at the option of the Company upon the occurrence of a Change of Control, upon not less than 30 nor more than 60 days' prior notice (but in no event more than 90 days after the occurrence of such Change of Control) mailed by first-class mail to each Holder's registered address, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to, the Redemption Date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date).

    "Applicable Premium" means, with respect to a Note at any Redemption Date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such time of (1) the redemption price of such Note at December 1, 2001 (such redemption price being described under "-- Optional Redemption") plus (2) all required interest payments (excluding accrued but unpaid interest) due on such Note through December 1, 2001, computed using a discount rate equal to the Treasury Rate plus 100 basis points, over (B) the principal amount of such Note.

    "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15(519) which has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the Redemption Date to December 1, 2001, PROVIDED, HOWEVER, that if the period from the Redemption Date to December 1, 2001 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to December 1, 2001 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

SELECTION

    In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a PRO RATA basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, provided that no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

RANKING

    The payment of the principal of, premium (if any) and interest on the Notes is subordinated in right of payment, as set forth in the Indenture, to the payment when due of all Senior Indebtedness of the Company. However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "Defeasance" below is not subordinated to any Senior Indebtedness or subject to the restrictions described herein. At December 28, 1996, the outstanding Senior Indebtedness of the Company was $45.0 million. Although the Indenture contains limitations on the amount of additional

Indebtedness which the Company may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "--Certain Covenants--Limitation on Indebtedness" below.

    "Senior Indebtedness" whether outstanding on the date of the Indenture or thereafter issued, is defined as: (i) all obligations consisting of the Bank Indebtedness; (ii) all obligations consisting of the principal of and premium, if any, and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company regardless of whether post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of the Company for money borrowed and
(B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Company is responsible or liable; (iii) all Capitalized Lease Obligations of the Company; (iv) all obligations of the Company (A) for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (B) under Hedging Obligations entered into in respect of any obligations described in clauses (i), (ii) and
(iii) or (C) the deferred purchase price of newly acquired property, or the price of construction or improvement of any property, in each case used in the ordinary course of business of the Company and its Subsidiaries, whether such indebtedness is owed to the seller or Person carrying out such construction or improvement or to any third party; (v) all obligations of other persons of the type referred to in clauses (ii), (iii) and (iv) and all dividends of other persons for the payment of which, in either case, the Company is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including Guarantees of such obligations and dividends; and (vi) all obligations of the Company consisting of modifications, renewals, extensions, replacements and refundings of any obligations described in clauses (i), (ii), (iii), (iv) or
(v); unless, in each case in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Notes; PROVIDED, HOWEVER, that Senior Indebtedness will not include (1) any obligation of the Company to any Subsidiary, (2) any liability for Federal, state, local or other taxes owed or owing by the Company, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness, Guarantee or obligation of the Company that is subordinate or junior to any other Indebtedness, Guarantee or obligation of the Company or (5) any Indebtedness that is incurred in violation of the Indenture. If any Designated Senior Indebtedness is disallowed, avoided or subordinated pursuant to the provisions of Section 548 of Title 11 of the United States Code or any applicable state fraudulent conveyance law, such Designated Senior Indebtedness nevertheless will constitute Senior Indebtedness.

    Only Indebtedness of the Company that is Senior Indebtedness will rank senior to the Notes in accordance with the provisions of the Indenture. The Notes will in all respects rank PARI PASSU with all Indebtedness of the Company other than Senior Indebtedness or Subordinated Obligations. The Company has agreed in the Indenture that it will not incur, directly or indirectly, any Indebtedness which is subordinate or junior in right of payment to Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. Unsecured Indebtedness is not deemed to be subordinate or junior to secured Indebtedness merely because it is unsecured.

    The Company may not pay principal of, premium (if any) or interest on, the Notes or make any deposit pursuant to the provisions described under "Defeasance" below and may not otherwise purchase or retire any Notes (collectively, "pay the Notes") if (i) any Senior Indebtedness is not paid as and when due or (ii) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Senior Indebtedness has been paid in full. However, the Company may pay the Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of the Designated Senior Indebtedness with respect to which either of the events set forth in clause (i) or (ii) of the immediately preceding

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sentence has occurred and is continuing. During the continuance of any default
(other than a default described in clause (i) or (ii) of the second preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to the Company) of written notice (a "Blockage Notice") of such default from the Representative of the Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice, (ii) because the default giving rise to such Blockage Notice is no longer continuing or (iii) because such Designated Senior Indebtedness has been repaid in full). Notwithstanding the provisions described in the immediately preceding sentence, unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, the Company may resume payments on the Notes after the end of such payment Blockage Period. Not more than one Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period. However, if any Blockage Notice within such 360-day period is given by or on behalf of any holders of Designated Senior Indebtedness (other than the Bank Indebtedness), the Representative of the Bank Indebtedness may give another Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any consecutive 360-day period.

    Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution, whether voluntary or involuntary, or any reorganization, bankruptcy or receivership of or similar proceeding relating to the Company or its property, or any assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company, the holders of Senior Indebtedness will be entitled to receive payment in full of the Senior Indebtedness before the Noteholders are entitled to receive any payment and until the Senior Indebtedness is paid in full, any payment or distribution to which Noteholders would be entitled, but for the subordination provisions of the Indenture, will be made to holders of the Senior Indebtedness as their interest may appear. If a distribution is made to Noteholders that, due to the subordination provisions, should not have been made to them, such Noteholders are required to hold it in trust for the holders of Senior Indebtedness and promptly pay it over to them as their interests may appear.

    If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of the Designated Senior Indebtedness or the Representative of such holders of the acceleration. The Company may not pay the Notes until five Business Days after such holders or the Representative of the Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

    By reason of such subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Noteholders, and creditors of the Company who are not holders of Senior Indebtedness or of Senior Subordinated Indebtedness (including the Notes) may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of Senior Subordinated Indebtedness (including the Notes).

CHANGE OF CONTROL

    Upon the occurrence of any of the following events (each a "Change of Control"), each Holder will have the right to require the Company to repurchase all or any part of such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date):

        (i) prior to the first public offering of Voting Stock of the Company or Holdings, as the case may be, the Permitted Holders cease to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange
    Act), directly or indirectly, of majority voting power of the Voting Stock of Holdings or Holdings shall cease to own 100% of the issued and outstanding Voting Stock of the Company, whether as a result of issuance of securities of the Company or Holdings, as the case may be, any merger, consolidation, liquidation or dissolution of the Company or Holdings, as the case may be, any direct or indirect transfer of securities by any Permitted Holder or otherwise (for purposes of this clause (i) and clause (ii) below, the Permitted Holders will be deemed to beneficially own any Voting Stock of a corporation (the "specified corporation") held by any other corporation (the "parent corporation") so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, a majority of the Voting Stock of the parent corporation);

        (ii) following the first public offering of Voting Stock of the Company or Holdings, as the case may be, any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause
    (i) above, except that a person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total voting power of the Voting Stock of the Company or Holdings, as the case may be; provided that Permitted Holders beneficially own (as defined in clause (i) above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company or Holdings, as the case may be, than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of the Company or Holdings, as the case may be (for purposes of this clause (ii), such other person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation, if such other person "beneficially owns" (as defined in this clause (ii)), directly or indirectly, more than 40% of the voting power of the Voting Stock of such parent corporation and the Permitted Holders "beneficially own" (as defined in clause (i) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation); or

       (iii) following the first public offering of Voting Stock of the Company or Holdings, as the case may be, (a) any person (other than Investcorp, its Affiliates and members of the Management Group, or their designated board members) nominates one or more individuals for election to the board of directors of the Company or Holdings, as the case may be, and solicits proxies, authorizations or consents in connection therewith and (b) as a result, such number of nominees elected to serve on the board of directors represents a majority of the board of directors of the Company or Holdings, as the case may be, following such election.

    In the event that at the time of such Change of Control the terms of the Bank Indebtedness restrict or prohibit the repurchase of Notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, the Company shall (i) repay in full all Bank Indebtedness or offer to repay in full all Bank Indebtedness and repay the Bank Indebtedness of each lender who has accepted such offer or (ii) obtain the requisite consent under the agreements governing the Bank Indebtedness to permit the repurchase of the Notes as provided for in the immediately following paragraph, unless notice of redemption of all of the Notes has been given pursuant to the fourth paragraph of "Optional Redemption" above and such redemption is permitted by the terms of the Bank Indebtedness (or the requisite number of lenders thereof has consented thereto).

    Within 30 days following any Change of Control, unless notice of redemption of the Notes has then been given pursuant to the fourth paragraph of "Optional Redemption" above, the Company shall mail a notice to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts and financial information regarding such Change of Control; (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed and not more than 90 days after the Change of Control); and (4) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Notes purchased.

    The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this paragraph by virtue thereof.

    The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings.

    The occurrence of certain of the events that would constitute a Change of Control would constitute a default under the Senior Credit Facility. Future Senior Indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control or require such Senior Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such Senior Indebtedness, even if the Change of Control itself does not. Finally, the Company's ability to pay cash to the Holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

SINKING FUND

    There will be no mandatory sinking fund for the Notes.

CERTAIN COVENANTS

    The Indenture contains covenants including, among others, the following:

    LIMITATION ON INDEBTEDNESS. (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness; PROVIDED, HOWEVER, that the Company may Incur Indebtedness if on the date thereof the Consolidated Coverage Ratio would be greater than 2.00:1.00, if such Indebtedness is incurred on or prior to September 30, 1998; and 2.25:1.00 if such Indebtedness is Incurred thereafter.

    (b) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may incur the following Indebtedness: (i) Indebtedness under the Senior Credit Facility (as the same may be amended from time to time) and any Refinancing Indebtedness with respect thereto in each case in an aggregate principal amount that, when added to all other Indebtedness Incurred pursuant to this clause (i) and then outstanding, shall not exceed $100.0 million less the sum of all repayments thereon made with the Net Cash Proceeds from Asset Dispositions (to the extent, in the case of repayment of revolving credit Indebtedness, that the corresponding commitments have been permanently reduced); PROVIDED, HOWEVER, that any Refinancing Indebtedness with respect to Indebtedness Incurred pursuant to this clause (i) shall not be subject to the limitations contained in clauses (i) and (ii) of the definition of Refinancing Indebtedness set forth in "--Certain Definitions" below; (ii) Indebtedness (A) of the Company to any Restricted Subsidiary, (B) of any Restricted Subsidiary to the Company or any other Restricted Subsidiary;
(iii) Indebtedness represented by the Notes, any Indebtedness (other than the Indebtedness described in clauses (i) and (ii) above) outstanding on the date of the Indenture and any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (iii) or paragraph (a); (iv) Indebtedness of the Company and its Restricted Subsidiaries in respect of (A) industrial revenue bonds or other similar governmental and municipal bonds and (B) the deferred purchase price of newly acquired property of the Company and its Restricted Subsidiaries, or the price of construction or improvement of any property of the Company or its Subsidiaries, in each case used in the ordinary course of business of the Company and its Subsidiaries, including Capitalized Lease Obligations, whether such Indebtedness is owed to the seller or Person carrying out such construction or improvement or to any third party (PROVIDED such financing is entered into within 180 days of the acquisition or the conclusion of such construction or improvement of such property) in an amount (based on the remaining balance of the obligations therefor on the books of the Company and its Restricted Subsidiaries) which in the case of the preceding clauses (A) and (B) shall not exceed $12.0 million in the aggregate at any time outstanding; (v) Indebtedness of the Company or any of its Restricted Subsidiaries (which may comprise Bank Indebtedness) in an aggregate principal amount at any time outstanding not in excess of $15.0 million; (vi) Indebtedness in an aggregate principal amount at any time outstanding not in excess of $5.0 million in respect of letters of credit (other than letters of credit issued under the Senior Credit Facility); (vii) (A) Indebtedness assumed in connection with acquisitions permitted under the Senior Credit Facility or any Refinancing Indebtedness in respect thereof (so long as such Indebtedness was not incurred in anticipation of such acquisitions), (B) Indebtedness of newly acquired Subsidiaries acquired in such acquisitions (so long as such Indebtedness was not incurred in anticipation of such acquisitions) and (C) Indebtedness owed to the seller in any acquisition permitted under the Senior Credit Facility or any Refinancing Indebtedness in respect thereof constituting part of the purchase price thereof, all in an aggregate principal amount at any time outstanding not in excess of $5.0 million; (viii) Indebtedness represented by the Note Guarantees and Guarantees of Indebtedness Incurred pursuant to clause (i), (iv) or (v) above; (ix) Indebtedness incurred in connection with the repurchase of shares of the Capital Stock of the Company or Holdings as permitted by paragraph
(b)(vi)(C) of the covenant described under "--Limitation on Restricted Payments"; (x) Refinancing Indebtedness with respect to Indebtedness permitted pursuant to clauses (iv), (vii) or (ix) of this paragraph (b) (provided that such Refinancing Indebtedness shall be included in determining the aggregate amount of Indebtedness for purposes of the monetary limitations contained in such clauses); and (xi) Hedging Obligations designed to protect the Company or its Subsidiaries from fluctuations in interest or exchange rates.

    (c) Notwithstanding any other provision of this covenant, the Company will not incur any Indebtedness (i) pursuant to paragraph (b) if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Obligations unless such Indebtedness shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations or (ii) pursuant to paragraph (a) or (b) if such Indebtedness is subordinate or junior in right of payment to any Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness.

    LIMITATION ON RESTRICTED PAYMENTS. (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company) except dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and except dividends or distributions payable to the Company or another Restricted Subsidiary (and, if such Restricted Subsidiary is not wholly owned, to its other shareholders on a PRO RATA basis),
(ii) repurchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any Restricted Subsidiary held by Persons other than the Company or another Restricted Subsidiary, (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition), or (iv) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement, payment or Investment being herein referred to as a "Restricted Payment") if at the time the Company or such Restricted Subsidiary makes such Restricted Payment: (1) a Default shall have occurred and be continuing (or would result therefrom); (2) the Company could not Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of the covenant described under "--Limitation on Indebtedness"; or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to the Issue Date would exceed the sum of: (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter during which the Notes are originally issued to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which consolidated income statements of the Company are available (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); (B) the aggregate Net Cash Proceeds received by the Company from capital contribution by Holding with respect to, or the issue or sale of, the Company's Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries); (C) the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary) subsequent to the Issue Date of any Indebtedness of the Company or its Restricted Subsidiaries convertible into or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or other property distributed by the Company or any Restricted Subsidiary upon such conversion or exchange); and (D) without duplication, the sum of (x) the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments, (y) the Net Cash Proceeds received by the Company or any Restricted Subsidiary from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company) and (z) upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary; PROVIDED, HOWEVER, that with respect to all Investments made in any Unrestricted Subsidiary or joint venture the sum of clauses (x), (y) and (z) above with respect to such Investments shall not exceed the aggregate amount of all such Investments made subsequent to the date hereof in such Unrestricted Subsidiary.

    (b) The provisions of the foregoing paragraph shall not prohibit: (i) any purchase or redemption of Capital Stock of the Company or Subordinated Obligations made out of a substantially concurrent capital contribution to, or by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries); PROVIDED, HOWEVER, that (A) such capital contribution, purchase or redemption will be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such capital contribution or sale applied in the manner set forth in this clause (i) will be excluded from clause (3)(B) of paragraph (a);
(ii) any purchase or redemption of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Company that is permitted to be Incurred pursuant to the covenant described under "--Limitation on Indebtedness"; PROVIDED, HOWEVER, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments; (iii) any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under "--Limitation on Sales of Assets and Subsidiary Stock"; PROVIDED, HOWEVER, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments; (iv) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with paragraph (a); PROVIDED, HOWEVER, that such dividend will be included in the calculation of the amount of Restricted Payments; (v) payments by the Company to members of management of the Company under the management incentive and equity participation plans as a result of and upon the Acquisition; PROVIDED, HOWEVER, that such payments shall be excluded in the calculation of the amount of Restricted Payments; (vi) payment of dividends, other distributions or other amounts by the Company for the purposes set forth in clauses (A) through (D) below; PROVIDED, HOWEVER, that such dividend, distribution or amount set forth in clauses (A), (C) and (D) will be included in the calculation of the amount of Restricted Payments for purposes of the preceding paragraph: (A) to Holdings in amounts equal to the amounts required for Holdings to pay franchise taxes and other fees required to maintain its corporate existence and provide for other operating costs of up to $500,000 per fiscal year; (B) to Holdings in amounts equal to amounts required for Holdings to pay Federal, state and local income taxes to the extent such income taxes are attributable to the income of the Company and its Restricted Subsidiaries (and, to the extent of amounts actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries); PROVIDED, HOWEVER, that such dividend or distribution from an Unrestricted Subsidiary shall not be included in the calculation of Consolidated Net Income and any such dividend or distribution to Holdings shall not be included in the amount of Restricted Payments; (C) to Holdings in amounts equal to amounts expended by Holdings to repurchase Capital Stock of Holdings owned by former employees of the Company or its Subsidiaries or their assigns, estates and heirs; PROVIDED, HOWEVER, that the aggregate amount paid, loaned or advanced to Holdings pursuant to this clause (C) shall not, in the aggregate, exceed $2.5 million per fiscal year of the Company, up to a maximum aggregate amount of $7.5 million during the term of the Indenture, plus any amounts contributed by Holdings to the Company as a result of resales of such repurchased shares of Capital Stock; (D) so long as, after giving effect thereto, no Default has occurred and is continuing, on May 1 and November 1 in each year (or, if such day is not a Business Day, on the next succeeding Business Day), the Company may pay cash dividends to Holdings on the Existing Preferred Stock to enable Holdings to pay dividends or interest to the holders of the Holding Securities in respect of the six-month period ended on such day (or accrued deferred interest in respect of any prior period); provided that within 20 days Holdings uses such dividends to pay current or accrued cash interest on the Holding Securities; (vii) payments which would otherwise be Restricted Payments in an aggregate amount not to exceed $2.5 million; PROVIDED, HOWEVER, that such payments shall be included in the calculation of the amount of Restricted Payments; or (viii) after December 1, 1998, Investments in Unrestricted Subsidiaries or joint ventures in an amount not to exceed $2.5 million at any time outstanding; PROVIDED, HOWEVER, that such Investments shall be included in the calculation of the amount of Restricted Payments.

    LIMITATION ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED
SUBSIDIARIES. The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company, except: (1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date of the Indenture; (2) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by the Company or designated as a Restricted Subsidiary (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date; (3) any encumbrance or restriction pursuant to an agreement effecting a refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (1) or (2) of this covenant or this clause (3) or contained in any amendment, supplement or other modification to an agreement referred to in clause (1) or (2) of this covenant or this clause (3); PROVIDED, HOWEVER, that the encumbrances and restrictions contained in any such refinancing agreement or amendment, supplement or other modification are not materially less favorable to the Noteholders than encumbrances and restrictions contained in such agreements; (4) in the case of clause (iii), any encumbrance or restriction (A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restrictions restrict the transfer of the property subject to such security agreements or mortgages; and (5) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition.

    LIMITATION ON SALES OF ASSETS AND SUBSIDIARY STOCK. (a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless (i) the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to fair market value of the shares and assets subject to such Asset Disposition, (ii) at least 80% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash and (iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be): (A) FIRST, to the extent the Company elects (or is required by the terms of any Senior Indebtedness or Indebtedness (other than Preferred Stock) of a Wholly Owned Subsidiary), to prepay, repay or purchase Senior Indebtedness or such Indebtedness (other than Preferred Stock) of a Wholly Owned Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within twelve months after the later of the date of such Asset Disposition or the receipt of such Net Available Cash; (B) SECOND, to the extent of the balance of Net Available Cash after application in accordance with clause
(A), to the extent the Company or such Restricted Subsidiary elects, to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary) within twelve months from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; (C) THIRD, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to purchase Notes pursuant and subject to the conditions of the Indenture to the Noteholders at a purchase price of 100% of the principal amount thereof plus accrued and unpaid interest to the purchase date; and (D) FOURTH, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C), to any application not prohibited by the Indenture. The Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not applied in accordance with this covenant exceeds $2.0 million.

    For the purposes of this covenant, the following will be deemed to be cash:
(x) the assumption of Indebtedness of the Company (other than Disqualified Stock of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and (y) securities received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within twelve months.

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    (b) In the event of an Asset Disposition that requires the purchase of Notes pursuant to clause (a)(iii)(C), the Company will be required to purchase Notes tendered pursuant to an offer by the Company for the Notes (the "Offer") at a purchase price of 100% of their principal amount plus accrued and unpaid interest to the Purchase Date in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the Notes tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the Notes, the Company will apply the remaining Net Available Cash in accordance with clause
(a)(iii)(D) above. The Company shall not be required to make an Offer for Notes pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (a)(iii)(A) and (a)(iii)(B)) is less than $5.0 million for any particular Asset Disposition (which lesser amounts shall be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

    (c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

    LIMITATION ON AFFILIATE TRANSACTIONS. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") on terms (i) that are less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealing with a Person who is not such an Affiliate and (ii) that, in the event such Affiliate Transactions involves an aggregate amount in excess of $500,000, are not in writing and have not been approved by a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction. In addition, any transaction involving aggregate payments or other transfers by the Company and its Restricted Subsidiaries in excess of $3.0 million will also require an opinion from an independent investment banking firm or appraiser that is nationally recognized, as appropriate, to the effect that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view.

    (b) The provisions of the foregoing paragraph (a) will not apply to (i) any Permitted Investment or Restricted Payment permitted to be made or paid pursuant to the covenant described under "--Limitation on Restricted Payments," (ii) the performance of the Company's or Subsidiary's obligations under any employment contract, collective bargaining agreement, employee benefit plan, related trust agreement or any other similar arrangement heretofore or hereafter entered into in the ordinary course of business, (iii) payment of compensation to employees, officers, directors or consultants in the ordinary course of business, (iv) maintenance in the ordinary course of business (and payments required thereby) of benefit programs or arrangements for employees, officers or directors, including vacation plans, health and life insurance plans, deferred compensation plans, directors' and officers' indemnification agreements, arrangements and insurance and retirement or savings plans and similar plans, (v) any transaction between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries, (vi) beginning November 1, 1999, the payment of certain fees under the Management Agreement or any amendment or supplement thereto, to the extent that such payment will not exceed an aggregate amount of $1.35 million during any twelve-month period or (vii) payments made to Holdings to reimburse Holdings for costs, fees and expenses incident to a registration of any of the capital stock of Holdings for a primary offering under the Securities Act, so long as the net proceeds (after application to the redemption of the Holding Securities) of such offering (if it is completed) are contributed to, or otherwise used for the benefit of, the Company.

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    LIMITATION ON LIENS.  The Company will not, and will not permit any
Restricted Subsidiary to, directly or indirectly, create or permit to exist any Lien on any of its property or assets (including Capital Stock), whether owned on the date of the Indenture or thereafter acquired, securing any obligation other than Permitted Liens unless the obligations due under the Indenture and the Notes are secured, on an equal and ratable basis (or on a senior basis, in the case of Indebtedness subordinated in right of payment to the Notes), with the obligations so secured.

    COMMISSION REPORTS. The Company shall file with the Trustee and provide Noteholders, within 15 days after it files them with the Commission, copies of its annual report and the information, documents and other reports which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the Commission (if then permissible) and, within 15 days after such reports would be required to be filed, provide the Trustee and Noteholders (at their addresses as set forth in the register of Notes) with the annual reports and the information, documents and other reports which are specified in Sections 13 and 15(d) of the Exchange Act. The Company shall also comply with the other provisions of TIA 314(a).

    FUTURE NOTE GUARANTORS. The Company will cause each Domestic Subsidiary that Incurs Indebtedness and each Restricted Subsidiary that is a guarantor of Indebtedness Incurred, in each case, pursuant to clause (b)(i) of the covenant described under "--Limitation on Indebtedness" to execute and deliver to the Trustee a Note Guarantee pursuant to which such Subsidiary will Guarantee payment of the Notes. Each Note Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be Guaranteed by that Subsidiary without rendering the Note Guarantee, as it relates to such Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

    Each such Note Guarantee will be subordinated to Senior Indebtedness of the respective Note Guarantor on the same basis and to the same extent as the Notes are subordinated to Senior Indebtedness of the Company. See "--Ranking." Each Note Guarantor may consolidate with or merge into or sell its assets, and may be released from its obligations under its Note Guarantee, upon the terms and conditions set forth in the Indenture.

    LIMITATION ON LINES OF BUSINESS. The Company will not, and will not permit any Restricted Subsidiary to, engage in any business, other than a Related Business.

    MERGER AND CONSOLIDATION. The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless: (i) the resulting, surviving or transferee Person (the "Successor Company") is a corporation organized and existing under the laws of the United States of America, any State thereof of the District of Columbia and the Successor Company (if not the Company) expressly assumes, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;
(ii) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default will have occurred and be continuing; (iii) immediately after giving effect of such transaction, the Successor Company would be able to incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Limitation on Indebtedness"; (iv) immediately after giving effect to such transaction, the Successor Company will have Consolidated Net Worth in an amount that is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; and (v) the Company will have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

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    The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but the predecessor Company in the case of a lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the Notes.

    Notwithstanding the foregoing clauses (ii), (iii) and (v), (1) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (2) the Company may merge with an Affiliate incorporated for the purpose of reincorporating the Company in another jurisdiction to realize tax or other benefits.

DEFAULTS

    An Event of Default is defined in the Indenture as (i) a default in any payment of interest on any Note when due, continued for 30 days, (ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, whether or not such payment is prohibited by the provisions described under "--Ranking" above, (iii) the failure by the Company to comply with its obligations under the covenant described under "--Merger and Consolidation" above, (iv) the failure by the Company to comply for 30 days after notice with any of its obligations under the covenants described under "--Change of Control" above or under the covenants described under "--Certain Covenants--Limitation on Indebtedness", "--Limitation on Restricted Payments," "--Limitation on Sales of Assets and Subsidiary Stock" and "--Future Note Guarantors" above (in each case, other than a failure to purchase Notes), (v) the failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture, (vi) the failure by the Company or any Significant Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or acceleration by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $10 million (the "cross acceleration provision"), (vii) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the "bankruptcy provisions"), (viii) the rendering of any judgment or decree for the payment or money in excess of $10 million against the Company or a Significant Subsidiary if (A) an enforcement proceeding thereon is commenced or (B) such judgment or decree remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed (the "judgment default provision") or (ix) the failure of any Note Guarantee by a Note Guarantor which is a Significant Subsidiary to be in full force and effect (except as contemplated by the terms thereof or the Indenture) or the denial or disaffirmation by any such Note Guarantor of its obligations under the Indenture or any Note Guarantee if such Default continues for 10 days. However, a default under clauses (iv) and (v) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified in clauses
(iv) and (v) hereof after receipt of such notice.

    If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes by notice to the Company may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes any rescind any such acceleration with respect to the Notes and its consequences.

    Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to

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enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such Holder has previously given the Trustee notice that an Event of Default is continuing, (ii) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the Holders or a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee shall be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

    The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default no later than the date that is the earlier of 90 days after such default occurs or 30 days after it is known to a trust officer or written notice is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

    Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected, no amendment may, among other things, (i) reduce the amount of Notes whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "-- Optional Redemption" above, (v) make any Note payable in money other than that stated in the Note, (vi) may any change to the subordination provisions of the Indenture that adversely affects the rights of any Holder, (vii) impair the right of any Holder to receive payment of principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes or (viii) make any change in the amendment provisions which require each Holder's consent or in the waiver provisions.

    Without the consent of any Holder, the Company and Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company or any Note Guarantor under the Indenture or under any Note Guarantee, as the case may be, to provide for uncertificated Notes in addition to or in place of certificated Notes (PROVIDED, HOWEVER, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(b) of the
Code), to add Note Guarantees with respect to the Notes, to secure the Notes, to add

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to the covenants of the Company for the benefit of the Noteholders or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any Holder or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or any group or representative thereof authorized to give a consent) consent to such change.

    The consent of the Noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

    After an amendment under the Indenture becomes effective, the Company is required to mail to Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER AND EXCHANGE

    A Noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a Noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Noteholder to pay any taxes or other governmental charges required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption or repurchase or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed or repurchased. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

DEFEASANCE

    The Company and the Note Guarantors, if any, at any time may terminate all their obligations under the Notes and the Note Guarantees and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under the covenants described under "--Certain Covenants," the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiaries and the judgment default provision described under "--Defaults" above and the limitations contained in clauses
(iii) and (iv) under "--Merger and Consolidation" above ("covenant defeasance").

    The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default under the provisions described in the last sentence of the foregoing paragraph.

    In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had

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not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

BOOK-ENTRY, DELIVERY AND FORM

    Except as set forth below, the New Notes will initially be issued in the form of one or more permanent global Notes in definitive, fully registered form without interest coupons (each, a "Global Note"). Upon issuance, each Global Note will be deposited with the Trustee as custodian for, and registered in the name of, a nominee of The Depository Trust Company ("DTC").

    If a holder tendering Old Notes so requests, such holder's New Notes will be issued as described below under "--Certificated Securities" in registered form without coupons (the "Certificated Securities").

    Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

    So long as DTC, or its nominee, is the registered owner or Holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

    Payments of the principal of, premium, if any, and interest, on a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspects of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, and interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

    Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

    The Company expects that DTC will take any action permitted to be taken by a Holder of a Note only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of a Note as to which such participant or participants has or have given direction.

    DTC has advised the Company that it is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its

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participants. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

    Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED SECURITIES

    If (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture, then, upon surrender by DTC of its Global Note, Certificated Securities will be issued to each person that DTC identifies as the beneficial owner of the New Notes represented by the Global Note. In addition, any person having a beneficial interest in a Global Note or any holder of Old Notes whose Old Notes have been accepted for exchange may, upon request to the Trustee or the Exchange Agent, as the case may be, exchange such beneficial interest or Old Notes for Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

    Neither the Company nor the Trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related New Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the New Notes to be issued).

CONCERNING THE TRUSTEE

    State Street Bank and Trust Company is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

GOVERNING LAW

    The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

    "Additional Assets" means (i) any property or assets (other that Indebtedness and Capital Stock of the acquiring Person) to be used by the Company or a Restricted Subsidiary in a Related Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or (iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; PROVIDED, HOWEVER, that, in the case of clauses (ii) and (iii), such Restricted Subsidiary is primarily engaged in a Related Business.

    "Affiliate" of any specified Person means (i) any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any Person who

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is a director or officer (a) of such Person, (b) of any Subsidiary of such
Person or (c) of any Person described in clause (i) above. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

    "Asset Disposition" means any sale, lease, transfer or other disposition of shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction) other than: (i) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary; (ii) a disposition of property or assets in the ordinary course of business; (iii) for purposes of the covenants described under "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock" only, a disposition subject to the covenants described under "--Certain Covenants--Limitation on Restricted Payments" and "--Merger and Consolidation";
(iv) leases or subleases to third parties of real property owned in fee or leased by the Company or its Subsidiaries; (v) a disposition of a lease of real property; and (vi) any disposition of property of the Company or any of its Subsidiaries that, in the reasonable judgment of the Company, has become uneconomic, obsolete or worn out.

    "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

    "Bank Indebtedness" means any and all amounts payable under or in respect of the Senior Credit Facility and the other Senior Credit Documents and the Refinancing Indebtedness with respect thereto, as amended, supplemented or otherwise modified from time to time, including increases in the principal amount thereof permitted under the Indenture and including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

    "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

    "Business Day" means a day other than a Saturday, Sunday or other day on which commercial banking institutions (including, without limitation, the Federal Reserve System) are authorized or required by law to close in New York City.

    "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

    "Capitalized Lease Obligation" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease.

    "Code" means the Internal Revenue Code of 1986, as amended.

    "Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the

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date of such determination to (ii) Consolidated Interest Expense for such four fiscal quarters; PROVIDED, HOWEVER, that (1) if the Company or any Restricted Subsidiary (x) has Incurred any Indebtedness (other than Indebtedness Incurred for working capital purposes under a revolving credit facility) since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, or (y) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination, or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such four-quarter period);
(2) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition of a company, business or group of assets comprising an operating unit, the EBITDA for such period shall be reduced by any amount equal to the EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Disposition for such period or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (3) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period and (4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of twelve months).

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
    "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Subsidiaries, plus, to the extent incurred by the Company and its Subsidiaries in such period but not included in such interest expense, (i) interest expense attributable to Capitalized Lease Obligations, (ii) amortization of debt discount, (iii) capitalized interest,
(iv) noncash interest expense (excluding amortization of debt issuance costs, commissions, and other fees and expenses), (v) commissions, discounts and other fees and charges attributable to letters of credit and bankers' acceptance financing, (vi) interest actually paid by the Company or any such Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person,
(vii) net costs associated with Hedging Obligations (including amortization of fees), and (viii) the product of (a) all Preferred Stock dividends in respect of all Preferred Stock of Subsidiaries of the Company and Disqualified Stock of the Company (excluding the Existing Preferred Stock) held by Persons other than the Company or a Wholly Owned Subsidiary multiplied by (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of the Company, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP; PROVIDED, HOWEVER, that there shall be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by the Company or any Restricted Subsidiary.

    "Consolidated Net Income" means, for any period, the net income (loss) of the Company and its consolidated Subsidiaries before any reduction in respect of Preferred Stock dividends plus, in each case, to the extent deducted in determining net income for such period, any expenses incurred in connection with the Acquisition (other than the amortization of the prepaid management fee) including, without limitation, management bonuses and payments under the management incentive and equity participation plans; PROVIDED, HOWEVER, that there shall not be included in such Consolidated Net Income: (i) any net income of any Person if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in clause (iv) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause
(iv) below) and (B) the Company's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income; (ii) any expense recognized (net of tax benefits related thereto) as a consequence of payments permitted to be made by the Company under clauses (vi)(A), (B) and (D) of paragraph (b) of the covenant described under "--Certain Covenants--Limitation on Restricted Payments"; (iii) any net income (loss) of any person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; (iv) any net income (loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (A) subject to the limitations contained in (v) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend that could have been made to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income; (v) any gain or loss realized upon the sale or other disposition of any asset of the Company or its consolidated Subsidiaries (including pursuant to any sale/leaseback transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person; (vi) any extraordinary or non-recurring gain, loss or charge (together with any related provision for taxes on such extraordinary or non-recurring gain, loss or charge); and (vii) the cumulative effect of a change in accounting principles (effected either through cumulative effect adjustment or a retroactive application, in each case, in accordance with GAAP).

    "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and the Restricted Subsidiaries, determined on a consolidated basis, as of the end of the most recent fiscal quarter of the Company ending prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Capital Stock of the Company plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

    "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party or a beneficiary.

    "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

    "Designated Senior Indebtedness" means (i) the Bank Indebtedness and (ii) any other Senior Indebtedness which, at the date of determination, has an aggregate principal amount of, or under which, at the date of determination, the holders thereof, are committed to lend up to, at least $10.0 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

    "Disqualified Stock" means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (other than as a result of a Change of Control) (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the first anniversary of the Stated Maturity of the Notes.

    "Domestic Subsidiary" means any Restricted Subsidiary of the Company other than a Foreign Subsidiary.

    "EBITDA" means, for any period, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net
Income: (i) total income tax expense, (ii) Consolidated Interest Expense together with amortization of debt issuance costs, commissions, and other fees and expenses, (iii) depreciation expense, (iv) amortization expense, including amortization of inventory write-up under APB 16, amortization of intangibles (including, but not limited to, goodwill and the costs of Interest Rate Agreements or Currency Agreements, license agreements and non-competition agreements) and organization costs, (v) non-cash expenses related to the amortization of prepaid management fees pursuant to certain agreements referred to in the Indenture, (vi) costs of surety bonds in connection with financing activities, (vii) non-cash amortization of Capitalized Lease Obligations, (viii) franchise taxes, (ix) expenses recorded in historical periods through the Acquisition Date related to the management incentive and equity participation plans and allocation of "C" stock, (x) any other write-downs, write-offs, minority interests and other non-cash charges in determining such Consolidated Net Income for such period, and (xi) all extraordinary non-cash charges in determining such Consolidated Net Income for such period; provided that the impact of foreign currency translations shall be excluded.

    "Existing Preferred Stock" means the 12% preferred stock of the Company issued outstanding on the Issue Date, and any extensions, refinancings, renewals or replacements thereof (the "Refinancing Preferred Stock"); provided that (i) the aggregate liquidation preference of such Refinancing Preferred Stock does not exceed the aggregate liquidation preference of the Existing Preferred Stock,
(ii) the dividend rate per annum of such Refinancing Preferred Stock does not exceed the dividend rate per annum of the Existing Preferred Stock and (iii) the Refinancing Preferred Stock has a mandatory redemption date no earlier than the Existing Preferred Stock.

    "Foreign Subsidiary" means any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any state thereof or the District of Columbia.

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
    "GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP as in effect as of the Issue Date.

    "Government Authority" means any nation or government, any state or other political subdivision thereof or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

    "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); PROVIDED, HOWEVER, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

    "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

    "Holder" or "Noteholder" means the Person in whose name a Note is registered in the Note Register.

    "Holding Securities" means the $20.0 million aggregate principal amount of senior subordinated notes of Holdings, as amended from time to time.

    "Holdings" means Carter Holdings, Inc., a Massachusetts corporation.

    "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; PROVIDED, HOWEVER, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary.

    "Indebtedness" means, with respect to any Person on any date of determination (without duplication) (i) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money; (ii) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto but excluding letters of credit supporting the purchase of goods in the ordinary course of business and expiring no more than six months from the date of issuance); (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services; (v) all Capitalized Lease Obligations of such Person; (vi) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of the Company, any Preferred Stock (but excluding, in each case, any accrued dividends); (vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; PROVIDED, HOWEVER, that the amount of Indebtedness of such Person shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons; (viii) all Indebtedness of other Persons to the extent Guaranteed by such Person; and (ix) to the extent not

                                       81
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otherwise included in this definition, Hedging Obligations of such Person. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the liability, assuming the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. For purposes of clarification, Indebtedness shall not include undrawn commitments on credit facilities.

    "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

    "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "--Certain Covenants--Limitation on Restricted Payments," (i) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

    "Issue Date" means the date on which the Notes are originally issued.

    "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

    "Management Group" means the senior management of the Company or Holdings.

    "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other noncash form) therefrom, in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred (including legal, accounting and investment banking fees and any relocation expenses incurred as a result of an Asset Disposition), and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition,
(ii) all payments made on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (iv) appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained (including by way of indemnification obligations) by the Company or any Restricted Subsidiary after such Asset Disposition.

    "Net Cash Proceeds" means, with respect to any issuance or sale of Capital Stock or disposition of any Investment by the Company or any Subsidiary, the cash proceeds of such issuance, sale or disposition net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance, sale or disposition and net of taxes paid or payable as a result thereof.

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    "Note Guarantee" means any guarantee executed and delivered by a Note
Guarantor pursuant to the provisions of the covenant described under "--Certain Covenants--Future Note Guarantors". Each such Note Guarantee will be in the form prescribed in the Indenture.

    "Note Guarantor" means each of the Company's Subsidiaries that in the future executes a supplemental indenture in which such Subsidiary agrees to be bound by the terms of the Indenture as a Note Guarantor; provided that any Person constituting a Note Guarantor as described above shall cease to constitute a Note Guarantor when its respective Note Guarantee is released in accordance with the terms thereof.

    "Officer" means the President, the Treasurer or the Clerk of the Company.

    "Officers' Certificate" means a certificate signed by two Officers.

    "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

    "Permitted Holders" means Investcorp, its Affiliates, members of the Management Group, the international investors who are the initial holders of the Capital Stock of Holdings and any Person acting in the capacity of an underwriter in connection with a public or private offering of the Company's or Holdings' Capital Stock.

    "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in (i) a Restricted Subsidiary, the Company or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; PROVIDED, HOWEVER, that the primary business of such Restricted Subsidiary is a Related Business; (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; PROVIDED, HOWEVER, that such Person's primary business is a Related Business;
(iii) Temporary Cash Investments; (iv) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; PROVIDED, HOWEVER, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances; (v) payroll, travel, entertainment, relocation and similar advances that are made in the ordinary course of business; (vi) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary; (vii) loans or advances to employees (or guarantees of third party loans to employees) in an aggregate amount not to exceed $2.5 million at any time outstanding; (viii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; or (ix) securities received in connection with an Asset Disposition complying with the provisions of the covenant described under "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock".

    "Permitted Liens" means: (a) Liens securing Senior Indebtedness (or Indebtedness of a Subsidiary of the Company which if incurred by the Company would be Senior Indebtedness) permitted to be Incurred under the Indenture; (b) Liens for taxes, assessments or other governmental charges not yet delinquent or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company or such Restricted Subsidiary, as the case may be, in accordance with GAAP; (c) carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's or other like Liens arising in the ordinary course of business in respect of obligations that are not yet due or that are bonded or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company or such Restricted Subsidiary, as the case may be, in accordance with GAAP; (d) pledges or deposits in connection with workmen's compensation, unemployment insurance and other social security legislation; (e) deposits to secure the performance of bids, tenders, trade or government contracts (other than for borrowed money), leases,

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licenses, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;
(f) easements (including reciprocal easement agreements), rights-of-way, building, zoning and similar restrictions, utility agreements, covenants, reservations, restrictions, encroachments, changes, and other similar encumbrances or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in the aggregate materially detract from the aggregate value of the properties of the Company and its Subsidiaries, taken as a whole or in the aggregate materially interfere with or adversely affect in any material respect the ordinary conduct of the business of the Company and its Subsidiaries on the properties subject thereto, taken as a whole; (g) Liens pursuant to the Senior Credit Documents, Liens in connection with industrial revenue bonds, Liens securing the Bank Indebtedness and bankers' Liens arising by operation of law; (h) Liens on property of the Company or any of its Restricted Subsidiaries created solely for the purpose of securing Indebtedness permitted by clause (b)(iv) of the covenant described under "--Certain Covenants-- Limitation on Indebtedness" or incurred in connection with Indebtedness permitted by clause (b)(vii) thereof; PROVIDED, HOWEVER that, in the case of Liens described in such clause (b)(iv), no such Lien shall extend to or cover other property of the Company or such Restricted Subsidiary other than the respective property so acquired, and the principal amount of Indebtedness secured by any such Lien shall at no time exceed the original purchase price of such property; (i) Liens existing on the date of the Indenture; (j) Liens on goods (and the proceeds thereof) and documents of title and the property covered thereby securing Indebtedness in respect of commercial letters of credit; (k) (i) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any developer, landlord or other third party on property over which the Company or any Restricted Subsidiary of the Company has easement rights or on any real property leased by the Company on the Issue Date and subordination or similar agreements relating thereto and (ii) any condemnation or eminent domain proceedings affecting any real property; (l) leases or subleases to third parties; (m) Liens in connection with workmen's compensation obligations and general liability exposure of the Company and its Restricted Subsidiaries; (n) Liens securing Indebtedness Incurred under clauses (a) or (b)(v) of the covenant described under "-- Certain Covenants--Limitation on Indebtedness" PROVIDED, HOWEVER, that such Indebtedness is not subordinate or junior in ranking to the Notes; and (o) Liens securing Indebtedness of any Subsidiary of the Company to the Company.

    "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

    "Preferred Stock" as applied to the Capital Stock of any corporation means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

    "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note that is due or overdue or is to become due at the relevant time.

    "Public Equity Offering" means an underwritten primary public offering of common stock (or other voting stock) of the Company or Holdings pursuant to an effective registration statement (other than a registration statement on Form S-4, S-8 or any successor or similar forms) under the Securities Act.

    "Public Market" means any time after (x) a Public Equity Offering has been consummated and (y) at least 15% of the total issued and outstanding common stock of the Company or Holdings (as applicable) has been distributed by means of an effective registration statement under the Securities Act.

    "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, "refinances," and "refinanced" shall have a correlative meaning) any Indebtedness existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances

Indebtedness of any Restricted Subsidiary (to the extent permitted in the Indenture) and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; PROVIDED, HOWEVER, that (i) except in the case of any refunding, refinancing, replacement, renewal, repayment or extension of any Bank Indebtedness, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced, (ii) except in the case of any refunding, refinancing, replacement, renewal, repayment or extension of any Bank Indebtedness, the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced and (iii) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of (A) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced, (B) in the case of revolving credit Indebtedness, the unused commitment thereunder, plus (C) fees, underwriting discounts and other costs and expenses incurred in connection with such Refinancing Indebtedness; PROVIDED FURTHER, HOWEVER, that Refinancing Indebtedness shall not include (x) Indebtedness of a Restricted Subsidiary that refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

    "Related Business" means those businesses in which the Company or any of its Subsidiaries are engaged on the date of the Indenture, or that are related thereto.

    "Representative" means the trustee, agent or representative (if any) for an issue of Senior Indebtedness.

    "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

    "Senior Credit Documents" means collectively, the Senior Credit Facility, the notes issued pursuant thereto and the Guarantees thereof, and the Security Agreements, the Mortgages and the Pledge Agreements (each as defined in the Senior Credit Facility).

    "Senior Credit Facility" means the credit agreement dated as of October 30, 1996, as amended, waived or otherwise modified from time to time, including increases in the principal amount thereof, among the Company, the several lenders party thereto and The Chase Manhattan Bank, a New York banking corporation, as administrative agent (except to the extent that any such amendment, waiver or other modification thereto would be prohibited by the terms of the Indenture, unless otherwise agreed to by the Holders of at least a majority in aggregate principal amount of Notes at the time outstanding).

    "Senior Subordinated Indebtedness" means the Notes and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank PARI PASSU with the Notes or is not subordinated by its terms to any Indebtedness or other obligation of the Company that is not Senior Indebtedness.

    "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

    "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed dated on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

    "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the date of the Indenture or thereafter Incurred) that is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

    "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person or (ii) one or more Subsidiaries of such Person.

    "Temporary Cash Investments" means any of the following: (i) any investment in direct obligations of the United States of America or any agency or instrumentality thereof or obligations Guaranteed by the United States of America or any agency or instrumentality thereof; (ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof, bankers' acceptances with maturities of 180 days or less and overnight bank deposits, in each case with or issued by a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $300.0 million (or the foreign currency equivalent thereof); (iii) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) or (ii) above entered into with a bank meeting the qualifications described in clause (ii) above; and (iv) investments in commercial paper, maturing not more than six months after the date of acquisition, issued by any Lender (as defined under the Senior Credit Facility) or the parent corporation of any Lender, and commercial paper with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Rating Services, a division of The McGraw-Hill Companies, Inc.

    "Trade Payables" means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

    "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary if (a) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; and (b) either
(A) the Subsidiary to be so designated has total consolidated assets of $1,000 or less or (B) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the provisions of the covenant described under "--Certain Covenants--Limitations on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED, HOWEVER, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "--Certain Covenants--Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

    "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

    "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

    "Wholly Owned Subsidiary" means a Restricted Subsidiary of the Company all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion of the material United States federal income tax consequences of the Exchange Offer is for general information only. It is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations, and judicial and administrative determinations, all of which are subject to change at any time, possibly on a retroactive basis. The following relates only to Old Notes, and New Notes received therefor, that are held as "capital assets" within the meaning of Section 1221 of the Code by persons who are citizens or residents of the United States. It does not discuss state, local, or foreign tax consequences, nor does it discuss tax consequences to categories of holders that are subject to special rules, such as foreign persons, tax-exempt organizations, insurance companies, banks, and dealers in stocks and securities. Tax consequences may vary depending on the particular status of an investor. No rulings will be sought from the Internal Revenue Service ("IRS") with respect to the federal income tax consequences of the Exchange Offer.

    THIS SECTION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO AN INVESTOR'S DECISION TO PURCHASE THE NOTES. EACH INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISOR CONCERNING THE APPLICATION OF THE FEDERAL INCOME TAX LAWS AND OTHER TAX LAWS TO ITS PARTICULAR SITUATION BEFORE DETERMINING WHETHER TO PURCHASE THE NOTES.

THE EXCHANGE OFFER

    In the opinion of Gibson, Dunn & Crutcher LLP, counsel to the Company, the exchange of Old Notes for New Notes pursuant to the Exchange Offer will not constitute a material modification of the terms of the Notes and, accordingly, such exchange will not constitute an exchange for federal income tax purposes. Accordingly, such exchange will have no federal income tax consequences to holders of Notes, either those who exchange or those who do not, and each holder of Notes will continue to be required to include interest on the Notes in its gross income in accordance with its method of accounting for federal income tax purposes and the Company intends, to the extent required, to take such position.

BACKUP WITHHOLDING

    Under the Code, a holder of a Note may be subject, under certain circumstances, to "backup withholding" at a 31% rate with respect to payments in respect of interest thereon or the gross proceeds from the disposition thereof. This withholding generally applies only if the holder (i) fails to furnish his or her social security or other taxpayer identification number ("TIN") within a reasonable time after request therefor, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that he or she has failed to report properly payments of interest and dividends and the IRS has notified the Company that he or she is subject to backup withholding, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against such holder's federal income tax liability, provided that the required information is furnished to the IRS. Corporations and certain other entities described in the Code and Treasury regulations are exempt from such withholding if their exempt status is properly established.

                              PLAN OF DISTRIBUTION


    Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 90 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until July 3, 1997 (90 days after the date of this Prospectus), all dealers effecting transactions in the New Notes may be required to deliver a prospectus.


    The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of 90 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holders of the Old Notes), other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the Notes offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, New York, New York.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 30, 1995 and for the fiscal years ended December 31, 1994 and December 30, 1995 appearing in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

    The consolidated balance sheet as of December 28, 1996 and the consolidated statements of operations, cash flows and changes in common stockholders' equity for the periods December 31, 1995 through October 29, 1996 (predecessor) and October 30, 1996 through December 28, 1996 (successor), included in this Prospectus, have been included herein in reliance on the report, which includes an explanatory paragraph regarding the October 30, 1996 change in controlling ownership, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm, as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------

Report of Independent Accountants..........................................................................  F-2
Consolidated Balance Sheet at December 28, 1996............................................................  F-3
Consolidated Statement of Operations for the periods December 31, 1995 through October 29, 1996
  (Predecessor) and October 30, 1996 through December 28, 1996 (Successor).................................  F-4
Consolidated Statement of Cash Flows for the periods December 31, 1995 through October 29, 1996
  (Predecessor) and October 30, 1996 through December 28, 1996 (Successor).................................  F-5
Consolidated Statement of Changes in Common Stockholders' Equity for the periods December 31, 1995 through
  October 29, 1996 (Predecessor) and October 30, 1996 through December 28, 1996 (Successor)................  F-6
Notes to Consolidated Financial Statements.................................................................  F-7

Report of Independent Accountants..........................................................................  F-20
Consolidated Balance Sheet at December 30, 1995............................................................  F-21
Consolidated Statement of Income for the fiscal years ended
  December 31, 1994 and December 30, 1995..................................................................  F-22
Consolidated Statement of Cash Flows for the fiscal years ended December 31, 1994 and December 30, 1995....  F-23
Consolidated Statement of Changes in Stockholders' Equity for the fiscal years ended December 31, 1994 and
  December 30, 1995........................................................................................  F-24
Notes to Consolidated Financial Statements.................................................................  F-25

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of The William Carter Company:

    We have audited the accompanying consolidated balance sheet of The William Carter Company and its subsidiaries (the "Company") as of December 28, 1996 and the related consolidated statements of operations, cash flows and changes in common stockholders' equity for the period from December 31, 1995 through October 29, 1996 ("Predecessor," as defined in Note 1) and for the period from October 30, 1996 through December 28, 1996 ("Successor," as defined in Note 1). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    As explained in Note 1 to the financial statements, controlling ownership of the Predecessor was acquired by the Company's parent in a purchase transaction as of October 30, 1996. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets and liabilities of the Predecessor based upon their estimated fair value at October 30, 1996. Accordingly, the financial statements of the Successor are not comparable to those of the Predecessor.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The William Carter Company and its subsidiaries as of December 28, 1996, and the consolidated results of their operations and their cash flows for the Predecessor period from December 31, 1995 through October 29, 1996 and the consolidated results of their operations and their cash flows for the Successor period from October 30, 1996 through December 28, 1996 in conformity with generally accepted accounting principles.

                                          /s/ Coopers & Lybrand L.L.P.

Stamford, Connecticut
February 20, 1997

                           THE WILLIAM CARTER COMPANY

                           CONSOLIDATED BALANCE SHEET

                             (DOLLARS IN THOUSANDS)

                                                                                          SUCCESSOR, AT DECEMBER
                                                                                                 28, 1996
                                                                                         -------------------------
ASSETS
Current assets:
  Cash and cash equivalents............................................................         $     1,961
  Accounts receivable, net of allowance for doubtful accounts of $2,691................              19,259
  Inventories..........................................................................              76,540
  Prepaid expenses and other current assets............................................               6,378
  Deferred income taxes................................................................              14,502
                                                                                                   --------
      Total current assets.............................................................             118,640
Property, plant and equipment, net.....................................................              48,221
Tradename, net.........................................................................              99,583
Cost in excess of fair value of net assets acquired, net...............................              38,363
Deferred debt issuance costs, net......................................................               8,618
Other assets...........................................................................               5,284
                                                                                                   --------
                                                                                                $   318,709
                                                                                                   --------
                                                                                                   --------
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Current maturities of long-term debt.................................................         $       900
  Accounts payable.....................................................................              14,593
  Other current liabilities............................................................              32,355
                                                                                                   --------
      Total current liabilities........................................................              47,848
Long-term debt.........................................................................             144,100
Deferred income taxes..................................................................              40,861
Other long-term liabilities............................................................              10,178
                                                                                                   --------
      Total liabilities................................................................             242,987
                                                                                                   --------
Commitments and contingencies
Redeemable preferred stock, par value $.01 per share, $4,000 per share liquidation and
  redemption value, 5,000 shares authorized, issued and outstanding....................              18,234
                                                                                                   --------
Common stockholder's equity:
  Common stock, par value $.01 per share, 1,000 shares authorized, issued and
    outstanding........................................................................             --
  Additional paid-in capital...........................................................              59,566
  Accumulated deficit..................................................................              (2,078)
                                                                                                   --------
      Common stockholder's equity......................................................              57,488
                                                                                                   --------
        Total liabilities and stockholder's equity.....................................         $   318,709
                                                                                                   --------
                                                                                                   --------

               The accompanying notes are an integral part of the
                       consolidated financial statements

                           THE WILLIAM CARTER COMPANY

                      CONSOLIDATED STATEMENT OF OPERATIONS

                             (DOLLARS IN THOUSANDS)

                                                                              PREDECESSOR FOR     SUCCESSOR FOR
                                                                              THE PERIOD FROM    THE PERIOD FROM
                                                                             DECEMBER 31, 1995  OCTOBER 30, 1996
                                                                                  THROUGH            THROUGH
                                                                             OCTOBER 29, 1996   DECEMBER 28, 1996
                                                                             -----------------  -----------------
Net sales..................................................................     $   266,739        $    51,496
Cost of goods sold.........................................................         170,027             31,708
                                                                             -----------------  -----------------
Gross profit...............................................................          96,712             19,788
Selling, general and administrative........................................          79,296             16,672
Nonrecurring charge........................................................           8,834            --
                                                                             -----------------  -----------------
Operating income...........................................................           8,582              3,116
Interest expense...........................................................           7,075              2,631
                                                                             -----------------  -----------------
Income before income taxes and extraordinary item..........................           1,507                485
Provision for income taxes.................................................           1,885                212
                                                                             -----------------  -----------------
Income (loss) before extraordinary item....................................            (378)               273
Extraordinary item, net of income tax benefit of $1,270....................         --                   2,351
                                                                             -----------------  -----------------
Net loss...................................................................            (378)            (2,078)
Dividend requirements on preferred/redeemable preferred and accretion on redeemable
  preferred stock..........................................................          (1,132)              (434)
                                                                             -----------------  -----------------
Net loss applicable to common stockholder..................................     $    (1,510)       $    (2,512)
                                                                             -----------------  -----------------
                                                                             -----------------  -----------------

               The accompanying notes are an integral part of the
                       consolidated financial statements

                           THE WILLIAM CARTER COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                PREDECESSOR         SUCCESSOR
                                                                                  FOR THE            FOR THE
                                                                                PERIOD FROM        PERIOD FROM
                                                                             DECEMBER 31, 1995  OCTOBER 30, 1996
                                                                                  THROUGH            THROUGH
                                                                             OCTOBER 29, 1996   DECEMBER 28, 1996
                                                                             -----------------  -----------------
Cash flows from operating activities:
  Net loss.................................................................     $      (378)       $    (2,078)
  Extraordinary loss, net of taxes.........................................         --                    2351
  Adjustments to reconcile net loss to net cash provided
    by operating activities:
      Depreciation and amortization........................................           6,979              2,588
      Deferred tax provision...............................................           2,381                212
      Effect of changes in operating assets and liabilities:
        Decrease (increase) in accounts receivable.........................         (12,540)             7,975
        Decrease (increase) in inventories.................................           8,392               (704)
        Decrease (increase) in prepaid expenses and other assets...........           2,759             (4,432)
        Increase in accounts payable and other liabilities.................          16,812              1,183
                                                                                   --------     -----------------
        Net cash provided by operating activities..........................          24,405              7,095
                                                                                   --------     -----------------
Cash flow from investing activities:
  Capital expenditures.....................................................          (4,007)            (3,749)
  Payment to Sellers for the Acquisition...................................         --                (117,773)
  Payments of Acquisition costs............................................         --                 (21,705)
                                                                                   --------     -----------------
        Net cash used in investing activities..............................          (4,007)          (143,227)
                                                                                   --------     -----------------
Cash flows from financing activities:
  Proceeds from Successor revolving line of credit.........................         --                   6,100
  Payments of Successor revolving line of credit...........................         --                  (6,100)
  Proceeds from other Successor debt.......................................         --                 240,000
  Payments of other Successor debt.........................................         --                 (95,000)
  Payments of Predecessor revolving line of credit.........................         (19,000)           --
  Payments of other Predecessor debt.......................................            (433)           (68,062)
  Payment of Predecessor accrued interest..................................         --                  (1,059)
  Payments of financing costs..............................................                            (12,432)
  Proceeds from issuance of Successor common stock.........................         --                  60,000
  Proceeds from issuance of Successor preferred stock......................         --                  20,000
  Stock issuance costs of Successor preferred stock........................         --                  (2,200)
  Payment of Predecessor preferred stock dividends.........................         --                  (2,747)
  Payment of Predecessor's guaranteed yield dividend on common stock.......         --                  (4,237)
                                                                                   --------     -----------------
        Net cash (used in) provided by financing activities................         (19,433)           134,263
                                                                                   --------     -----------------
Net increase (decrease) in cash and cash equivalents.......................             965             (1,869)
Cash and cash equivalents at beginning of period...........................           2,865              3,830
                                                                                   --------     -----------------
Cash and cash equivalents at end of period.................................     $     3,830        $     1,961
                                                                                   --------     -----------------
                                                                                   --------     -----------------

                 The accompanying notes are an integral part of
                     the consolidated financial statements

                           THE WILLIAM CARTER COMPANY

        CONSOLIDATED STATEMENT OF CHANGES IN COMMON STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                                                 CLASS A      CLASS B      CLASS C      ADDITIONAL
                                                                 COMMON       COMMON       COMMON          PAID-       ACCUMULATED
                                                COMMON STOCK      STOCK        STOCK        STOCK       IN CAPITAL       DEFICIT
                                               --------------  -----------  -----------  -----------  ---------------  ------------
PREDECESSOR:
  BALANCE AT DECEMBER 30, 1995...............                   $  --        $  --        $  --          $  92,379      $  (97,057)
  Net loss...................................                                                                                 (378)
  Preferred stock dividend...................                                                                               (2,747)
  Common stock guaranteed-
    yield dividend...........................                                                                               (4,237)
                                                                    -----        -----        -----        -------     ------------
  BALANCE AT OCTOBER 29, 1996................                   $  --        $  --        $  --          $  92,379      $ (104,419)
                                                                    -----        -----        -----        -------     ------------
                                                                    -----        -----        -----        -------     ------------

SUCCESSOR:
  BALANCE AT OCTOBER 30, 1996................    $   --                                                  $  --          $   --
  Sale of Common Stock on October 30, 1996...                                                               60,000
  Accrued dividends and accretion on
    redeemable preferred stock...............                                                                 (434)
  Net loss...................................                                                                               (2,078)
                                                    -------                                                -------     ------------
  BALANCE AT DECEMBER 28, 1996...............    $   --                                                  $  59,566      $   (2,078)
                                                    -------                                                -------     ------------
                                                    -------                                                -------     ------------

   The accompanying notes are an integral part of the consolidated financial statements

                           THE WILLIAM CARTER COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--THE COMPANY

    The William Carter Company, Inc. (the "Company") is a wholly-owned subsidiary of Carter Holdings, Inc. ("Holdings"). On October 30, 1996, Holdings, a company organized on behalf of affiliates of INVESTCORP S.A. ("Investcorp"), management and certain other investors, acquired 100% of the previously outstanding common and preferred stock of the Company from MBL Life Assurance Corporation, CHC Charitable Irrevocable Trust and certain management stockholders (collectively, the "Sellers"). Financing for the acquisition totalled $226.1 million and was provided by (i) $56.1 million borrowings under a $100.0 million senior credit facility; (ii) $90.0 million of borrowings under a subordinated loan facility; (iii) $70.9 million of capital invested by affiliates of Investcorp and certain other investors in Holdings, which included a $20.0 million investment by Holdings in the Company's newly issued redeemable preferred stock; and (iv) issuance of non-voting stock of Holdings valued at $9.1 million to certain members of management.

    In addition to purchasing or exchanging and retiring the previously issued capital stock of the Company, the proceeds of the acquisition and financing were used to make certain contractual payments to management ($11.3 million), pay for costs of the transactions ($20.9 million), and to retire all outstanding balances on the Company's previously outstanding long-term debt along with accrued interest thereon ($69.1 million). In November 1996, the Company offered and sold in a private placement $100 million of Senior Subordinated Notes, the net proceeds of which were used to retire the $90 million of subordinated loan facility borrowings and $5 million of borrowings under the Senior Credit Facility. Holdings has no assets or investments other than the shares of stock of The William Carter Company.

    For purposes of identification and description, the Company is referred to as the "Predecessor" for the period prior to the Acquisition, the "Successor" for the period subsequent to the Acquisition and the "Company" for both periods.

    The Acquisition was accounted for by the purchase method. Accordingly, the assets and liabilities of the Predecessor were adjusted to reflect the allocation of the purchase price based on estimated fair values. While actual results may differ from these estimates, such differences are not expected to be material. A summary of the purchase price allocation is as follows ($000):

Total financed purchase price.....................................  $ 226,100
Less, amounts applied to pay Predecessor dividends and expenses...    (14,915)
                                                                    ---------
                                                                    $ 211,185
                                                                    ---------
                                                                    ---------
Allocated to:
Cash and cash equivalents.........................................  $   3,830
Accounts receivable, net..........................................     27,234
Inventories.......................................................     75,836
Prepaid expenses and other current assets.........................      4,696
Property, plant and equipment, net................................     46,081
Tradename.........................................................    100,000
Cost in excess of fair value......................................     38,522
Deferred debt issuance costs......................................      8,283
Other assets......................................................      1,303
Accounts payable..................................................    (13,393)
Other current liabilities.........................................    (47,797)
Other long-term liabilities.......................................     (9,590)
Net deferred tax liabilities......................................    (26,020)
Preferred stock issuance costs....................................      2,200
                                                                    ---------
                                                                    $ 211,185
                                                                    ---------
                                                                    ---------

                           THE WILLIAM CARTER COMPANY

NOTE 1--THE COMPANY (CONTINUED)
    A $14.9 million portion of the purchase price was applied to pay certain Predecessor dividends and expenses. This consisted of $2.8 million and $4.2 million, respectively, in dividends triggered on the Predecessor's preferred and common stock, plus portions of compensation-related charges ($5.1 million) and other expense charges ($2.8 million) of the Predecessor incurred in connection with the Acquisition.

    The nonrecurring charge in the Predecessor period December 31, 1995 through October 29, 1996 reflects total compensation-related charges of $5.3 million for amounts paid to management in connection with the Acquisition and total other expense charges of $3.5 million for costs and fees that the Company incurred in connection with the Acquisition.

    The following unaudited pro forma statement of operations presents the results of operations for the fiscal year ended December 28, 1996 as though the controlling ownership of the Predecessor had been acquired on December 31, 1995, with financing established through the private placement, and assumes that there were no other changes in the operations of the Predecessor. The pro forma results are not necessarily indicative of the financial results that might have occurred had the transaction included in the pro forma statement actually taken place on December 31, 1995, or of future results of operations ($000).

                                                       PREDECESSOR    SUCCESSOR
                                                         FOR THE       FOR THE
                                                       PERIOD FROM   PERIOD FROM                 PRO FORMA
                                                       DECEMBER 31,  OCTOBER 30,                  FOR THE
                                                       1995 THROUGH  1996 THROUGH                YEAR ENDED
                                                       OCTOBER 29,   DECEMBER 28,   PRO FORMA   DECEMBER 28,
                                                           1996          1996      ADJUSTMENTS      1996
                                                       ------------  ------------  -----------  ------------
Net sales............................................   $  266,739    $   51,496       --        $  318,235
Gross profit.........................................       96,712        19,788         (282)(a)     116,218
Selling, general and administrative..................       79,296        16,672        3,668(b)      99,636
Nonrecurring charge..................................        8,834        --           (8,834)(c)      --
Operating income.....................................        8,582         3,116        4,884        16,582
Interest expense.....................................        7,075         2,631        7,172(d)      16,878

Income (loss) before income taxes and extraordinary
  item...............................................        1,507           485       (2,288)         (296)
Provision for income taxes...........................        1,885           212       (1,848)(e)         249
Income (loss) before extraordinary item..............         (378)          273         (440)         (545)
Extraordinary item, net..............................       --             2,351       (2,351)(f)      --
Net income (loss)....................................   $     (378)   $   (2,078)   $   1,911          (545)
Dividend and accretion on redeemable preferred
  stock..............................................                 $     (434)   $  (2,186)(g)      (2,620)
Net loss applicable to common stockholder............                                            $   (3,165)

    Pro forma adjustments represent: (a) increase in depreciation expenses relating to revaluation of property, plant and equipment; (b) amortization of tradename and cost in excess of fair value of net assets acquired; decrease to periodic expense for postretirement benefits; and management fee expense in accordance with the terms of the Company's new management agreement with Holdings; (c) elimination of nonrecurring charges directly related to the transactions; (d) increases in interest expense resulting from the change in the Company's debt structure; (e) income tax effects of pro forma adjustments; (f) elimination of extraordinary charges directly related to the transactions; and
(g) dividend and accretion requirements on redeemable preferred stock.

                           THE WILLIAM CARTER COMPANY

NOTE 2--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    The Company is a United States based manufacturer and marketer of premier branded childrenswear under the Carter's and Baby Dior labels. The Company manufactures its products in plants located in the southern United States, Costa Rica and the Dominican Republic. Products are manufactured for wholesale distribution to major domestic retailers, and for the Company's 135 retail outlet stores that market its brand name merchandise and certain products manufactured by other companies. The retail operations represent approximately 40.6% of consolidated net sales.

    PRINCIPLES OF CONSOLIDATION:

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. These subsidiaries consist of facilities in Costa Rica and the Dominican Republic and represent approximately 40% of the Company's sewing production. All intercompany transactions and balances have been eliminated in consolidation.

    FISCAL YEAR:

    The Company's fiscal year ends on the Saturday in December or January nearest the last day of December. The accompanying consolidated financial statements reflect the Company's financial position as of December 28, 1996 and results of operations for the ten month period prior to the Acquisition, December 31, 1995 through October 29, 1996 (the "Predecessor period") and the two month period subsequent to the Acquisition, October 30, 1996 through December 28, 1996 (the "Successor period"). Collectively, the fiscal 1996 Predecessor and Successor periods contain 52 weeks.

    REVENUE RECOGNITION:

    Revenues from the Company's wholesale operations are recognized upon shipment; revenues from retail operations are recognized at point of sale.

    CASH AND CASH EQUIVALENTS:

    The Company considers all highly liquid investments that have original maturities of three months or less to be cash equivalents. At December 28, 1996, approximately $1.2 million of the Company's cash and cash equivalents were held in three banks in excess of deposit insurance limits.

    ACCOUNTS RECEIVABLE:

    Approximately 75% of the Company's gross accounts receivable at December 28, 1996 were from its ten largest wholesale customers, primarily major department store chains.

    INVENTORIES:

    Inventories are stated at the lower of cost (first-in, first-out basis for wholesale inventories and retail method for retail inventories) or market.

    PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment are stated at cost. When fixed assets are sold or otherwise disposed, the accounts are relieved of the original costs of the assets and the related accumulated depreciation and

                           THE WILLIAM CARTER COMPANY

NOTE 2--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(CONTINUED)
any resulting profit or loss is credited or charged to income. For financial reporting purposes, depreciation is computed on the straight-line method over the estimated useful lives of the assets as follows: buildings-- 15 to 50 years; and machinery and equipment--3 to 10 years. Leasehold improvements are amortized over the lesser of the asset life or related lease term.

    TRADENAME AND COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED:

    Cost in excess of fair value of net assets acquired ("goodwill") represents the excess of the cost of the Acquisition over the fair value of the net assets acquired. At each balance sheet date, management will assess whether there has been a permanent impairment of the value of the tradename and goodwill by comparing anticipated undiscounted future cash flows from operating activities with the carrying value of these intangibles. The amount of any resulting impairment will be calculated using the present value of the same cash flows from operating activities. The factors considered in this assessment will include operating results, trends, and prospects, as well as the effects of demand, competition and other economic factors.

    The tradename and goodwill are each being amortized on a straight-line basis over their estimated lives of 40 years. Accumulated amortization of the tradename and goodwill at December 28, 1996 was $417,000 and $159,000, respectively.

    DEFERRED DEBT ISSUANCE COSTS:

    Debt issuance costs are deferred and amortized to interest expense using the effective interest method over the lives of the related debt. Amortization approximated $367,000 and $174,000 for the Predecessor and Successor periods, respectively. An extraordinary item for the Successor period reflects the write-off of $3.4 million and $0.2 million of deferred debt issuance costs related to the $90 million Subordinated Loan Facility and portion of the Senior Credit Facility repaid with the proceeds of the $100 million Senior Subordinated Notes in November 1996, net of income tax effects.

    STOCK-BASED EMPLOYEE COMPENSATION ARRANGEMENTS:

    The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which the Company was required to adopt in fiscal 1996, has been adopted for disclosure purposes only. See Note 10.

    INCOME TAXES:

    The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). In accordance with SFAS 109, the deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. Valuation allowances are established when it is more likely than not that a deferred tax asset will not be recovered. The provision for income taxes is the sum of the amount of income taxes paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year; the net change during the year in the Company's deferred tax assets and liabilities; and the net change during the year in any valuation allowances.

                           THE WILLIAM CARTER COMPANY

NOTE 2--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(CONTINUED)
    SUPPLEMENTAL CASH FLOWS INFORMATION:

    Interest paid in cash approximated $6,708,000 and $2,463,000 for the Predecessor and Successor periods, respectively. Income taxes paid (received) in cash approximated $903,000 and $(771,000) for the Predecessor and Successor periods, respectively.

    USE OF ESTIMATES IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL
     STATEMENTS:

    The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3--INVENTORIES:

    Inventories at December 28, 1996 consisted of the following ($000):

Finished goods..................................................   $  51,700
Work in process.................................................      15,884
Raw materials and supplies......................................       8,956
                                                                  -----------
                                                                   $  76,540
                                                                  -----------
                                                                  -----------

NOTE 4--FIXED ASSETS:

    Fixed assets at December 28, 1996 consisted of the following ($000):

Land, buildings and improvements................................   $  12,679
Machinery and equipment.........................................      37,155
                                                                  -----------
                                                                      49,834
Accumulated depreciation and amortization.......................      (1,613)
                                                                  -----------
                                                                   $  48,221
                                                                  -----------
                                                                  -----------

    Depreciation expense ($000) was $6,612 and $1,613 for the Predecessor and Successor periods, respectively.

NOTE 5--LONG-TERM DEBT:

    Long-term debt at December 28, 1996 consisted of the following ($000):

Senior Credit Facility term loan..................................  $  45,000
Senior Credit Facility revolving credit...........................     --
10 3/8% Senior Subordinated Notes due 2006........................    100,000
                                                                    ---------
                                                                      145,000
Current maturities................................................       (900)
                                                                    ---------
                                                                    $ 144,100
                                                                    ---------
                                                                    ---------

    The Senior Credit Facility provides for a $50.0 million Tranche B term loan facility. The Tranche B term loans have a final scheduled maturity date of October 31, 2003. The principal amounts of the Tranche B term loans are required to be repaid in 14 consecutive semi-annual installments totaling $0.9 million in

                           THE WILLIAM CARTER COMPANY

NOTE 5--LONG-TERM DEBT: (CONTINUED)
each of fiscal years 1997 through 2000, $5.4 million in fiscal year 2001, $13.5 million in fiscal year 2002 and $22.5 million in fiscal year 2003. In November 1996, proceeds of the 10 3/8% Senior Subordinated Notes were used to repay $5.0 million of the term loan. The repayment schedule has been adjusted ratably for this payment.

    The Senior Credit Facility also provides for a $50.0 million revolving credit facility. The revolving credit facility will expire on the earlier of (a) October 31, 2001 and (b) such other date as the revolving credit commitments thereunder shall terminate in accordance with the terms of the Senior Credit Facility. The facility has a sublimit of $5.0 million for letters of credit of which $3.9 million were used for letters of credit as of December 28, 1996. A commitment fee of 1/2 of 1% per annum is charged on the unused portion of the revolving credit facility.

    Borrowings under the Senior Credit Facility accrue interest at either the Alternate Base Rate (the "Alternate Base Rate") or an adjusted Eurodollar Rate (the "Eurodollar Rate"), at the option of the Company, plus the applicable interest margin. The Alternate Base Rate at any time is determined to be the highest of (i) the Federal Effective Funds Rate plus 1/2 of 1% per annum, (ii) the Base CD Rate plus 1% per annum and (iii) The Chase Manhattan Bank's Prime Rate. The applicable interest margin with respect to loans made under the revolving credit facility is 2.50% per annum with respect to loans that accrue interest at the Eurodollar Rate and 1.50% per annum for loans that accrue interest at the Alternate Base Rate. The applicable interest margin with respect to Tranche B term loans is 3.00% per annum for loans that accrue interest at the Eurodollar Rate and 2.00% per annum for loans that accrue interest at the Alternate Base Rate. The effective interest rate on borrowings outstanding at December 28, 1996 was 8.5%.

    The Senior Facility requires that upon a public offering by the Company, Holdings or any subsidiary of the Company of its common or other voting stock, 50% of the net proceeds from such offering (only after the redemption or repurchase or cancellation of the Redeemable Preferred Stock and the redemption of up to 35% of the Notes) is required to be applied toward the prepayment of indebtedness under the Senior Credit Facility. Upon the incurrence of any additional indebtedness (other than indebtedness permitted under the Senior Credit Facility), or upon the receipt of proceeds from certain asset sales and exchanges, 100% of the net proceeds from such incurrence, sale or exchange is required to be so applied. In addition, the Senior Credit Facility requires that either 75% or 50% (depending on certain circumstances) of Excess Cash Flow (as defined in the Senior Credit Facility) is required to be applied toward the prepayment of indebtedness under the Senior Credit Facility. Such prepayments are required to be applied first to the prepayment of the term loans and, second, to reduce permanently the revolving credit commitments. Subject to certain conditions, the Company may, from time to time, make optional prepayments of loans without premium or penalty.

                           THE WILLIAM CARTER COMPANY

NOTE 5--LONG-TERM DEBT: (CONTINUED)

    The loans are collateralized by a first priority interest in substantially all the personal property and certain real property of the Company and a pledge of all the issued and outstanding stock of the Company and its domestic subsidiary, as well as 65% of the issued and outstanding stock of the Company's foreign subsidiaries.

    The Senior Credit Facility imposes certain covenants, requirements, and restrictions on actions by the Company and its subsidiaries that, among other things, restrict: (i) the incurrence and existence of indebtedness; (ii) consolidations, mergers and sales of assets; (iii) the incurrence and existence of liens or other encumbrances; (iv) the incurrence and existence of contingent obligations; (v) the payment of dividends and repurchases of common stock; (vi) prepayments and amendments of certain subordinated debt instruments and equity;
(vii) investments, loans and advances; (viii) capital expenditures; (ix) changes in fiscal year; (x) certain transactions with affiliates; and (xi) changes in lines of business. In addition, the Senior Credit Facility requires that the Company comply with specified financial ratios and tests, including minimum cash flow, a maximum ratio of indebtedness to cash flow and a minimum interest coverage ratio.

    The 10 3/8% Senior Subordinated Notes were issued in November 1996. The proceeds from the Notes were used to repay $90.0 million of Acquisition-related financing and $5.0 million of the Senior Credit Facility term loan. The Notes are uncollateralized.

    Interest will be paid semi-annually on June 1 and December 1 of each year, commencing on June 1, 1997. The Notes will be redeemable, in whole or in part, at the option of the Company on or after December 1, 2001 at the following redemption prices, plus accrued interest to the date of redemption:

YEAR                                                                          REDEMPTION PRICE
----------------------------------------------------------------------------  ----------------
2001........................................................................        105.188%
2002........................................................................        103.458%
2003........................................................................        101.729%
2004 and thereafter.........................................................        100.000%

    The Notes contain provisions and covenants, including limitations on other indebtedness, restricted payments and distributions, sales of assets and subsidiary stock, liens, and certain other transactions.

    Aggregate minimum scheduled maturities of long-term debt during each of the next five fiscal years are as follows ($000): fiscal year ended December 28, 1997--$900; 1998--$900; 1999--$900; 2000--$900; and 2001--$5,400.

NOTE 6--REDEEMABLE PREFERRED STOCK

    On October 30, 1996, the Company authorized and issued 5,000 shares of preferred stock, par value $.01 per share. At December 28, 1996, there were 5,000 shares of Preferred Stock outstanding, all of which were held by Holdings.

    Dividends on the Preferred Stock accrue at a rate of 12% per annum. Dividends are cumulative and are payable when and as declared by the Board of Directors of the Company, out of assets legally available therefor, on May 1 and November 1 of each year, commencing on May 1, 1997. To the extent that dividends are accrued, but have not been declared and paid, such undeclared and unpaid dividends will

                           THE WILLIAM CARTER COMPANY

NOTE 6--REDEEMABLE PREFERRED STOCK (CONTINUED) accrue additional dividends from the date upon which such dividends accrued until the date upon which they are paid at the rate of 14% per annum.

    The shares of Preferred Stock are redeemable at the option of the Company at a redemption price of $4,000 per share plus accrued and unpaid dividends thereon to the date fixed for redemption. If permitted under the Senior Credit Facility and the Indenture, the shares of Preferred Stock may be redeemed in whole, or in not more than two partial redemptions, provided that in the first of such two partial redemptions not less than 50% of the number of shares of Preferred Stock then outstanding shall be redeemed, and that in the second of such two partial redemptions all of the shares of Preferred Stock then outstanding shall be redeemed. On December 15, 2007, the Company is required to redeem all outstanding shares of Preferred Stock at a redemption price of $4,000 per share plus accrued and unpaid dividends. All outstanding shares of Preferred Stock are pledged to collateralize the Company's obligations under the Senior Credit Facility.

    The shares of Preferred Stock have no voting rights, other than as provided by Massachusetts law.

    In the event of liquidation, the holders of the Preferred Stock are entitled to receive out of the assets of the Company available for distribution to shareholders, on a priority basis, the amount of $4,000 per share, plus a sum equal to all dividends on such shares accrued and unpaid.

    The Preferred Stock was issued for $20,000,000 and was recorded net of issuance costs of $2,200,000. The carrying amount is increased by periodic accretion, using the interest method with charges to retained earnings or paid-in capital, so that the carrying amount will equal the mandatory redemption amount, including accrued but undeclared or unpaid dividends, at the mandatory redemption date.

NOTE 7--COMMON STOCK

    At December 28, 1996, the authorized common stock of the Company consists of 1,000 shares of common stock, par value $.01 per share. At December 28, 1996, there were 1,000 shares of Common Stock issued and outstanding, all of which are held of record by Holdings. All outstanding shares of Common Stock are pledged to collateralize the Company's obligations under the Senior Credit Facility. Pursuant to the restrictions contained in the Senior Credit Facility and the Indenture, the Company is not expected to be able to pay dividends on its Common Stock for the foreseeable future, other than certain limited dividends or winding up of the Company. Each share of Common Stock entitles the holder thereof to one vote on all matters to be voted on by shareholders of the Company. In the event of a liquidation, the holders of the Common Stock are entitled to share in the remaining assets of the Company after payment of all liabilities and after satisfaction of all liquidation preferences payable to the holders of Preferred Stock.

NOTE 8--PREDECESSOR CAPITAL STOCK:

    At December 30, 1995 and until October 30, 1996, the Company had outstanding 50,000 shares of Series A preferred stock, $.01 par value per share, carried at $50 million; 10,000 shares of Class A Common, $.01 par value per share; 10,000 shares of Class B Common, $.01 par value per share; 2,785 shares of Class C Common; and $92.4 million of additional paid-in-capital. In conjunction with the Acquisition, cumulative dividends totalling $2.8 million on the Series A preferred, and $4.2 million guaranteed-yield dividends on the common were required to be paid to the respective stockholders, and all shares were acquired and retired.

                           THE WILLIAM CARTER COMPANY

NOTE 9--EMPLOYEE BENEFIT PLANS:

    The Company offers a comprehensive plan to current and certain future retirees and their spouses until they become eligible for Medicare and a Medicare Supplement plan. The Company also offers life insurance to current and certain future retirees. Employee contributions are required as a condition of participation for both medical benefits and life insurance, and the Company's liabilities are net of these employee contributions.

    The following table sets forth the components of the accumulated postretirement benefit obligation (APBO) at December 28, 1996 ($000):

Retirees............................................................  $   5,527
Actives ineligible to retire........................................      2,552
Actives eligible to retire..........................................        406
                                                                      ---------
Total APBO..........................................................  $   8,485
                                                                      ---------
                                                                      ---------

    The funded status of the plan is reconciled to the accrued postretirement benefit liability recognized in the accompanying consolidated balance sheet at December 28, 1996 as follows ($000):

Total APBO..........................................................  $   8,485
Plan assets at fair value...........................................     --
Unrecognized net loss...............................................         56
                                                                      ---------
Accrued postretirement benefit liability............................  $   8,541
                                                                      ---------
                                                                      ---------

    Net periodic postretirement benefit cost (NPPBC) charged to operations for the predecessor period from December 31, 1995 through October 29, 1996 and successor period from October 30, 1996 through December 28, 1996 included the following components ($000):

                                                             PREDECESSOR           SUCCESSOR
                                                             PERIOD FROM          PERIOD FROM
                                                          DECEMBER 31, 1995    OCTOBER 30, 1996
                                                               THROUGH              THROUGH
                                                          OCTOBER 29, 1996     DECEMBER 28, 1996
                                                         -------------------  -------------------
Service cost...........................................       $     100            $      21
Interest cost..........................................             482                   95
Amortization of transition obligation..................             318               --
Amortization of net loss...............................              45               --
                                                                  -----                -----
Total NPPBC............................................       $     945            $     116
                                                                  -----                -----
                                                                  -----                -----

    The discount rate used in determining the APBO was 7.0% as of December 28, 1996. In conjunction with purchase accounting for the Acquisition, the Company was required to record a liability on its balance sheet for the accumulated postretirement benefit obligation at the Acquisition date. Accordingly, net periodic postretirement benefit cost for the Successor is not comparable to that for the Predecessor. The effects on the Company's plan of all future increases in health care cost are borne by employees; accordingly, increasing medical costs are not expected to have any material effect on the Company's future financial results.

                           THE WILLIAM CARTER COMPANY

NOTE 9--EMPLOYEE BENEFIT PLANS: (CONTINUED)
    The Company has an obligation under a defined benefit plan covering certain former officers. At December 28, 1996, the present value of the estimated remaining payments under this plan was approximately $1.8 million and is included in other long-term liabilities.

    Prior to the Acquisition, the Company also maintained a Management Equity Participation Plan ("MEPP") and a Long Term Incentive Plan ("LTIP") for executive and other key salaried employees. These plans were terminated in conjunction with the Acquisition. Expense related to these two plans for the Predecessor period totalled $4.9 million, including $3.3 million triggered as a result of the Acquisition.

NOTE 10--MANAGEMENT STOCK INCENTIVE PLAN:

    Upon consummation of the Acquisition, Holdings adopted a Management Stock Incentive Plan in order to provide incentives to employees and directors of Holdings and the Company by granting them awards tied to Class C stock of Holdings. In October 1996, Holdings granted options to purchase up to 75,268 shares of its Class C stock to certain employees of the Company, all of which remain outstanding as of December 28, 1996. The exercise price of each such option is $60.00 per share, which is the same price per share paid by existing holders of Holdings' Class C stock, and which is deemed to be the fair market value of the Company's common stock at the time the options were granted. Accordingly, no compensation expense has been recognized on these options in the statement of operations for the Successor period. The options granted vest ratably over the next five years and contingent upon the Company meeting specific earnings targets, with weighted average remaining contractual lives of approximately ten years at December 28, 1996. No options were exercisable as of December 28, 1996.

    The fair value of each granted option, at the date of grant, has been estimated to be $29.50. This was estimated using a minimum value method, at a risk free interest rate assumption of 7.0%, expected life of ten years, and no expected dividends.

    If the fair value based method required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," had been applied, there would have been no compensation cost associated with these option grants for the Successor period and the Company's net income for the Successor period would have been unchanged.

NOTE 11--INCOME TAXES:

    The provision for income taxes consisted of the following ($000):

                                                            PREDECESSOR          SUCCESSOR
                                                            PERIOD FROM         PERIOD FROM
                                                         DECEMBER 31, 1995   OCTOBER 30, 1996
                                                              THROUGH             THROUGH
                                                         OCTOBER 29, 1996    DECEMBER 28, 1996
                                                         -----------------  -------------------
Current tax provision (benefit):
  Federal..............................................      $    (484)          $  --
  State................................................            (12)             --
                                                                ------               -----
      Total current provision (benefit)................           (496)             --
                                                                ------               -----
Deferred tax provision:
  Federal..............................................          2,121                 188
  State................................................            260                  24
                                                                ------               -----
      Total deferred provision.........................          2,381                 212
                                                                ------               -----
      Total provision..................................      $   1,885           $     212
                                                                ------               -----
                                                                ------               -----

                           THE WILLIAM CARTER COMPANY

NOTE 11--INCOME TAXES: (CONTINUED)
    Components of net deferred tax assets and liabilities are as follows, at December 28, 1996 ($000):

Deferred tax assets:
  Accounts receivable allowance.............................     $   1,279
  Inventory valuation.......................................         7,740
  Liability accruals........................................         6,659
  Deferred employee benefits................................         3,820
  Loss and tax credit carryforwards.........................         1,149
  Other.....................................................           808
                                                                   -------
      Total deferred tax assets.............................     $  21,455
                                                                   -------
Deferred tax liabilities
  Tradename.................................................     $  36,846
  Depreciation..............................................         8,788
  Deferred employee benefits................................         1,733
  Other.....................................................           447
                                                                   -------
      Total deferred tax liabilities........................     $  47,814
                                                                   -------
                                                                   -------

    The difference between the Company's effective income tax rate and the federal statutory tax rate is reconciled below:

                                                                                  PREDECESSOR             SUCCESSOR
                                                                                  PERIOD FROM            PERIOD FROM
                                                                               DECEMBER 31, 1995      OCTOBER 30, 1996
                                                                                    THROUGH                THROUGH
                                                                               OCTOBER 29, 1996       DECEMBER 28, 1996
                                                                             ---------------------  ---------------------
Statutory federal income tax rate..........................................               34%                    34%
State income taxes, net of federal income tax benefit......................               11                      3
Non-deductible Acquisition costs...........................................               77                 --
Goodwill amortization......................................................           --                         11
Non-taxable foreign income.................................................               (3)                    (2)
Other......................................................................                6                     (2)
                                                                                         ---                    ---
Total......................................................................              125%                    44%
                                                                                         ---                    ---
                                                                                         ---                    ---

                           THE WILLIAM CARTER COMPANY

NOTE 12--LEASE COMMITMENTS:

    Annual rent expense under operating leases was $10,902 and $2,148 in the Predecessor and Successor periods, respectively. Minimum annual rental commitments under current noncancelable operating leases as of December 28, 1996 were as follows ($000):

                                                      BUILDINGS,
                                                       PRIMARILY                                           TOTAL
                                                        RETAIL     TRANSPORTATION    DATA PROCESSING   NONCANCELABLE
YEAR                                                    STORES        EQUIPMENT         EQUIPMENT         LEASES
----------------------------------------------------  -----------  ---------------  -----------------  -------------
1997................................................   $  10,905      $     544         $     180        $  11,629
1998................................................       8,254            262               180            8,696
1999................................................       6,359            157            --                6,516
2000................................................       4,125             96            --                4,221
2001................................................       2,193             40            --                2,233
Thereafter..........................................       2,445         --                --                2,445
                                                      -----------        ------             -----      -------------
Total...............................................   $  34,281      $   1,099         $     360        $  35,740
                                                      -----------        ------             -----      -------------
                                                      -----------        ------             -----      -------------

NOTE 13--OTHER CURRENT LIABILITIES:

    Other current liabilities as of December 28, 1996 consisted of the following ($000):

Accrued liability for retail store closures.................     $   6,000
Accrued liability for plant closures........................         3,000
Accrued income taxes........................................         4,477
Accrued workers compensation................................         3,000
Accrued incentive compensation..............................         2,400
Other current liabilities...................................        13,478
                                                                   -------
                                                                 $  32,355
                                                                   -------
                                                                   -------

NOTE 14--VALUATION AND QUALIFYING ACCOUNTS:

    Information regarding valuation and qualifying accounts for the Predecessor and Successor periods are as follows ($000):

                                                                                                   ALLOWANCE FOR
                                                                                                 DOUBTFUL ACCOUNTS
                                                                                                 -----------------
Predecessor:
Balance, December 30, 1995.....................................................................      $   2,888
  Additions, charged to expense................................................................            408
  Writeoffs....................................................................................           (772)
                                                                                                        ------
Balance, October 29, 1996......................................................................      $   2,524
                                                                                                        ------
                                                                                                        ------
Successor:
Balance, October 30, 1996......................................................................      $   2,524
  Additions, charged to expense................................................................            156
  Recoveries...................................................................................             11
                                                                                                        ------
Balance, December 28, 1996.....................................................................      $   2,691
                                                                                                        ------
                                                                                                        ------

                           THE WILLIAM CARTER COMPANY

NOTE 15--RELATED PARTY TRANSACTIONS:

    In connection with the Acquisition, Invifin SA ("Invifin"), an affiliate of Investcorp, received a fee of $2.2 million. Also in connection with the Acquisition, the Company paid Investcorp International, Inc. ("International") advisory fees aggregating $2.25 million. Holdings also paid $1.5 million to Invifin in fees in connection with providing a standby commitment to fund the Acquisition. In connection with the closing of the Acquisition, the Company entered into an agreement for management advisory and consulting services (the "Management Agreement") with International pursuant to which the Company agreed to pay International $1.35 million per annum for a five-year term. At the closing of the Acquisition, the Company prepaid International $4.05 million for the first three years of the term of the Management Agreement in accordance with its terms.

    In October 1996, the Company made a $1.5 million loan to an officer of the Company. The loan has a term of five years, is collateralized by the officer's stock of Holdings and bears interest at 6.49%, compounded semi-annually. The loan is prepayable with the proceeds of any disposition of his stock in Holdings.

NOTE 16--DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

    At December 28, 1996, the carrying value of the Company's debt is deemed to approximate its fair value, since the terms of such debt, including interest rates, are variable with market rates and/or were recently negotiated.

NOTE 17--SUBSEQUENT EVENT:

    In February 1997, the Company filed a registration statement on Form S-4 with the Securities and Exchange Commission related to an Exchange Offer for $100,000,000 of 10 3/8% Series A Senior Subordinated Notes for a like amount of the 10 3/8% Senior Subordinated Notes issued in the November 1996 private placement.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of The William Carter Company

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of The William Carter Company and its subsidiaries at December 30, 1995 and the results of their operations and their cash flows for the fiscal years ended December 31, 1994 and December 30, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP
Stamford, Connecticut

February 16, 1996

                           THE WILLIAM CARTER COMPANY

                           CONSOLIDATED BALANCE SHEET

                             (DOLLARS IN THOUSANDS)

                                                                                                      DECEMBER 30,
                                                                                                          1995
                                                                                                      ------------
ASSETS
Current assets:
  Cash and cash equivalents.........................................................................   $    2,865
  Accounts receivable, net of allowances for doubtful accounts of $2,888............................       14,694
  Inventories.......................................................................................       94,428
  Prepaid expenses and other current assets.........................................................        6,206
                                                                                                      ------------
      Total current assets..........................................................................      118,193
Property, plant and equipment, net..................................................................       46,785
Other assets........................................................................................        2,238
                                                                                                      ------------
                                                                                                       $  167,216
                                                                                                      ------------
                                                                                                      ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt..............................................................   $    5,143
  Accounts payable..................................................................................       10,947
  Other current liabilities.........................................................................       17,510
                                                                                                      ------------
      Total current liabilities.....................................................................       33,600
Long-term debt......................................................................................       82,352
Other long-term liabilities.........................................................................        5,942
                                                                                                      ------------
      Total liabilities.............................................................................      121,894
                                                                                                      ------------
Stockholders' equity:
  Preferred stock, Series A, par value $.01 per share, 50,000 shares authorized and outstanding.....       50,000
  Common stock, Class A, 100,000 shares authorized, 10,000 shares issued and outstanding, par value
    $.01 per share..................................................................................       --
  Common stock, Class B, 100,000 shares authorized, 10,000 shares issued and outstanding, par value
    $.01 per share..................................................................................       --
  Common stock, Class C, 100,000 shares authorized, 2,785 issued and outstanding....................       --
  Capital in excess of par value....................................................................       92,379
  Accumulated deficit...............................................................................      (97,057)
                                                                                                      ------------
      Total stockholders' equity....................................................................       45,322
                                                                                                      ------------
                                                                                                       $  167,216
                                                                                                      ------------
                                                                                                      ------------

               The accompanying notes are an integral part of the
                       consolidated financial statements

                           THE WILLIAM CARTER COMPANY

                        CONSOLIDATED STATEMENT OF INCOME

                             (DOLLARS IN THOUSANDS)

                                                                                       FOR THE FISCAL YEAR ENDED
                                                                                       --------------------------
                                                                                       DECEMBER 31,  DECEMBER 30,
                                                                                           1994          1995
                                                                                       ------------  ------------
Net sales............................................................................   $  271,549    $  295,431
Cost of goods sold...................................................................      175,244       191,105
                                                                                       ------------  ------------
Gross profit.........................................................................       96,305       104,326
Selling, general and administrative..................................................       77,472        83,223
                                                                                       ------------  ------------
Operating income.....................................................................       18,833        21,103
Interest expense.....................................................................        6,445         7,849
                                                                                       ------------  ------------
Income before income taxes...........................................................       12,388        13,254
Provision for income taxes...........................................................        4,000         5,179
                                                                                       ------------  ------------
Net income...........................................................................   $    8,388    $    8,075
                                                                                       ------------  ------------
                                                                                       ------------  ------------

               The accompanying notes are an integral part of the
                       consolidated financial statements

                           THE WILLIAM CARTER COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                        FOR THE FISCAL YEAR ENDED
                                                                                       ---------------------------
                                                                                       DECEMBER 31,   DECEMBER 30,
                                                                                           1994           1995
                                                                                       -------------  ------------
Cash flows from operating activities:
  Net income.........................................................................    $   8,388     $    8,075
  Adjustments to reconcile net income to net cash provided
    by operating activities:
      Depreciation and amortization..................................................        6,915          7,737
      Deferred income tax benefit....................................................       (1,407)          (465)
      (Gain) loss on disposal of assets..............................................          189            (40)
      Compensation charge on stock issued to employees...............................       --                276
  Changes in assets and liabilities:
    (Increase) decrease in assets:
      Accounts receivable............................................................          744         (3,878)
      Inventories....................................................................       (5,459)       (28,099)
      Prepaid expenses and other current assets......................................          382          1,641
    Increase in liabilities:
      Accounts payable...............................................................        1,914          3,981
      Other current liabilities......................................................        1,131          3,431
      Other long-term liabilities....................................................        1,846          1,825
                                                                                       -------------  ------------
          Net cash provided by (used in) operating activities........................       14,643         (5,516)
                                                                                       -------------  ------------
Cash flows from investing activities:
  Proceeds from sale of assets.......................................................           70            346
  Capital expenditures...............................................................      (10,996)       (13,715)
                                                                                       -------------  ------------
          Net cash used in investing activities......................................      (10,926)       (13,369)
                                                                                       -------------  ------------
Cash flows from financing activities:
  Borrowings under revolving credit facility.........................................       --             19,000
  Payments under term loan and subordinated note agreements..........................       (1,243)        (2,732)
  Payments of industrial revenue bond................................................         (503)          (433)
  Preferred stock dividend...........................................................       --             (1,678)
                                                                                       -------------  ------------
          Net cash (used in) provided by financing activities........................       (1,746)        14,157
                                                                                       -------------  ------------
Net increase (decrease) in cash and cash equivalents.................................        1,971         (4,728)
Cash and cash equivalents at beginning of period.....................................        5,622          7,593
                                                                                       -------------  ------------
Cash and cash equivalents at end of period...........................................    $   7,593     $    2,865
                                                                                       -------------  ------------
                                                                                       -------------  ------------

                 The accompanying notes are an integral part of
                     the consolidated financial statements

                           THE WILLIAM CARTER COMPANY

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                         SERIES A     CLASS A      CLASS B      CLASS C      CAPITAL IN
                                         PREFERRED    COMMON       COMMON       COMMON         EXCESS       ACCUMULATED
                                           STOCK       STOCK        STOCK        STOCK      OF PAR VALUE      DEFICIT       TOTAL
                                         ---------  -----------  -----------  -----------  ---------------  ------------  ---------
BALANCE AT JANUARY 1, 1994.............  $  50,000      --           --           --          $  92,103     $   (111,842) $  30,261
Net income.............................     --          --           --           --             --                8,388      8,388
                                         ---------       -----        -----        -----        -------     ------------  ---------
BALANCE AT DECEMBER 31, 1994...........     50,000      --           --           --             92,103         (103,454)    38,649
Preferred stock dividend...............     --          --           --           --             --               (1,678)    (1,678)
Issuance of Class C common stock to
  employees............................     --          --           --           --                276          --             276
Net income.............................     --          --           --           --             --                8,075      8,075
                                         ---------       -----        -----        -----        -------     ------------  ---------
BALANCE AT DECEMBER 30, 1995...........  $  50,000   $  --        $  --        $  --          $  92,379     $    (97,057) $  45,322
                                         ---------       -----        -----        -----        -------     ------------  ---------
                                         ---------       -----        -----        -----        -------     ------------  ---------

   The accompanying notes are an integral part of the consolidated financial statements

                           THE WILLIAM CARTER COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             (DOLLARS IN THOUSANDS)

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    The William Carter Company (the "Company") is a United States based manufacturer and marketer of premier branded childrenswear under the Carter's and Baby Dior labels. The Company manufactures its products in plants located in the southern United States, Costa Rica and the Dominican Republic.
Products are manufactured for wholesale distribution to major domestic retailers, and for the Company's more than 120 retail outlet stores that market its brand name merchandise and certain products manufactured by other companies. Approximately 56.5% of the Company's 1995 net sales were wholesale and 43.5% were retail.

    PRINCIPLES OF CONSOLIDATION:

    Effective January 1, 1995, Carter Holdings Corp., the former parent company, was merged into the Company. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

    FISCAL YEAR:

    The Company's fiscal year ends on the Saturday in December or January nearest the last day of December. The fiscal years ended December 31, 1994 and December 30, 1995 each contain 52 weeks.

    REVENUE RECOGNITION:

    Revenues from the Company's wholesale operations are recognized upon shipment; revenues from retail operations are recognized at point of sale.

    CASH AND CASH EQUIVALENTS:

    The Company considers all highly liquid investments that have original maturities of three months or less to be cash equivalents.

    INVENTORIES:

    Inventories are stated at the lower of cost (first-in, first-out basis for wholesale inventories and retail method for retail inventories) or market.

    PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment are stated at cost. When fixed assets are sold or otherwise disposed, the accounts are relieved of the original costs of the assets and the related accumulated depreciation and any resulting profit or loss is credited or charged to income. For financial reporting purposes, depreciation is computed on the straight-line method over the estimated useful lives of the assets as follows: buildings-- 15 to 50 years; and machinery and equipment--4 to 10 years. Leasehold improvements are amortized over the lesser of the asset life or related lease term.

    DEBT ISSUE COSTS:

    Debt issue costs are deferred and amortized over a five year period ending in fiscal year 1996. Amortization approximated $400 in fiscal 1994 and 1995.

                           THE WILLIAM CARTER COMPANY

                             (DOLLARS IN THOUSANDS)

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(CONTINUED)
    INCOME TAXES:

    The Company accounts for income taxes under the provisions of FASB Statement No. 109, "Accounting for Income Taxes" (FAS 109). In accordance with FAS 109, the deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. The provision for income taxes is the sum of the amount of income taxes paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year and the net change during the year in the Company's deferred tax assets and liabilities.

    SUPPLEMENTAL CASH FLOWS INFORMATION:

    Interest paid in cash approximated $5,840 and $7,323 for the fiscal years ended December 31, 1994 and December 30, 1995, respectively. Income taxes paid in cash approximated $5,342 and $4,212 in fiscal 1994 and 1995 respectively.

    USE OF ESTIMATES IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL
     STATEMENTS:

    The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2--INVENTORIES:

    Inventories at December 30, 1995 consisted of the following:

Finished goods..................................................   $  61,032
Work in process.................................................      20,402
Raw materials and supplies......................................      12,994
                                                                  -----------
                                                                   $  94,428
                                                                  -----------
                                                                  -----------

NOTE 3--FIXED ASSETS:

    Fixed assets at December 30, 1995 consisted of the following:

Land, buildings and improvements................................   $  19,218
Machinery and equipment.........................................      64,476
                                                                  -----------
                                                                      83,694
Accumulated depreciation and amortization.......................     (36,909)
                                                                  -----------
                                                                   $  46,785
                                                                  -----------
                                                                  -----------

                           THE WILLIAM CARTER COMPANY

                             (DOLLARS IN THOUSANDS)

NOTE 4--LONG-TERM DEBT:

    Long-term debt at December 30, 1995 consisted of the following:

                                                                                  DECEMBER 30,
                                                                                      1995
                                                                                  ------------
Term loan.......................................................................   $   46,962
Revolving credit facility.......................................................       19,000
Senior subordinated note--prime plus 1%.........................................        4,485
Subordinated note--prime plus 1%................................................       15,702
Industrial revenue bond, interest at 90-day CD rate, payable in installments
  through 1999..................................................................        1,346
                                                                                  ------------
                                                                                       87,495
Current maturities..............................................................       (5,143)
                                                                                  ------------
                                                                                   $   82,352
                                                                                  ------------
                                                                                  ------------

    The revolving credit facility provides for maximum borrowings of $30,000, of which $19,000 was outstanding as of December 30, 1995. The facility has a sublimit of $5,000 for letters of credit, of which $3,868 and $3,306 were used for letters of credit as of December 31, 1994 and December 30, 1995, respectively. Interest on the term loan and revolving credit facilities is payable at the greater of the lender's prime rate or the federal funds rate plus 50 basis points, plus an additional margin percentage. Each $5,000 repayment of the term loan facility results in a 20 basis point reduction in the margin until the margin reaches zero. As of December 30, 1995, the interest rate on the term loan and revolving credit facility was equal to the prime rate plus 60 basis points.

    Amounts drawn under the revolving credit facility may not exceed the borrowing base (as defined) calculated by reference to certain percentages of eligible accounts receivable and eligible inventory. Prepayments of the term loan are required to be made from the net cash proceeds realized from sales of assets, other than inventory sold in the normal course of business.

    The facilities agreement contains various covenants which require the Company to meet certain defined financial tests including net worth, current ratio, capital expenditures, interest coverage ratio, a debt to worth ratio and dividend restrictions. The agreement is collateralized by all assets of the Company.

    Interest on the senior subordinated note and the subordinated note is payable on a semi-annual basis. Interest on the subordinated note is payable at the rate of prime plus 1%, but may not exceed 14%.

    Principal payments on the term loan, senior subordinated note and the subordinated note are required to be made in fiscal 1994 through 1996 from the excess cash flows (as defined) generated in each of the preceding fiscal years. Cash flow payments will be allocated on a pro rata basis based on the outstanding balances of the three classes of debt. Principal payments equal to 75% of defined excess cash flows for the preceding fiscal year are required to be made on or before April 30 of the subsequent year. There was no defined excess cash flow generated in fiscal 1995.

    The term loan must be reduced by a minimum of $5,000 each year from 1994 to 1996. As of December 30, 1995, the term loan has been reduced by payments of $12,790, of which $10,290 qualifies toward minimum payments due under the agreement. If in any one year the Company is unable to meet its minimum payment, it will be given credit toward the shortfall for any defined excess cash flow payments

                           THE WILLIAM CARTER COMPANY

                             (DOLLARS IN THOUSANDS)

NOTE 4--LONG-TERM DEBT: (CONTINUED)
made in prior years above minimum payments for those years. The Company can, at any time, prepay without penalty indebtedness under the term loan and revolving credit facilities. The revolving credit and term loan facilities agreement expires on December 31, 1996, by which time management expects to have refinancing in place. The subordinated notes are due on December 31, 2001.

    Aggregate minimum scheduled maturities of long-term debt during each of the next five fiscal years are as follows: fiscal year ended December 28, 1996--$5,143; 1997--$61,685; 1998--$433; 1999--$47, and 2000--$0.

    Industrial revenue bond financing was obtained in connection with the construction of a distribution facility. Financing of $6,500 originally available under this agreement has been expended and the obligation is secured by the related building, machinery and equipment.

    FASB Statement No. 107, "Disclosure about Fair Value of Financial Instruments," requires the Company to estimate and disclose, if practicable, the fair value of its long-term debt. The Company has disclosed the carrying amounts, interest rates and maturity dates of its long-term debt. Management estimates that the aggregate fair value of these obligations and other financial instruments approximates their aggregate carrying value.

NOTE 5--CAPITAL STOCK:

    For each of Class A and Class B common stock, 100,000 shares of stock, par value $.01 per share, are authorized. There were 10,000 shares each of Class A and Class B common stock issued and outstanding at the end of fiscal 1995. The holders of Class A and Class B common stock are entitled to four votes per share and one vote per share, respectively.

    In January 1995, 100,000 shares of Class C non-voting common stock, par value $.01 per share, were authorized of which 2,785 shares were issued to participants in the Management Equity Participation Plan (see Note 6).

    As of the end of fiscal 1995, 50,000 shares of non-voting Series A preferred stock, par value $.01 per share, were authorized, issued and outstanding. Dividends on Series A preferred stock are payable on May 31 of each year, commencing May 31, 1995, and will be equal to the lesser of (1) 20% of consolidated net income for the preceding fiscal year or (2) 5% of the liquidation value of all preferred stock; such dividends are cumulative. The dividend payable on May 31, 1996, calculated based on 1995 consolidated net income, will be $1,615. The dividend paid on May 31, 1995 was $1,678.

NOTE 6--EMPLOYEE BENEFIT PLANS:

    The Company offers a comprehensive plan to current and certain future retirees and their spouses until they become eligible for Medicare and a Medicare Supplement plan. The Company also offers life insurance to current and certain future retirees. Employee contributions are required as a condition of participation for both medical benefits and life insurance, and the Company's liabilities are net of these employee contributions.

                           THE WILLIAM CARTER COMPANY

                             (DOLLARS IN THOUSANDS)

NOTE 6--EMPLOYEE BENEFIT PLANS: (CONTINUED)
    The following table sets forth the components of the accumulated postretirement benefit obligation (APBO) as of December 30, 1995:

                                                                                  DECEMBER 30,
                                                                                      1995
                                                                                  -------------
Retirees........................................................................    $   5,748
Actives ineligible to retire....................................................        2,300
Actives eligible to retire......................................................          590
Disableds.......................................................................       --
                                                                                       ------
Total APBO......................................................................    $   8,638
                                                                                       ------
                                                                                       ------

    The funded status of the plan is reconciled to the accrued postretirement benefit liability recognized in the accompanying consolidated balance sheet:

                                                                                  DECEMBER 30,
                                                                                      1995
                                                                                  ------------
Total APBO......................................................................   $    8,638
Plan assets at fair value.......................................................       --
Unrecognized transition obligation..............................................       (6,485)
Unrecognized net loss...........................................................       (1,353)
                                                                                  ------------
Accrued postretirement benefit liability........................................   $      800
                                                                                  ------------
                                                                                  ------------

    Net periodic postretirement benefit cost (NPPBC) charged to operations for fiscal 1994 and 1995 included the following components:

                                                                               1994       1995
                                                                             ---------  ---------
Service cost...............................................................  $     116  $     121
Interest cost..............................................................        539        577
Amortization of transition obligation......................................        381        381
Amortization of net loss...................................................     --             54
                                                                             ---------  ---------
Total NPPBC................................................................  $   1,036  $   1,133
                                                                             ---------  ---------
                                                                             ---------  ---------

    The discount rate used in determining the APBO was 7.0% as of December 30, 1995. The effects on the Company's plan of all future increases in health care cost are borne by employees; accordingly, increasing medical costs are not expected to have any material effect on the Company's future financial results.

    The Company has an obligation under a defined benefit plan covering certain former officers. At December 30, 1995, the present value of the estimated remaining payments under this plan was approximately $1,934.

    The Company also maintains a Management Equity Participation Plan ("MEPP") and Long Term Incentive Plan ("LTIP") for executive and other key salaried employees. Long-term liabilities under these plans as of December 30, 1995 were $1,976 and $2,908, respectively. In 1995, the Board of Directors

                           THE WILLIAM CARTER COMPANY

                             (DOLLARS IN THOUSANDS)

NOTE 6--EMPLOYEE BENEFIT PLANS: (CONTINUED) capped the amount payable under the MEPP at $5,000, and approved the issuance to plan participants of 2,785 shares of Class C common stock of the Company (see
Note 5).

    Distributions under the MEPP are payable upon a "trigger event" (as defined) which includes, among other things, the sale of the Company. In the absence of a trigger event, distributions to MEPP participants are payable upon the later of age 62 or January 1, 2002. LTIP awards are determined annually based on five percent of the Company's earnings before interest and taxes. Cumulative LTIP awards will be distributed to plan participants in 1997.

NOTE 7--INCOME TAXES:

    The provision for income taxes for fiscal years 1994 and 1995 consisted of the following:

                                                                    FOR THE FISCAL YEAR ENDED
                                                                   ---------------------------
                                                                   DECEMBER 31,  DECEMBER 30,
                                                                       1994          1995
                                                                   ------------  -------------
Current tax provision:
  Federal........................................................   $    4,387     $   4,612
  State..........................................................        1,020         1,032
                                                                   ------------       ------
      Total current..............................................        5,407         5,644
Deferred tax provision (benefit):
  Federal........................................................       (1,407)         (372)
  State..........................................................       --               (93)

Deferred tax benefit.............................................       (1,407)         (465)
                                                                   ------------       ------
      Total provision............................................   $    4,000     $   5,179
                                                                   ------------       ------
                                                                   ------------       ------

    Temporary differences which give rise to deferred tax assets and liabilities at December 30, 1995 are as follows:

Deferred tax assets:
  Inventory valuation...........................................   $   4,801
  Accrued liabilities...........................................       2,426
  Accounts receivable allowance.................................       1,376
  State taxes...................................................         481
  Debt issue costs..............................................         265
  Deferred compensation.........................................       2,459
                                                                  -----------
      Total deferred tax assets.................................      11,808
                                                                  -----------
Deferred tax liabilities
  Depreciation..................................................       7,746
  Deferred employee benefits....................................       2,190
                                                                  -----------
      Total deferred tax liabilities............................       9,936
                                                                  -----------
      Net deferred tax assets...................................   $   1,872
                                                                  -----------
                                                                  -----------

                           THE WILLIAM CARTER COMPANY

                             (DOLLARS IN THOUSANDS)

NOTE 7--INCOME TAXES: (CONTINUED)
    Deferred tax assets are included in the accompanying consolidated balance sheet under the caption "other assets." The deferred tax asset at the beginning of 1994 was fully offset by a valuation allowance. The valuation allowance was released during 1994 based on the Company's sustained profitability.

    The difference between the Company's effective income tax rate and the federal statutory tax rate is reconciled below:

                                                                                          FOR THE FISCAL YEAR ENDED
                                                                                       --------------------------------
                                                                                        DECEMBER 31,     DECEMBER 30,
                                                                                            1994             1995
                                                                                       ---------------  ---------------
Statutory federal income tax rate....................................................          35.0%            35.0%
State income taxes, net of federal income tax benefit................................           5.4              4.6
Alternative minimum tax..............................................................          (1.7)          --
Valuation allowance reversal, net....................................................          (5.4)          --
Jobs tax credit......................................................................          (1.6)            (0.7)
Other................................................................................           0.6              0.2
                                                                                                ---              ---
Total................................................................................          32.3%            39.1%
                                                                                                ---              ---
                                                                                                ---              ---

NOTE 8--LEASE COMMITMENTS:

    Annual rent expense under operating leases was $9,653 and $11,228 in fiscal 1994 and 1995, respectively. Minimum annual rental commitments under current noncancelable operating leases as of December 30, 1995 were as follows:

                                                      BUILDINGS,
                                                       PRIMARILY                                          TOTAL
                                                        RETAIL     TRANSPORTATION   DATA PROCESSING   NONCANCELABLE
YEAR                                                    STORES       EQUIPMENT         EQUIPMENT         LEASES
----------------------------------------------------  -----------  --------------  -----------------  -------------
1996................................................   $  10,893     $      490        $     262        $  11,645
1997................................................       9,388            469               --            9,857
1998................................................       7,057            206               --            7,263
1999................................................       5,122            110               --            5,232
2000................................................       2,878             50               --            2,928
Thereafter..........................................       3,806             --               --            3,806
                                                      -----------       -------            -----      -------------
Total...............................................   $  39,144     $    1,325        $     262        $  40,731
                                                      -----------       -------            -----      -------------
                                                      -----------       -------            -----      -------------

NOTE 9--OTHER CURRENT LIABILITIES:

    Other current liabilities at December 30, 1995 consisted of the following:

Accrued income taxes payable.................................    $   5,962
Accrued health insurance.....................................        3,082
Accrued incentive compensation...............................        1,753
Other current liabilities....................................        6,713
                                                               -------------
                                                                 $  17,510
                                                               -------------
                                                               -------------

                           THE WILLIAM CARTER COMPANY

                             (DOLLARS IN THOUSANDS)

NOTE 10--VALUATION AND QUALIFYING ACCOUNTS:

    Information regarding valuation and qualifying accounts for fiscal years 1994 and 1995 are as follows:

                                                                             ALLOWANCE FOR
                                                                           DOUBTFUL ACCOUNTS
                                                                         ---------------------
Balance at January 1, 1994.............................................        $   2,535
  Additions, charged to expense........................................              622
  Writeoffs............................................................           (1,006)
                                                                                 -------
Balance at December 31, 1994...........................................        $   2,151
                                                                                 -------
                                                                                 -------

Balance at December 31, 1994...........................................        $   2,151
  Additions, charged to expense........................................              653
  Recoveries...........................................................               84
                                                                                 -------
Balance at December 30, 1995...........................................        $   2,888
                                                                                 -------
                                                                                 -------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              -------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................     2
Summary...................................................................     3
Risk Factors..............................................................    13
Use of Proceeds...........................................................    17
The Acquisition...........................................................    18
Capitalization............................................................    19
Unaudited Pro Forma Condensed Consolidated Financial Statements...........    20
Selected Historical and Pro Forma Financial
  Data....................................................................    24
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................    27
The Exchange Offer........................................................    33
Business..................................................................    39
Management................................................................    50
Ownership of Voting Securities............................................    55
Certain Transactions......................................................    56
Capital Structure.........................................................    56
Description of Notes......................................................    60
Certain Federal Income Tax Considerations.................................    87
Plan of Distribution......................................................    88
Legal Matters.............................................................    88
Experts...................................................................    88
Index to Consolidated Financial Statements................................   F-1

                              -------------------


    UNTIL JULY 3, 1997 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS
IN THE NOTES, WHETHER OR NOT PARTICIPATING IN THE ORIGINAL DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                 --------------
                                   PROSPECTUS
                                 --------------

                                  $100,000,000

                           THE WILLIAM CARTER COMPANY

                                10 3/8% SERIES A
                           SENIOR SUBORDINATED NOTES
                                    DUE 2006


                                 APRIL 4, 1997


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS
    Section 13 of Chapter 156B of the Massachusetts Business Corporation Law (the "MBCL") authorizes a Massachusetts corporation to include a provision in its articles of organization limiting or eliminating the personal liability of its directors to the corporation and its shareholders for monetary damages for breach of the directors' fiduciary duty of care except for (i) any breach of the directors' duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases, redemptions, loans or other distributions and (iv) any transaction from which the director derived an improper personal benefit. Although Section 13 of Chapter 156B of the MBCL does not change a director's duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Company's Articles of Organization includes a provision which limits or eliminates the personal liability of its directors to the fullest extent permitted by Section 13 of Chapter 156B of the MBCL.
    The Company's Bylaws provide, in effect, that, to the fullest extent under the circumstances permitted by Section 67 of Chapter 156B of the MBCL, the Company will indemnify against any expense, liability and loss (including attorneys' fees) any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee, agent, partner or trustee of another corporation or enterprise. Under Section 67 of Chapter 156B of the MBCL, no indemnification shall be provided for any person with respect to any matter as to which such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that their action was in the best interest of the Company. The inclusion of these indemnification provisions in the Company's Bylaws is intended to enable the Company to attract qualified persons to serve as directors and officers who might otherwise be reluctant to do so. The Company is also required, under certain circumstances, to advance expenses to an indemnitee.
ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
    (a) Exhibits:


  EXHIBIT
  NUMBER     DESCRIPTION OF EXHIBITS
-----------  --------------------------------------------------------------------------------------------------------
        *2   Agreement of Merger between TWCC Acquisition Corp. and the Company, dated September 18, 1996.
      *3.1   Amended and Restated Articles of Organization of the Company.
      *3.2   Articles of Merger of the Company.
      *3.3   By-laws of the Company.
      *3.4   Certificate of Designation relating to the Preferred Stock of the Company, dated October 30, 1996
             (included in Exhibit 3.2).
      *4.1   Indenture between the Company and State Street Bank and Trust Company, as Trustee, dated as of November
             25, 1996.
      *4.2   Exchange and Registration Rights Agreement between the Company and BT Securities Corporation, Bankers
             Trust International plc, Chase Securities Inc. and Goldman, Sachs & Co. dated November 25, 1996.
      *4.3   Letter of Transmittal.
      *5.1   Opinion of Gibson, Dunn & Crutcher LLP.
      *5.2   Opinion of Testa, Hurwitz & Thibeault LLP.
      *8.1   Opinion of Gibson, Dunn & Crutcher LLP relating to tax matters.

  EXHIBIT
  NUMBER     DESCRIPTION OF EXHIBITS
-----------  --------------------------------------------------------------------------------------------------------
     *10.1   Employment Agreement between the Company and Frederick J. Rowan, II.
     *10.2   Employment Agreement between the Company and Joseph Pacifico.
     *10.3   Employment Agreement between the Company and Charles E. Whetzel, Jr.
     *10.4   Employment Agreement between the Company and David A. Brown.
     *10.5   Employment Agreement between the Company and Jay A. Berman.
     *10.6   Credit Agreement dated October 30, 1996 among the Company, certain lenders and The Chase Manhattan Bank, as administrative agent.
     *10.7   Purchase Agreement dated November 20, 1996 between the Company and BT Securities Corporation, Bankers
             Trust International plc, Chase Securities Inc. and Goldman, Sachs & Co.
       *12   Statement re: Computation of Ratio of Earnings to Fixed Charges.
        16   Letter of Price Waterhouse LLP.
       *21   Subsidiaries of the Company.
      23.1   Consent of Price Waterhouse LLP.
      23.2   Consent of Coopers & Lybrand L.L.P.
     *23.3   Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).
     *23.4   Consent of Testa, Hurwitz & Thibeault LLP (included in Exhibit 5.2).
       *25   Statement of Eligibility of Trustee.
       *27   Financial Data Schedule.


---------
*   filed previously
    (b) Financial Statement Schedules:
        (1) Financial Statement Schedules filed herewith:
            None applicable.
ITEM 22. UNDERTAKINGS
    (a) The Company undertakes:
        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement.
        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.
        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
    (b) The Company undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.
    (c) The Company undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Morrow, Georgia on April 4, 1997.


                                THE WILLIAM CARTER COMPANY
                                BY:                      *
                                     -----------------------------------------
                                               Frederick J. Rowan, II
                                        CHAIRMAN OF THE BOARD, PRESIDENT AND
                                              CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on April 4, 1997.



             NAME                          TITLE
------------------------------  ---------------------------
                                Chairman of the Board of
              *                   Directors, President,
------------------------------    Chief Executive Officer
    Frederick J. Rowan, II        and Director (Principal
                                  Executive Officer)

                                Senior Vice
      /s/ DAVID A. BROWN          President--Business
------------------------------    Planning & Administration
        David A. Brown            and Director

                                Senior Vice President,
              *                   Chief Financial Officer
------------------------------    and Director (Principal
        Jay A. Berman             Accounting Officer)

              *                 Director
------------------------------
    Christopher J. O'Brien

              *                 Director
------------------------------
     Charles J. Philippin

              *                 Director
------------------------------
    Christopher J. Stadler

            * By:
------------------------------
        David A. Brown
       Attorney-in-Fact

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER     DESCRIPTION OF EXHIBITS                                                                               PAGE
-----------  -------------------------------------------------------------------------------------------------     -----
        *2   Agreement of Merger between TWCC Acquisition Corp. and the Company, dated September 18, 1996.....
      *3.1   Amended and Restated Articles of Organization of the Company.....................................
      *3.2   Articles of Merger of the Company................................................................
      *3.3   By-laws of the Company...........................................................................
      *3.4   Certificate of Designation relating to the Preferred Stock of the Company, dated October 30, 1996
             (included in Exhibit 3.2)........................................................................
      *4.1   Indenture between the Company and State Street Bank and Trust Company, as Trustee, dated as of
             November 25, 1996................................................................................
      *4.2   Exchange and Registration Rights Agreement between the Company and BT Securities Corporation,
             Bankers Trust International plc, Chase Securities Inc. and Goldman, Sachs & Co. dated November
             25, 1996.........................................................................................
      *4.3   Letter of Transmittal............................................................................
      *5.1   Opinion of Gibson, Dunn & Crutcher LLP...........................................................
      *5.2   Opinion of Testa, Hurwitz & Thibeault LLP........................................................
      *8.1   Opinion of Gibson, Dunn & Crutcher LLP relating to tax matters...................................
     *10.1   Employment Agreement between the Company and Frederick J. Rowan, II..............................
     *10.2   Employment Agreement between the Company and Joseph Pacifico.....................................
     *10.3   Employment Agreement between the Company and Charles E. Whetzel, Jr..............................
     *10.4   Employment Agreement between the Company and David A. Brown......................................
     *10.5   Employment Agreement between the Company and Jay A. Berman.......................................
     *10.6   Credit Agreement dated October 30, 1996 among the Company, certain lenders and The Chase
             Manhattan Bank, as administrative agent..........................................................
     *10.7   Purchase Agreement dated November 20, 1996 between the Company and BT Securities Corporation,
             Bankers Trust International plc, Chase Securities Inc. and Goldman, Sachs & Co...................
       *12   Statement re: Computation of Ratio of Earnings to Fixed Charges..................................
        16   Letter of Price Waterhouse LLP...................................................................
       *21   Subsidiaries of the Company......................................................................
      23.1   Consent of Price Waterhouse LLP..................................................................
      23.2   Consent of Coopers & Lybrand L.L.P...............................................................
     *23.3   Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).................................
     *23.4   Consent of Testa, Hurwitz & Thibeault LLP (included in Exhibit 5.2)..............................
       *25   Statement of Eligibility of Trustee..............................................................
       *27   Financial Data Schedule..........................................................................


---------
*   filed previously